As filed with the Securities and Exchange Commission on September 28, 2005

Registration No. 333-128297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

A-MAX TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda	3651	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10/F, A-MAX Technology Tower

12-16 Fui Yiu Kok Street, Tsuen Wan

New Territories, Hong Kong

(852) 2798-6699

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. John A. Otoshi, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Road Central, Hong Kong (852) 2522-7886	Chris K. H. Lin, Esq. Simpson Thacher & Bartlett LLP 7th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Ordinary Shares, par value $0.00002 per share(3)	$123,337,500	$14,517

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered have been registered under a separate registration statement on Form F-6 (Registration No. 333-128365). Each American depositary share represents 25 ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 28, 2005

P R O S P E C T U S

6,500,000 American Depositary Shares

A-Max Technology Limited

Representing 162,500,000 Ordinary Shares

This is A-Max’s initial public offering. A-Max is offering 5,200,000 American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering 1,300,000 ADSs. Each ADS represents 25 ordinary shares.

We expect the public offering price to be between $14.50 and $16.50 per ADS. Currently, no public market exists for the ADSs. After pricing of the offering, we expect that the ADSs will be quoted on the Nasdaq National Market under the symbol “AMAX”.

Investing in the ADSs involves risks that are described in the “ Risk Factors” section beginning on page 7 of the prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to A-Max	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 487,500 ADSs from A-Max, and up to an additional 487,500 ADSs from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.	UBS Investment Bank

Thomas Weisel Partners LLC	Jefferies Broadview

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person, including the selling shareholders, to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We intend to apply for and expect to receive consent under the Exchange Control Act of 1972 (and its related regulations) from the Bermuda Monetary Authority for the issue and transfer of the ordinary shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq National Market. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Section 26 of the Companies Act 1981 prior to or as soon as reasonably practicable after its publication. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

PROSPECTUS SUMMARY

You should read this summary together with the more detailed information regarding our company and our shares and ADSs being sold in this offering and our financial statements and notes appearing elsewhere in this prospectus.

A-MAX TECHNOLOGY LIMITED

Overview

We are a leading independent total solutions provider in the global portable digital audio player market. We believe that we are one of the world’s largest independent providers of flash-based portable digital audio players, or portable players, as measured by our unit shipments in 2004 as a percentage of 2004 worldwide shipments of flash-based players estimated by International Data Corporation, or IDC, a leading IT market research and advisory firm, in its Worldwide Portable Compressed Audio Player 2004-2008 Forecast Update: You Can Take It with You, #32664 (December 2004) report. As an independent provider, we serve a wide group of customers, in each case on a non-exclusive basis. We provide flash-based players to leading brand owners and large international retail chains that sell flash-based players under their own house brands. In the six months ended June 30, 2005, we had a total of 83 customers for our portable players, including DSG Retail Ltd., which owns the Dixons retail chain, Medion Aktiengesellschaft, which owns the Medion brand, M-to-Be GmbH, which owns the Maxfield brand, and NEC Computers International bv, which owns the Packard Bell brand.

We manufacture all of our products in China using components sourced from third-party suppliers and provide our customers with complete, “one-stop” services, including new product definition and introduction, product design and related electrical and mechanical engineering, embedded and application software development, manufacturing, packaging, logistics arrangements and after-sales support. In 2004, our net sales increased to $141.4 million from $39.4 million in 2003 and our net income increased to $12.7 million from $1.1 million in 2003. In the six months ended June 30, 2005, our net sales increased to $127.8 million from $29.8 million for the same period in 2004 and our net income increased to $7.3 million from $0.5 million for the same period in 2004.

Our portable players use third-party chipsets with built-in support for audio compressors-decompressors, or codecs, which are computer programs that encode and compress and decode and decompress digital audio data according to a given audio file format. The data compression offered by audio codecs allows a portable player to store significantly more audio content and facilitates faster downloads and transfers of digital audio data. To meet our customers’ demands, our portable players use third-party chipsets that support the widely-used MPEG layer 3, or MP3, codec and Windows Media Audio, or WMA, codec.

The portable player market has grown dramatically since 2003. According to IDC, worldwide shipments of portable players increased by an estimated 70.9% from 32.8 million units in 2003 to 56.1 million units in 2004, while revenues from the sale of portable players increased by an estimated 77.8% from $4.6 billion in 2003 to $8.2 billion in 2004. IDC projects annual shipments of portable players to increase at a compound annual growth rate, or CAGR, of 20.0% from 56.1 million units in 2004 to 116.1 million units in 2008 and revenues from the sale of portable players to increase at a CAGR of 9.8% from $8.2 billion in 2004 to $11.9 billion by 2008. Many factors contribute to the growth of the portable player market, including the following:

•	proliferation of compressed digital audio content;

•	easier access to compressed digital audio content due to high computer penetration, increasing broadband Internet access and faster connectivity technologies;

•	increasing global consumer awareness of the convenience and ease of use of portable players; and

•	rapid advances in key technologies for portable players, including storage capacity, system-on-chip, audio codec and digital rights management, or DRM, technologies.

The main categories of portable players are flash-based players, hard disk drive-, or HDD-, based players, MP3 Compact Disc, or CD, players and MiniDisc, or MD, players. Flash-based players have enjoyed the largest increase in unit shipments among the different categories of portable players. According to IDC, total worldwide shipments of flash-based players increased by an estimated 90.4% from 12.5 million units in 2003 to 23.7 million units in 2004. IDC projects that significant growth will continue from 2004 to 2008 with a CAGR of 23.7%. The growing popularity of flash-based players among consumers is largely attributable to their small, highly portable and fashionable form factor, competitive retail prices and low power consumption.

Our Competitive Strengths and Challenges

We are a leading independent total solutions provider in the global portable player market. We have achieved our current leading position, in part, because of our following competitive strengths:

•	we provide high value-added, end-to-end solutions to our customers to help them reduce costs, accelerate time-to-market and ensure their product offerings will keep up with rapid market and technological developments, allowing them to focus on sales, marketing and brand building;

•	we have a broad customer base and strong customer relationships that not only demonstrate the quality of our solutions and capabilities but also reduce our business risks;

•	we have benefited from being a first mover in the design and manufacture of portable players and have achieved significant competitive advantages, which allow us to meet our customers’ demands for a wide variety of models with relatively lower volume per model and fast time-to-market;

•	we have achieved significant economies of scale, which help us acquire new customers, ensure our adequate and timely supply of key components and enhance our cost competitiveness; and

•	we have established important strategic relationships with leading technology and component providers to ensure our early access to new technologies and supply of key components on favorable terms.

Our ability to realize our business objectives is subject to risks and uncertainties, including:

•	whether flash-based players will continue to grow in popularity in the portable player market;

•	our limited operating history in the portable player market;

•	our ability to maintain existing customers and acquire new leading brand owner and large retail chain customers for our portable players;

•	our ability to continue to secure an adequate and timely supply of key components on favorable terms; and

•	our ability to introduce new product models and product enhancements in a timely and cost-efficient manner to meet our customers’ demands.

Our Strategy

We intend to build upon our existing strengths to become the total solutions provider of choice for leading brand owners and large retail chains. Our goal is to enhance our leading position to capture a larger share of the portable player market and to strengthen our competitive advantages over potential market entrants. We intend to pursue the following strategies to achieve our goal:

•	further strengthen our ability to provide high value-added total solutions to our customers to further differentiate ourselves from electronic manufacturing service, or EMS, providers and original design manufacturers, or ODMs;

•	achieve greater economies of scale by securing more business from existing customers, actively seeking new outsourcing opportunities, offering products with enhanced functions and features, and strengthening our leading position in existing and new markets, especially China;

•	continue to develop and strengthen strategic relationships with existing and new key technology and component providers, and leverage our scale advantages to ensure our continued ability to enjoy favorable terms and earlier access to important components and technologies;

•	maintain our leading position in the flash-based player market by continuing to invest resources in flash-based players, which we believe will continue to experience substantial growth based on our expectations that consumers will demand simple, affordable and user-friendly products dedicated to playing music;

•	develop new products in response to market developments in various types of digital multimedia content and technologies, and evolving consumer demands for new or enhanced functions and features; and

•	further enhance our vertical integration, especially in the areas of industrial design, mechanical design and software development, as well as expand our production capacity prudently and efficiently to fulfill our business needs.

Corporate Information

We commenced operations in 1996 through A-Max Technology Co., Ltd., or A-Max (HK), a company incorporated in Hong Kong, which currently conducts our logistics, finance and administrative activities and some of our sales and support activities. We conduct our design, manufacturing and research and development activities primarily in Shenzhen, China through Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited, or A-Max (China), which we established in March 2003 as a wholly-owned subsidiary of A-Max (HK). We have also established the following subsidiaries:

•	In May 1998, we incorporated Techniques International Limited, or Techniques International, to be a holding company of A-Max (HK) in the British Virgin Islands to benefit from the favorable tax system afforded in that jurisdiction.

•	In September 1998, we incorporated A-Max Technology GmbH, or A-Max (Europe), a wholly-owned subsidiary of A-Max (HK), which primarily conducts our sales and marketing activities in Europe and provides after-sales support to our customers located in Europe.

•	In March 2004, in anticipation of a future stock exchange listing in the United States and/or Hong Kong, we incorporated A-Max Technology Limited, or A-Max, in Bermuda, another tax efficient jurisdiction because Techniques International, as a company incorporated in the British Virgin Islands, is not eligible to be listed in Hong Kong. A-Max became our ultimate holding company in March 2004, when the former shareholders of Techniques International exchanged all of their shares for A-Max’s shares based on their pro rata ownership in Techniques International.

•	In June 2005, we incorporated A-Max Technology Macao Commercial Offshore Company Limited, or A-Max (Macao), a wholly-owned subsidiary of A-Max (HK), to benefit from the favorable tax system and lower cost of operations, including cost of labor and rent, afforded in that jurisdiction, while retaining geographic proximity to Hong Kong and China. We have recently shifted most of our sales and support activities and our procurement activities from A-Max (HK) to A-Max (Macao). In addition to the benefits described above, we believe that Macao provides a stable and educated work force, tax incentives to attract foreign employees, efficient customs procedures and modern infrastructure that forms a solid base upon which to conduct our world-wide sales, support and procurement activities.

•

In July 2005, we incorporated A-Max F7 Technology Limited, or A-Max F7, in Scotland as a wholly-owned subsidiary of Techniques International. We maintain a small team of engineers in Scotland who previously worked for F7 Technology, a Scotland entity, which was dissolved in June 2005. A-Max F7 primarily focuses on software development for digital audio and consumer electronic products. We believe that A-Max F7 will further strengthen our research and development capabilities, in particular for the European market, which currently is the largest market for our portable players.

On June 17, 2005, we effected a 1:50,000 share split and, unless otherwise indicated, all share numbers in this prospectus reflect the share split.

Our principal executive offices are located at 10/F, A-Max Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. Our telephone number at this address is (852) 2798-6699. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our telephone number at this address is (441) 295-1422.

You should direct your inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.amaxhk.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Corporate Structure

The following diagram illustrates our corporate structure and the place of organization and affiliation of each of our subsidiaries as of the date of this prospectus.

The Offering

American Depositary Shares offered:

By A-Max:	5,200,000 ADSs

By the selling shareholders:	1,300,000 ADSs

The ADSs

Each ADS represents 25 ordinary shares, par value $0.00002 per share. The ADSs will be evidenced by ADRs. To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 325,000 ADSs to certain of our directors, officers, employees, business associates and related persons through a directed share program. These reserved ADSs account for an aggregate of 5.0% of the ADSs offered in the offering.

ADSs outstanding immediately after the offering	6,500,000 ADSs, or 7,475,000 ADSs if the underwriters exercise their over-allotment option in full.

Ordinary shares outstanding immediately after the offering	1,022,368,913 ordinary shares, or 1,034,556,413 ordinary shares if the underwriters exercise their over-allotment option in full.

Use of proceeds

We intend to use the proceeds of this offering (i) to fund capital expenditures, such as the purchase of additional machinery and equipment and the acquisition of land in Shenzhen, China for the relocation of our manufacturing facilities, (ii) to fund working capital needs and (iii) for other general corporate purposes. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed Nasdaq National Market symbol	AMAX.

The number of ADSs and ordinary shares outstanding immediately after this offering:

•	is based upon 892,368,913 ordinary shares outstanding as of the date of this prospectus, assuming the automatic conversion of all our outstanding Series A Preferred Shares into 142,468,913 ordinary shares immediately upon the completion of this offering; and

•	excludes 99,043,396 ordinary shares reserved for future issuance under our 2005 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those financial statements and related notes. Our audited financial statements have been audited by Deloitte Touche Tohmatsu, independent registered public accounting firm, and were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The following summary consolidated financial data as of and for the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, those unaudited financial statements and related notes. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The following summary consolidated financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended and As of December 31,			Six Months Ended and As of June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$41,921	$39,388	$141,384	$29,777	$127,847
Cost of sales	(37,454)	(33,232)	(118,206)	(26,745)	(112,125)

Gross profit	$4,467	$6,156	$23,178	$3,032	$15,722
Selling expenses	(1,507)	(1,722)	(2,926)	(751)	(2,602)
General and administrative expenses	(2,990)	(3,878)	(3,882)	(1,221)	(3,557)
Research and development expenses	(369)	(153)	(359)	(102)	(213)
Impairment on long-lived assets	(424)	—	—	—	—
Gain on disposal of subsidiaries and tradename	—	827	—	—	—

Operating income (loss)	$(823)	$1,230	$16,011	$958	$9,350
Other income	249	466	120	24	246
Net unrealized (losses) gain on investment securities	—	—	(19)	(44)	5
Impairment on investments	—	—	(179)	—	—
Interest income	3	4	15	13	149
Interest expense	(545)	(401)	(649)	(258)	(639)

Income (loss) before income taxes	$(1,116)	$1,299	$15,299	$693	$9,111
Provision for income taxes	(93)	(165)	(2,568)	(156)	(1,798)

Net income (loss)	$(1,209)	$1,134	$12,731	$537	$7,313

Basic earnings (loss) per share	(0.0020)	0.0019	0.0207	0.0009	0.0095
Diluted earnings per share(1)	N/A	N/A	0.0179	0.0008	N/A
Basic earnings (loss) per ADS(2)	(0.0500)	0.0475	0.5175	0.0225	0.2375
Diluted earnings per ADS(2)	N/A	N/A	0.4475	0.0200	N/A
Shares used in computing basic earnings per share	600,000	600,000	613,150	600,000	749,900
Shares used in computing diluted earnings per share	N/A	N/A	712,550	674,536	N/A

Consolidated Balance Sheet Data
Cash and cash equivalents	$409	$1,710	$7,081	$2,666	$57,491
Accounts receivable, net	6,412	8,394	43,262	9,590	31,792
Inventories	6,056	7,131	25,604	10,966	24,252
Total assets	19,855	23,430	85,162	30,111	125,140
Borrowings	8,491	13,429	32,819	12,204	14,496
Accounts payable	5,891	4,985	30,025	10,518	21,503
Total current liabilities	19,998	22,469	70,387	27,383	43,176
Total shareholders’ equity (deficit)	(170)	502	14,636	2,490	21,786
Total liabilities and shareholders’ equity	19,855	23,430	85,162	30,111	125,140

(1)	For the six months ended June 30, 2005, Series A Preferred Shares were not included in the calculation of diluted earnings per share as their effect is antidilutive.
(2)	Each ADS represents 25 shares.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus before making an investment decision.

Risks Related to Our Business

We depend heavily on sales of flash-based players and if those players do not remain popular with consumers, our business and prospects could be materially and adversely affected.

We depend heavily on sales of flash-based players, which accounted for 91.4% and 86.2% of our net sales in 2004 and the six months ended June 30, 2005, respectively. As a result, our business depends on the continued growth of the market for these products. The continued popularity of stand-alone flash-based players will be affected significantly by factors that include:

•	the prices of flash-based players and competing products such as HDD-based players or other portable devices;

•	consumer demands and preferences as to desired performance and features;

•	the availability of compressed digital audio content;

•	the increased market adoption of other portable digital audio and multimedia devices, such as HDD-based players, portable multimedia players, or PMPs, digital audio broadcast players, or DAB players, and converged devices such as mobile phones and personal digital assistants, or PDAs, with digital audio player capabilities; and

•	general economic and other conditions that affect consumers’ discretionary spending.

We only began to sell HDD-based players in October 2004 and we have yet to commercially launch our PMPs and DAB players. Changes in technology, consumer preferences or other factors may cause flash-based players to become uncompetitive with HDD-based players, PMPs, DAB players or other devices. Consumers may want HDD-based players and PMPs that offer a greater capacity to store a very large number of songs, photos or memory-intensive content, such as digital video. If even more compact and energy-efficient hard disk drives are introduced to the market or the price of HDD-based players decreases at a significantly faster rate than that of flash-based players, consumers may decide to purchase, or switch to, HDD-based players. In addition, consumers may demand converged devices, or “do-everything devices,” such as certain high-end multimedia mobile phones that incorporate a digital audio playback function. If we are unsuccessful in broadening our product mix and leveraging our experience and reputation in the flash-based player market to gain new customers in other markets, our business and prospects could be materially and adversely affected.

Our limited operating history in the portable player industry makes it difficult to evaluate our business and prospects.

We began producing portable players in 2000 and did not launch our first flash-based player product until 2002. In addition, with the emergence and rapid growth of the portable player market, and in particular, the flash-based player market, we have experienced a high rate of growth since 2003. As such, our historical operating results may not provide a meaningful basis for evaluating our business and prospects. We do not expect to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.

We have incurred losses in prior periods and may incur losses in the future.

We incurred net losses in 2002 and in prior years, and we may incur losses in the future. We expect our operating expenses to increase as we expand our operations. Our ability to maintain profitability depends on the rate of growth of our target markets, the continued market acceptance and competitiveness of our products and our ability to provide new products and product enhancements to meet our customers’ demands. Even though we have achieved profitability in recent periods, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

Because our business depends on an adequate and timely supply of components and we rely on a limited number of suppliers for the flash memory and chipsets used in our products, any shortages, interruptions in supply or substantial price increases by our key suppliers would cause a material adverse effect on our business, financial results and relationships with our customers.

Our business depends on our ability to obtain adequate supplies of components on a timely and cost-competitive basis. We purchase our components from various third-party vendors that meet our quality standards and volume requirements. In 2004 and the six months ended June 30, 2005, we purchased a majority of our flash memory and chipsets from Samsung Electronics Co., Ltd., or Samsung, and SigmaTel, Inc., or SigmaTel, respectively. We do not have long-term agreements with our suppliers of key components. Some of our suppliers are one of only several sources for these components and hold dominant market shares in their respective markets. Reliance on a small number of key suppliers involves risks that could adversely affect our operations or financial condition, including shortages of components, an increase in component costs and our lack of control over component delivery schedules.

Certain components critical to our products have been subject to periodic shortages of supply in the past. For example, there have been industry-wide shortages of flash memory and hard disk drives due to increased demand across the entire consumer electronics industry. We cannot assure you that shortages of these kinds will not recur in the future. Any shortages, interruptions in supply or substantial price increases by our key suppliers would cause a material adverse effect on our business, financial results and relationships with our customers.

If our brand owner customers discontinue or reduce the use of independent end-to-end solutions providers such as ourselves, our business would be materially and adversely affected.

The growth of our business depends substantially on the extent to which brand owners rely on independent end-to-end solutions providers such as ourselves to provide comprehensive solutions for the design and manufacture of portable players, as opposed to producing portable players in-house or through a combination of other third parties such as design houses and EMS providers. If the leading brand owners in the flash-based player market manufacture their products in-house or discontinue or reduce the use of independent end-to-end solutions providers such as ourselves, our business would be materially and adversely affected.

If we fail to acquire new large retail chain customers or increase sales from our existing large retail chain customers, our business may be materially and adversely affected.

The growth of our business will depend in part on the extent to which we obtain the business of new large retail chain customers and increase the business of our existing large retail chain customers. An increasing number of large retail chains have begun to sell portable players under their own house brands, and these and other large retail chains are expected to increase their market share in the future. These large retail chains do not typically have in-house technical expertise, manufacturing capabilities or experience in the market and rely on independent providers to design and produce portable players for them. As the large retail chains’ products do not have the advantage of well-known consumer electronics brand names, there is even greater pressure on them to keep the retail price of their products low by using cost-efficient providers. If we are not successful in acquiring additional large retail customers and increased sales from our existing large retail customers, the growth of our business may be materially and adversely affected.

The average retail selling prices of consumer electronics products typically decrease significantly over a product’s life and will likely continue to do so in the future, which could adversely affect our revenue and profitability.

The average retail selling prices, or ASPs, of consumer electronics products, including portable players, typically decline significantly over a product’s life as new models are introduced, due to improvements in technology that permit enhanced performance and features at the same or lower prices. If ASPs for portable players continue to decline, we will be required to either reduce our costs and unit selling prices for comparable products over time or enhance the performance and features of our products in a cost-efficient manner in order to maintain our average unit selling prices. Our financial results will suffer if we are unable to increase our sales volumes, reduce our costs or introduce new or enhanced features for existing products or new products that can attain higher unit selling prices.

If we cannot provide new product models and enhancements in a timely and cost-efficient manner to meet our customers’ demands, the growth and success of our business will be materially and adversely affected.

The portable player industry is characterized by changing consumer preferences, demand for new and advanced features and greater storage capacities, rapid product obsolescence, declines in unit selling prices, intense competition, evolving industry standards, seasonality and fluctuations in product and component supply and demand. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. Our ability and our customers’ ability to accurately forecast quarterly and annual sales is limited.

In order to be competitive, we must, among other things:

•	be responsive to consumers’ demands for new features and functions in portable player products;

•	quickly incorporate those features and functions into new products and product enhancements;

•	timely deliver new products and enhanced products to our customers with high quality and in large volumes;

•	closely manage our key supplier relationships and the availability and pricing of adequate quantities of the main components of our products;

•	price our products and product enhancements competitively; and

•	manage product transitions smoothly and cost-effectively.

If we are unable to cost-efficiently identify, develop, manufacture and sell new products or product enhancements, or if we are unable to manage product transitions smoothly and efficiently, the growth and success of our business will be materially and adversely affected.

Our business will suffer if we cannot meet increases in demand due to seasonality.

Sales of our portable players, as with many consumer electronic products, are subject to significant seasonality, with higher revenues typically in the fourth quarter of each year, when customers place orders to meet year-end holiday demand, and lower revenues in the first and second quarters of each year. However, our limited operating history in the portable player industry and recent market growth make it difficult for us to accurately assess the impact of seasonal factors on our business. We failed to ramp up production to meet increased customer orders in the third quarter and early part of the fourth quarter of 2004 prior to relocating to our current manufacturing facilities in November 2004, and we had to turn down some increased customer orders in advance of the winter holiday season due to our insufficient production capacity. If we are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our sales and operating results could suffer materially.

Because of the length of the sales cycles for new products designed by us, we may make substantial expenditures before we earn revenues and may not ultimately achieve our forecasted sales.

For new products that we design based on our customers’ specifications, our sales cycle from design to manufacture and delivery is typically three to six months. The length of this sales cycle is due to a number of reasons, including the following:

•	our customers usually complete in-depth technical evaluations of our designs and manufacturing plans and processes before they place purchase orders;

•	the volume production of our portable players may be limited during our customers’ initial release of these portable players to evaluate performance and consumer demand;

•	new product introductions often center around key trade shows and selling seasons and the failure to launch a new product at such times may result in a delay in the introduction of the new product; and

•	the development and commercial introduction of products incorporating complex technology are often delayed or canceled.

We may make substantial expenditures before we earn revenues because we must order components and build inventory in advance of customer orders for products. In addition, we may make substantial expenditures to develop new products that may ultimately be unsuccessful in the market. For example, we have recently incurred expenditures to develop PMPs and electronic photo frames and have commenced the design of DAB players. We cannot be certain, however, that any of such products will be successful in the market. Because demand for our products is affected by a number of factors, including market acceptance of our products, competition and general economic conditions, there is a risk that we may forecast demand incorrectly and produce or order from component suppliers excess or insufficient inventories of particular products or components. Further, particularly during times of potential component shortages, we have purchased, and may continue to purchase, component parts in the expectation of receiving purchase orders. In the event we forecast demand incorrectly, we may experience product shortages or increased inventory levels and possible write-downs of inventory that could materially and adversely affect our business and operating results.

Our recent expansion has strained our management, personnel, systems and resources, and the continued success of our business depends on our ability to successfully manage our growth.

Our business operations have expanded significantly since 2003 due to the rapid growth of our sales of flash-based players, and we expect to further expand our operations to take advantage of the potential growth in our customer base and the portable player market. This expansion has placed, and our intended expansion will continue to place, a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our design and manufacturing capabilities, satisfy customer requirements, execute our business plan or respond to competitive pressures. Further, as we become a public company, we will need to augment our support infrastructure because our information and control systems must enable us to prepare accurate and timely financial information and other required disclosures. To successfully manage our growth, we believe we must:

•	recruit and retain skilled employees necessary to support our expanded operations;

•	continue to maintain adequate control of our costs and expenses;

•	continue to maintain strong relationships with our key suppliers, customers and other third parties; and

•	enhance our design, manufacturing, packaging and logistics services and after-sales support.

All of these measures will require substantial management efforts and resources. We cannot assure you that we will be able to implement the measures successfully or to effectively manage our growth; any failure to do so may adversely and materially affect our business.

If we are unable to manage the expansion and relocation of our production facilities effectively, our financial results may be adversely affected.

We must expand our production facilities to meet growing customer orders and maintain growth. In the third quarter and early part of the fourth quarter of 2004 prior to relocating to our current production facilities in November 2004, we had to turn down some increased customer orders due to our insufficient production capacity. We must constantly evaluate our facilities to make sure that we have sufficient production capacity to meet growing customer orders and fulfill orders by new portable player brand owners and retail chain customers. If we are unable to expand our production facilities to meet growing customer orders, our existing and prospective customers may seek other companies to meet their demand.

In order to expand our production capacity, we relocated our production facilities to Shenzhen in November 2004. The new facilities have monthly production capacity of approximately 1.0 to 1.2 million units per month, depending on the models being produced. We plan to double our monthly production capacity to 2.0 to 2.4 million units through the completion of Phase II of the expansion of our Shenzhen manufacturing facilities by the end of 2005. In addition, we intend to acquire land in Shenzhen for the future relocation of our manufacturing facilities and purchase additional machinery and equipment to enhance our manufacturing efficiency. There are a number of events that could delay these expansion projects or increase the costs associated with our expansion. Such potential events include:

•	shortages and late delivery of building materials and equipment;

•	delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•	design or construction changes with respect to building spaces or equipment layout;

•	delays in securing the necessary governmental approvals;

•	technological, capacity and other changes to our plans necessitated by changes in market conditions;

•	labor disputes; and

•	failure to timely train new and existing employees to use the new production facilities.

Expansion and modification of our production facilities will increase our costs. We will need to purchase additional equipment, train employees to operate the new equipment and hire additional employees. In addition, we have already committed substantial expenditures and resources towards certain of these expansion projects. We will need to increase our net sales accordingly to offset these higher costs. However, demand for our products may not be as high as we expect, and we cannot guarantee that we will be able to fully utilize additional capacity. If that happens, we may fail to realize the expected benefit from our investment in our new and expanded facilities and our financial results will be adversely affected.

Because the markets in which we operate are competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

We face current and potential future competition from brand owners, ODMs and EMS providers. Many of our current and potential competitors have significantly greater financial, technical, marketing, sales and other resources than we do. In addition, some of these competitors may be closer in geographic proximity, and have greater cultural and language connections, to the leading brand owners and large retail chains which sell portable players. We cannot assure you that we will be able to compete successfully against our current or future competitors in our market.

If our customers are not successful in selling our products under their brands, our sales growth and financial results will be adversely affected.

As our products are sold to end users by our customers under their own brands, our success depends on our customers’ success in their portable player sales. Our customers face intense competition from other major consumer electronics brand owners and large retail chains that may have greater brand recognition and financial, marketing, distribution and other resources. We are not able to control our customers’ product and design choices, marketing and pricing strategies and other critical factors in the success and competitiveness of their sales of portable players. Accordingly, we cannot assure you that our customers will be successful in their sales of our products under their brands or that their purchases of our portable players will continue or grow with future orders. If our customers are not successful in selling our products under their brand names, our sales growth and financial results will be adversely affected. For example, some leading consumer electronics brand owners that have recently entered the flash-based player market design and manufacture their products entirely in-house or outsource the design and manufacturing of their products to other companies. Apple Computer, Inc., which already has a commanding market share of the HDD-based player market, entered the flash-based player market in January 2005 and recently introduced a new flash-based player product. In addition, Sony recently began to actively promote its flash-based players. If these or other leading brand names take market share from our existing customers and do not outsource the design and manufacturing of their products to us, our business will be adversely affected.

We rely on a limited number of customers for a significant portion of our net sales, and if a large customer fails to place additional orders with us, or if we fail to develop additional major customers, our operating results and financial condition could be materially and adversely affected.

We have been dependent on a small number of customers to generate a significant portion of our net sales. In 2004 and the six months ended June 30, 2005, our top five customers collectively accounted for approximately 65.2% and 60.0%, respectively, of our net sales. Each of Medion, NEC and a leading China-based consumer electronics company contributed over 10% of our net sales for 2004, and each of DSG Retail, Medion and NEC contributed over 10% of our net sales for the six months ended June 30, 2005. Sales to our largest customers have varied from period to period due primarily to our changing product mix and our relatively short history of sales of portable players, particularly flash-based players, as well as the continued expansion of our customer base and the impact of seasonality on customers’ purchasing decisions. For example, a leading China-based consumer electronics company that contributed approximately 15.1% of our net sales for 2004 only contributed approximately 6.1% of our net sales for the six months ended June 30, 2005 due to the addition of new customers and greater orders from other existing customers. Our largest customers may continue to vary in the future as we aim to attract more brand owners and large retail chains and our sales to different customers may vary from period to period.

We expect that we will continue to rely on a small number of customers for a significant portion of our revenues in the foreseeable future. Our ability to maintain close relationships with these customers is essential to the growth and profitability of our business. If a large customer fails to place additional orders with us, or if we fail to develop additional major customers, our revenues could decline, and our results of operations and financial condition could be materially and adversely affected.

The technologies and industry standards on which our products are based are continually evolving, and our success depends on our ability to adapt our products to incorporate and support these changing technologies and industry standards.

The continuing emergence of new technologies and industry standards, such as the introduction of new compression algorithms for digital audio and multimedia content, could render our products uncompetitive or obsolete. As a result, we may be required to invest significant time, effort and expense to enhance or redesign our products to incorporate new features, functions and technologies and ensure compliance with relevant standards. If our products do not comply with prevailing industry standards and technologies or we or our suppliers are unable to obtain the rights for us to incorporate new standards and technologies into our products, we may fail to attract new customers or lose existing customers and our business and financial results could be materially and adversely affected.

Our business depends largely on the continuing services of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success depends largely upon the continued services of our senior executives, especially our Chairman and Chief Executive Officer, Victor Chan, our Chief Operating Officer, Yu Xiao Dong, and our Chief Financial Officer, Diana Chan. We rely on their experience in the consumer electronics industry, in finance and in business operations and on their relationships with our shareholders, suppliers, technology partners and customers. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

The demand for portable players depends on the availability of compressed digital audio content and may be adversely impacted by intellectual property protection measures, including litigation, against music providers and consumers of compressed digital audio content.

Demand for portable players may be adversely affected by the enforcement of limits on file sharing and downloadable music or other copy protection techniques and intellectual property protection measures. Among other intellectual property protection and enforcement measures undertaken by music industry participants and groups, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals who are alleged to have illegally distributed copyrighted music over the Internet. In the United States, the legal standards for determining indirect liability for copyright infringement have recently been tightened by the United States Supreme Court in the decision Metro Goldwyn-Mayer Studios Inc. v. Grokster, Ltd., No. 04-480, 2005 WL 1499402 (June 27, 2005), or Grokster. The implications of the Grokster decision for providers of compressed digital audio content inside and outside the United States are uncertain and may increase the risk of legal liability for those providers, which may in turn result in decreased availability of compressed digital audio content on the Internet. Although we work closely with industry participants to incorporate digital rights management technology and other copyright protection measures in our portable players, if music industry participants or other parties are successful in limiting the ability of consumers to obtain free or inexpensive music on the Internet, the demand for compressed digital audio players may decline.

The emergence of alternative models for downloading digital music content may impact our business in ways we cannot anticipate.

Currently, most compressed digital audio content is available through a pay-per-download model in which consumers purchase and own the audio file that they can transfer to and play on their portable players. Several companies, including Microsoft, have recently launched digital rights management software that is expected to provide consumers access to music content on a subscription basis, through which they pay a subscription fee to rent, rather than own, the audio file for a limited period of time. If this technology is successful, it could compete with existing pay-per-download music services. These services may require us to incur additional expenses, including additional license fees, to incorporate these technologies into our products. We cannot predict the impact on our business if this or other similar technology or other content distribution models become widely adopted.

Our products incorporate third-party technologies and if we are unable to continue to use these technologies, our business could suffer.

Our products use third-party chipsets with built-in support for third-party technologies, such as the MP3 and WMA codecs, which either we obtain the right to include through sub-license rights provided by the chipset providers who embed these codecs into their chipsets or pursuant to license agreements with codec owners. If these sub-license rights or license agreements are terminated by the third parties or we otherwise lose the rights to use these technologies, we may not be able to find suitable alternate sources and our business may be materially and adversely affected.

We and our suppliers and technology providers may face intellectual property infringement claims that could be time consuming and costly to defend, may result in our loss of the right to use certain third-party technologies, or may result in shortages or interruptions in supply or substantial price increases by our key suppliers.

We and our suppliers and technology providers may be subject to intellectual property infringement and other claims. Litigation is expensive and time consuming and could divert management’s attention from our business. If there is a successful claim of infringement, we and our suppliers and technology providers may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available to us on acceptable terms, if at all. In addition, many of our key suppliers and technology providers are in industries that have had significant intellectual property infringement litigation in recent years. Any significant litigation against any of them could result in our loss of the right to use certain third party technologies, shortages or interruptions in supply or substantial price increases by our key suppliers.

Defects in our products could damage our reputation as well as result in product liability claims against us.

Because we cannot test our products for all possible scenarios, our products may contain defects that are not discovered until after they are shipped to consumers. If our products are frequently found to contain defects, our reputation may be damaged, which could harm our ability to retain existing customers and/or attract new customers. Product defects may also result in product liability claims against us, which may negatively affect our results of operations.

The product warranties we provide to our customers expose us to risks from warranty claims.

We provide our customers with limited product warranties. Under this limited product warranty, if a customer claims that our products are defective, we will, upon receiving the pre-approved return of the defective products, either repair or replace the products, or, at our discretion, refund to the customer all or a portion of the purchase price of the defective products. We cannot assure you that costs associated with product warranties will not be material in the future. If we are exposed to warranty claims, or if limitations on our warranty provisions are unenforceable in a particular jurisdiction, a successful claim could require us to incur substantial expense.

If we are unable to attract, train and retain skilled personnel, our business may be materially and adversely affected.

Our future success depends on our ability to attract, train and retain additional skilled personnel. Our industry is characterized by high demand and intense competition for talent. We cannot assure you that we will be able to attract and retain new and existing skilled personnel whom we will need to achieve our strategic objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Our operating results could be harmed if we have to comply with new environmental regulations.

Our operations create some environmentally sensitive materials that may increase in the future depending on the nature of our manufacturing operations. The disposal of hazardous waste has received increasing attention from Chinese national and local governments and has been subject to stricter regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on the discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although Chinese government officials have not alleged that we have violated any current environmental regulations, we cannot assure you that we will not be liable for violations of these regulations or that the Chinese government will not further tighten its current environmental protection laws and regulations. Our business and operating results could be adversely affected if we were to increase expenditures to comply with new environmental regulations.

Our insurance coverage may not be sufficient to cover the risks related to our operations and losses.

We have not experienced any major accidents in the course of our operations that have caused significant property damage or personal injuries. However, there is no assurance that we will not experience major accidents in the future. Although we have purchased certain insurance, including policies covering loss or damage in respect of buildings, machinery, equipment and inventories, the occurrence of certain incidents such as earthquakes, fires, floods and wars, and the consequences resulting therefrom, may not be covered adequately, or at all, by such insurance. We also face exposure to product liability claims in the event that any of our products are alleged to have resulted in property damage, bodily injury or other adverse effects. Losses incurred or payments we may be required to make may have a material adverse effect on our results of operations if such losses or payments are not fully insured.

We depend on shipping companies to deliver our products and any interruptions to shipping could materially and adversely affect our business and operating results.

We rely on shipping companies, primarily air carriers, to transport our products through world ports to our customers. A work stoppage, disease outbreak, strike or shutdown of one or more major ports or airports could result in shipping delays, which could have a material adverse effect on our business and operating results. For example, in the first half of 2003, the outbreak of SARS in Hong Kong and other parts of Asia caused interruptions in the delivery of our products as shipping companies were required to undergo greater and more time-consuming inspections prior to the shipment of products. Similarly, an increase in surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

We have substantial international activities, which expose us to additional business risks including increased logistical complexity and political instability.

We currently conduct sales activities in Europe, the United States and Asia. We also acquire some key components from international suppliers. We plan to further expand our international sales activities and expect to continue to rely on certain international suppliers. Our international operations are subject to a number of risks, including:

•	fluctuations in the U.S. dollar, the principal currency we use to transact business;

•	increased complexity and costs of managing international operations;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws, regulations and tax schemes in different jurisdictions;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	shipping delays resulting from disruptions to our supply chain caused by labor disputes, war or other events beyond our control;

•	political and economic instability; and

•	other factors beyond our control, including major health concerns such as an outbreak of SARS or avian flu, terrorist attacks and rising fuel costs.

Any acquisition activity could disrupt our ongoing business and may present risks not contemplated at the time of the transaction.

We may acquire companies that have products, services, personnel and technologies that complement our strategic objectives and product roadmap. These acquisitions may involve significant risks and uncertainties, including difficulties in incorporating the operations and technologies of the acquired businesses, distraction of management’s attention away from normal business operations, insufficient revenue generation to offset liabilities assumed and expenses associated with the acquisition, and unidentified issues not discovered in our due diligence process, including product liability issues and legal contingencies. Acquisitions are inherently risky, and no assurance can be given that any acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. In addition, if we issue our ADSs, ordinary shares or other equity-related purchase rights as consideration for an acquisition, our current shareholders’ percentage ownership and earnings per share may become diluted.

We may experience significant period-to-period fluctuations in our operating results, which may result in volatility in the price of our ADSs.

We have in the past experienced, and may in the future continue to experience, significant period-to-period fluctuations in our operating results due to a number of factors, including:

•	the timing and volume of purchase orders and cancellations from our customers;

•	fluctuations and seasonality in demand for our products;

•	the availability and fluctuations in prices of key components such as flash memory, chipsets and liquid crystal displays, or LCDs;

•	our ability to manage our cash flows and working capital needs;

•	price fluctuations, including declines in unit selling prices due to product obsolescence and increased price competition;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the outbreak of SARS, affecting countries in which we conduct our business or in which our products are designed, manufactured and packaged; and

•	changes in our product mix.

We have also experienced significant quarterly fluctuations in sales of our HDD-based players since we commercially launched these products in the fourth quarter of 2004 due to the small number of customers for HDD-based players and fluctuations in demand that are due in part to seasonality. For example, in the second quarter of 2005, we did not have any customer demand for our HDD-based players and hence did not generate any net sales from HDD-based players during that quarter. We expect that the demand for our HDD-based players will continue to fluctuate in the future.

Any fluctuations in our quarterly results of operations may affect the price of our ADSs. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our ADSs may decline.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources and our failure to comply could adversely affect the price of our ADSs.

We have only recently begun to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal control continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, public companies are required to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K or Form 20-F and the public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This requirement will first apply to our annual report on Form 20-F for our fiscal year ending December 31, 2006. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of December 31, 2006 and future year ends, as required by Section 404 of the Sarbanes-Oxley Act, we could experience delays or inaccuracies in our reporting of financial information, or non-compliance with SEC reporting and other regulatory requirements. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ADSs.

Risks Related to Doing Business in China and Hong Kong

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantial business operations in China, including all of our manufacturing operations. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The PRC economy differs from the economies of many developed countries in various respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors in China. The PRC government may implement various measures to encourage economic development and guide the allocation of resources that may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, access to foreign currency or changes in tax regulations that are applicable to us.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business in China primarily through A-Max (China) and we may in the future expand our business through other subsidiaries or other ventures established in the PRC. Our operations in China are governed by PRC laws and regulations. A-Max (China) is subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have little precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Certain preferential tax treatment benefiting A-Max (China) will expire in future years, which will result in a higher enterprise income tax rate for A-Max (China).

Under current PRC laws and regulations, a foreign investment enterprise, or FIE, in China, such as A-Max (China), is typically subject to enterprise income tax, or EIT, at the rate of 30% on taxable income and local income tax at the rate of 3% on taxable income. Because A-Max (China) is located in Shenzhen, it qualifies for a special reduced EIT rate of 15%. Furthermore, since A-Max (China) is an enterprise engaged in manufacturing with foreign investment and its term of operation is more than ten years, it is entitled to a two-year EIT exemption beginning from its first profitable year, followed by a 50% reduction of the EIT rate for three years. A-Max (China) became profitable in 2004. As a result, A-Max (China) is exempt from EIT in 2004 and 2005 and will be subject to a 7.5% EIT rate from 2006 to 2008.

However, if the PRC government phases out preferential tax treatment for enterprises like A-Max (China), the application or interpretation of such preferential tax treatment changes to our disadvantage or A-Max (China) becomes subject to different taxation law, rules, policies, rates or methods of taxation in the PRC, A-Max (China)’s effective EIT rate may increase to the standard statutory rate.

Any fluctuation in the value of the RMB or the H.K. dollar may adversely affect our expenses and profitability.

We use U.S. dollars as our reporting currency for our financial statements, although a portion of our expenses are denominated in currencies other than U.S. dollars, such as RMB and H.K. dollars. The value of the RMB and the H.K. dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar. The conversion of the RMB into foreign currencies, including the U.S. dollar and the Euro, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately

2.0% appreciation in the value of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the RMB against the U.S. dollar.

Although substantially all of our net sales and most of our costs and expenses are denominated in U.S. dollars, the remainder of our net sales and costs and expenses are denominated primarily in RMB or H.K. dollars. In addition, as we may in the future rely in part on dividends paid to us by our subsidiaries in China and Hong Kong, any significant revaluation of the RMB or the H.K. dollar may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currencies. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation in the value of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, depreciation in the value of the RMB against the U.S. dollar would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk. As a result, any material increase in the value of the RMB or the H.K. dollar may affect our expenses and profitability.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currencies may restrict the ability of A-Max (China) or any of our subsidiaries or invested ventures that may be established in the PRC in the future to remit sufficient foreign currency to make profit distributions or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including dividends, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, conversion of RMB for most capital account items, including direct investments, is subject to government approval in China. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the PRC foreign exchange control system prevents A-Max (China) or any of our subsidiaries or other ventures that may be established in the PRC from paying dividends in foreign currencies to us, we may in turn be unable to pay dividends to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may limit our ability to acquire PRC companies and adversely affect our business and prospects.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice further explaining the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company. Several local government authorities only recently commenced processing registrations or applications for approval required under the SAFE notices. Mr. Yu Xiao Dong, our chief operating officer, is a PRC resident who beneficially and indirectly owns certain shares in our company. The SAFE notices do not set forth a specific deadline for making registrations and are unclear as to whether Mr. Dong needs to register with the local SAFE branch as there has been no transfer of assets located in China to A-Max (China). Despite such uncertainty, Mr. Dong has indicated his intent to register with the local

SAFE branch as soon as practicable. According to the April SAFE notice, failure to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to us.

As it is uncertain how the SAFE notices will be interpreted or implemented, we cannot predict how and to what extent they will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends, re-investments of profits and foreign-currency-denominated borrowings, which may adversely affect our results of operation and financial condition. In addition, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to complete the necessary approval, filings and registrations for the acquisition. This may restrict our ability to pursue attractive acquisition opportunities and adversely affect our business and prospects.

Hong Kong’s relationship with the rest of the PRC is unpredictable and could disrupt our business.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems.” However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong.

A significant portion of our net sales is derived from operations conducted through our Hong Kong subsidiary. As a result, our financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the PRC economy.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange, including the Nasdaq National Market. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the consumer electronics market and, in particular, the portable player market;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations in the exchange rate between the H.K. dollar and U.S. dollar and between the RMB and U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in Europe, the United States, Hong Kong and the PRC.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at an assumed initial public offering price of $15.50, you will incur immediate dilution of $11.73 per ADS. See “Dilution.”

We may need additional capital in the near future, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and bank borrowings and the net proceeds from this offering and our recent issuance of Series A Preferred Shares will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 1,022,368,913 ordinary shares and 6,500,000 ADSs outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent that ADSs representing these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

ADS holders may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, any provision of the deposit agreement or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Bermuda law, conduct substantially all of our operations in Hong Kong, China and Europe and all of our directors and officers reside outside the United States.

We are incorporated in Bermuda, and conduct substantially all of our operations in Hong Kong, China and Europe through our wholly-owned subsidiaries. All of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on the civil liability provisions of the U.S. federal securities laws. The United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. As such, there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws obtained in actions against us or our directors or officers. In addition, there is doubt as to whether the courts of Bermuda would enforce original actions brought in Bermuda against us or our directors or officers based solely upon the U.S. federal securities laws. For more information regarding the relevant laws of Bermuda, Hong Kong and China, see “Enforceability of Civil Liabilities.”

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholder lawsuits, indemnification of directors and inspection of corporate records. In addition, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds from this offering.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and their affiliated entities.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 76.5% of our outstanding ordinary shares. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

If securities or industry analysts do not continue to publish research or reports about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our ADSs, the price of our ADSs will likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on, among other things, the price of our ADSs and ordinary shares in this offering and the expected price of our ADSs and ordinary shares following this offering, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2005. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2005 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains many forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving industry. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to”, “would” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements relate to, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of the portable player market; and

•	our ability to provide new models of portable players to meet our customers’ demands.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately $71.9 million, assuming an initial public offering price of $15.50 per ADS, the mid-point of the estimated range of the initial public offering price. If the underwriters exercise their over-allotment option in full, we will receive approximately $78.9 million. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We intend to use the net proceeds from this offering as follows:

•	approximately $40.0 million to fund capital expenditures, including the purchase of additional machinery and equipment and the acquisition of land in Shenzhen for the relocation of our manufacturing facilities;

•	approximately $25.0 million to fund working capital needs; and

•	the remainder to fund other general corporate purposes, including funding further strategic alliances as well as possible acquisitions of businesses and assets that complement our existing business and capabilities, although we are not currently contemplating any such strategic alliances or acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amount to be used for each of the purposes discussed above. The amount and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

Pending use of the net proceeds, we intend to place our net proceeds in short-term bank deposits.

DIVIDEND POLICY

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders and the laws of Bermuda. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding Series A Preferred Shares into 142,468,913 ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding Series A Preferred Shares into 142,468,913 ordinary shares upon the completion of this offering, and (ii) the issuance and sale of the 5,200,000 ADSs offered hereby, assuming an initial public offering price of $15.50 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2005
	Actual	Pro Forma*	Pro Forma As Adjusted*
	(in thousands of $)
Mezzanine equity:
Series A Preferred Shares $0.00002 par value, 141,490,566 shares authorized, 141,490,566 shares issued and outstanding (0 shares issued and outstanding on a pro forma basis, and 0 shares issued and outstanding on a pro forma as adjusted basis)	60,059	—	—
Shareholders’ equity:
Ordinary Shares $0.00002 par value, 1,400,000,000 shares authorized, 749,900,000 shares issued and outstanding (892,368,913 shares issued and outstanding on a pro forma basis, and 1,022,368,913 shares issued and outstanding on a pro forma as adjusted basis)	15	18	21
Additional paid-in capital	7,298	67,902	139,757
Accumulated other comprehensive loss	(530)	(530)	(530)
Retained earnings	15,003	15,003	15,003

Total shareholders’ equity	21,786	82,393	154,251

Total capitalization	81,845	82,393	154,251

*	Pursuant to an agreement between us and the holders of our Series A Preferred Shares, the conversion ratio used in this table to calculate the number of ordinary shares into which all of our outstanding Series A Preferred Shares will automatically convert upon the completion of this offering is derived based in part on the mid-point of the estimated range of the initial offering price and compounded and accrued dividends through the closing date of this offering, which we estimate to be October 19, 2005. In the event that the final offering price and/or the closing date of this offering deviate from those assumed in this table, we will include the adjusted ordinary share number in our final prospectus relating to this offering.

DILUTION

Our net tangible book value as of June 30, 2005 was approximately $0.03 per ordinary share, and $0.73 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2005, other than to give effect to (i) the automatic conversion of all of our Series A Preferred Shares, which will occur upon the completion of this offering, and (ii) our sale of the 5,200,000 ADSs offered in this offering, at the assumed initial public offering price of $15.50 per ADS and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our adjusted net tangible book value at June 30, 2005 would have been $0.15 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $3.77 per ADS. This represents an immediate increase in net tangible book value of $0.06 per ordinary share, or $1.46 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $0.47 per ordinary share, or $11.73 per ADS, to purchasers of ADSs in this offering.

Pursuant to an agreement between us and the holders of our Series A Preferred Shares, the conversion ratio used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A Preferred Shares will automatically convert upon the completion of this offering is derived based in part on the mid-point of the estimated range of the initial offering price and the estimated closing date of this offering. In the event that the final offering price and/or the closing date of this offering deviate from those assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ADS is $15.50 and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ADS	$15.50

Pro forma net tangible book value per ordinary share	$2.31
Increase in net tangible book value per ordinary share attributable to sale of ADS in this offering	1.46

Net tangible book value per ADS after giving effect to this offering	$3.77

Amount of dilution in net tangible book value per ADS to new investors in the offering	$11.73

The following table summarizes, on a pro forma basis as of June 30, 2005, the differences between the shareholders at our most recent fiscal year end and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 487,500 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(in thousand of $)
Pro forma existing shareholders	892,368,913	87.3%	$67,920	45.7%	$0.08	$1.90
New investors	130,000,000	12.7%	80,600	54.3%	0.62	15.50

Total	1,022,368,913	100.0%	$148,520	100.0%

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in Bermuda. Substantially all of our current operations are conducted in China, Hong Kong and Europe and almost all of our assets are located in China and Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We have also been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws obtained in actions against us or our directors or officers. In addition, there is doubt as to whether the courts of Bermuda would enforce original actions brought in Bermuda against us or our directors or officers based solely upon the U.S. federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed by Bermuda courts to the extent that they are contrary to public policy.

Haiwen & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. However, according to PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors or officers if they determine such judgment violates the basic principles of PRC law or national sovereignty, security or public interest. It is therefore uncertain whether a judgment obtained from a U.S. court under U.S. federal or state securities laws would be determined to be enforceable by courts in China.

Richards Butler has advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. However, under Hong Kong common law, a foreign judgment (including one from a court in the United States predicated on applicable federal or state securities laws of the United States) may be enforced in Hong Kong by bringing an action in a Hong Kong court and then seeking summary or default judgment on the strength of the foreign judgment, provided that the foreign judgment is for a debt or definite sum of money, is final and conclusive and was based on a judicial determination of the merits.

In addition, the Hong Kong courts may refuse to recognize or enforce a foreign judgment if:

•	the judgment was obtained by fraud;

•	the foreign court lacked the appropriate jurisdiction to determine the case;

•	the underlying facts of the judgment would render its enforcement contrary to public policy;

•	the judgment was obtained through a process that demonstrably breached the rules of natural justice;

•	the judgment is for multiple (for example, penal) damages; or

•	the judgment was based on foreign penal, revenue or other public law.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those financial statements and related notes. Our audited consolidated financial statements have been audited by Deloitte Touche Tohmatsu and were prepared in accordance with U.S. GAAP. The following selected consolidated financial data as of and for the years ended December 31, 2000 and 2001 are derived from our unaudited consolidated financial statements not included in this prospectus and were prepared in accordance with U.S. GAAP. The following selected consolidated financial data as of and for the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those unaudited financial statements and related notes. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The following selected consolidated financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended and As of December 31,					Six Months Ended and As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$48,839	$40,129	$41,921	$39,388	$141,384	$29,777	$127,847
Cost of sales	(43,946)	(36,775)	(37,454)	(33,232)	(118,206)	(26,745)	(112,125)

Gross profit	$4,893	$3,354	$4,467	$6,156	$23,178	$3,032	$15,722
Selling expenses	(2,985)	(1,808)	(1,507)	(1,722)	(2,926)	(751)	(2,602)
General and administrative expenses	(3,171)	(3,063)	(2,990)	(3,878)	(3,882)	(1,221)	(3,557)
Research and development expenses	(311)	(254)	(369)	(153)	(359)	(102)	(213)
Impairment on long-lived assets	—	—	(424)	—	—	—	—
Gain on disposal of subsidiaries and tradename	—	—	—	827	—	—	—

Operating income (loss)	$(1,574)	$(1,771)	$(823)	$1,230	$16,011	$958	$9,350
Other income	509	343	249	466	120	24	246
Net unrealized (losses) gain on investment securities	—	—	—	—	(19)	(44)	5
Impairment on investments	—	—	—	—	(179)	—	—
Interest income	48	55	3	4	15	13	149
Interest expense	(288)	(513)	(545)	(401)	(649)	(258)	(639)

Income (loss) before income taxes	$(1,305)	$(1,886)	$(1,116)	$1,299	$15,299	$693	$9,111
Provision for income taxes	(55)	(1)	(93)	(165)	(2,568)	(156)	(1,798)

Net income (loss)	$(1,360)	$(1,887)	$(1,209)	$1,134	$12,731	$537	$7,313

Basic earnings (loss) per share	$(0.0023)	$(0.0031)	$(0.0020)	$0.0019	$0.0207	0.0009	0.0095
Diluted earnings per share(1)	N/A	N/A	N/A	N/A	$0.0179	0.0008	N/A
Basic earnings (loss) per ADS(2)	$(0.0575)	(0.0775)	(0.0500)	$0.0475	0.5175	0.0225	0.2375
Diluted earnings per ADS(2)	N/A	N/A	N/A	N/A	0.4475	0.0200	N/A
Shares used in computing basic earnings per share	600,000	600,000	600,000	600,000	613,150	600,000	749,900
Shares used in computing diluted earnings per share	N/A	N/A	N/A	N/A	712,550	674,536	N/A

Consolidated Balance Sheet Data
Cash and cash equivalent	$1,821	$1,112	$409	$1,710	$7,081	$2,666	$57,491
Accounts receivable, net	3,179	3,940	6,412	8,394	43,262	9,590	31,792
Inventories	6,093	6,706	6,056	7,131	25,604	10,966	24,252
Total assets	17,618	18,713	19,855	23,430	85,162	30,111	125,140
Borrowings	7,206	8,515	8,491	13,429	32,819	12,204	14,496
Accounts payable	6,834	4,068	5,891	4,985	30,025	10,518	21,503
Total current liabilities	16,343	17,261	19,998	22,469	70,387	27,383	43,176
Total shareholders’ equity (deficit)	871	1,223	(170)	502	14,636	2,490	21,786
Total liabilities and shareholders’ equity	17,618	18,713	19,855	23,430	85,162	30,111	125,140

(1)	For the six months ended June 30, 2005, Series A Preferred Shares were not included in the calculation of diluted earnings per share as their effect is antidilutive.
(2)	Each ADS represents 25 shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations, the fulfillment of which is uncertain and subject to risks. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading independent total solutions provider in the global portable player market. Our current product offering consists primarily of flash-based players. We also continue to offer MP3 CD players as a legacy product and, in October 2004, we commenced sales of our HDD-based players. Our recent results have been driven by the growth of the portable player market, in particular the dramatic increase in demand for flash-based players beginning in 2003 and carrying into 2004 and 2005. Since we began producing portable players in 2000, we have produced over 230 models of portable players for customers in Europe, the United States and Asia. In 2004, we generated net sales of $141.4 million, a 259.0% increase from net sales of $39.4 million in 2003. In the six months ended June 30, 2005, we generated net sales of $127.8 million, a 329.3% increase from net sales of $29.8 million for the same period in 2004.

The percentage of our net sales by product category has changed significantly during the past three and a half years. The following table sets forth our net sales for each of our product categories and the percentage of net sales represented by each product category for the periods indicated.

	Year ended December 31,						Six Months ended June 30,
	2002		2003		2004		2004		2005
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(in thousands, except for percentages)
Flash-based players	$6,434	15.3%	$20,137	51.1%	$129,228	91.4%	$28,153	94.6%	$110,134	86.2%
HDD-based players	—	—	—	—	6,232	4.4	—	—	805	0.6
MP3 CD players	19,024	45.4	7,441	18.9	960	0.7	805	2.7	49	0.0
Computer peripherals and components	15,690	37.4	11,101	28.2	4,662	3.3	696	2.3	16,302	12.8
Others	773	1.9	709	1.8	302	0.2	123	0.4	557	0.4

Total	$41,921	100.0%	$39,388	100.0%	$141,384	100.0%	$29,777	100.0%	$127,847	100.0%

We commenced operations through A-Max (HK) in 1996. From then until 2000, our business consisted primarily of sales of computer peripherals and components. In 2000, we began to sell MP3 CD players, which are portable CD players that also provide MP3 and WMA playback. Sales of MP3 CD players constituted 45.4% of our total net sales in 2002 before experiencing a steep decline in 2003, 2004 and the six months ended June 30, 2005 to 18.9%, 0.7% and 0.0% of our total net sales, respectively. The significant declines were due primarily to our strategic decision, guided by industry trends and consumer demand, to transition our focus on MP3 CD players to flash-based players and new emerging products such as HDD-based players. Although we did not sell our first flash-based player model until 2002, flash-based players quickly became our principal products and accounted for 51.1%, 91.4% and 86.2% of our net sales in 2003, 2004 and the six months ended June 30, 2005, respectively. In October 2004, we added HDD-based players to our product mix in response to the demands of certain customers, and sales of HDD-based players accounted for 4.4% and 0.6% of our net sales in 2004 and the six months ended June 30, 2005, respectively.

The following table shows the number of units that we shipped for each of our portable players for the periods indicated.

	Year Ended December 31,			Six Months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Flash-based players	134	865	4,008	1,135	2,449
HDD-based players	—	—	48	—	6
MP3 CD players	410	171	25	21	1

The portable player industry, like the larger consumer electronics products industry, is characterized by intense competition and increasing technological complexity with short development cycles. We expect our business to be driven primarily by the growing portable player market and a growing trend toward outsourcing of the design and manufacturing of consumer electronics products such as portable players. To stay abreast of technological advancements and changing consumer preferences, including demand for memory-intensive digital content such as video, we have developed PMPs and are in the process of developing DAB players. In the near term, we expect our net sales to consist primarily of sales of flash-based players, and to a lesser extent, sales of computer peripherals and components and HDD-based players and possible sales of PMPs and DAB players. We have also experienced significant quarterly fluctuations in sales of our HDD-based players since we commercially launched these products in the fourth quarter of 2004 due to our small number of customers for HDD-based players and fluctuations in demand that are due in part to seasonality. For example, in the second quarter of 2005, we did not have any customer demand for our HDD-based players and hence did not generate any net sales from HDD-based players during that quarter. We expect that the demand for our HDD-based players will continue to fluctuate in the future.

We design and manufacture portable players for consumer electronics brand owners and large retail chains that offer their own house brands of consumer electronics products. We sell our products to customers primarily through direct sales, and to a lesser extent, through distributors. A small number of customers have accounted for a majority of our net sales. In 2004 and the six months ended June 30, 2005, our top five customers collectively accounted for approximately 65.2% and 60.0%, respectively, of our net sales. Sales to our largest customers have varied from period to period due primarily to our changing product mix and our relatively short history of sales of portable players, as well as the continued expansion of our customer base. As our product portfolio has changed significantly in the past three and a half years and we now focus primarily on sales of flash-based players, the contribution of sales of our computer peripherals and components to our net sales has generally decreased. Sales of our computer peripherals and components constituted 37.4%, 28.2%, 3.3% and 12.8% of our total net sales for each of 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. The increase in the percentage of our net sales attributable to the sale of our computer peripherals and components in the six months ended June 30, 2005 was due to the decrease in our net sales attributable to the sale of our portable player products from the peak fourth quarter of 2004 and our corresponding sales of excess components. As there is typically market demand for components and we anticipate that we can procure new components on price terms no less favorable than the components we have on hand, we sell excess components from time to time to efficiently manage our inventory levels.

Our gross margins have varied since our inception and we expect that they will continue to vary as a result of a variety of factors. These factors include changes in our product mix, the unit price of our products and the prices of key components, in particular flash-based memory and chipsets. Our gross margins have increased during the period from 2002 to 2004 due primarily to the change in our product mix to consist primarily of flash-based players. Gross margins are generally higher on sales of portable players, particularly flash-based players, than on sales of computer peripherals and components. Gross margins have historically been generally higher in the second half of the year as compared to the first half of the same year due primarily to greater economies of scale resulting from the increase in net sales of our flash-based players during the fourth quarter as compared to the first half of the year. In addition, our gross margins increased from 2003 to 2004 as we achieved greater economies of scale in connection with our growing sales of flash-based players. However, the portable player industry is characterized by falling unit prices, which forces us to constantly seek ways to maintain or improve our gross margins by achieving greater economies of scale, strengthening the cost efficiencies of our design and manufacturing processes, strengthening our relationships with key suppliers and constantly offering new products with more advanced features and functions.

Our business requires significant amounts of working capital to purchase key components, such as flash memory and chipsets, which we must order in advance of customer orders for our products. In the past, we have funded our working capital needs and capital expenditures primarily from bank borrowings, the issuance of shares in private offerings and cash generated from our operating activities. We expect our working capital and capital expenditure needs to continue to grow alongside the expected growth of our production and sales of portable players. We expect to fund our operations from proceeds received from the sale of our Series A Preferred Shares, cash generated from our operating activities and proceeds from this offering. We also have the option to draw from our existing lines of credit in the future to fund our working capital needs.

Net Sales.    We typically ship our products freight on board Hong Kong, in which case title to our products passes to the customer immediately upon shipment from Hong Kong. Our net sales from portable players are primarily determined by the unit sales price and the number of units sold, which are in turn affected by many factors, including the type of player sold, the features, functions and memory capacity included in the players. Our sales of portable players are also affected by seasonality. Our sales tend to be higher during the fourth quarter due to the winter holiday season.

We sell our products primarily to customers located in Europe, the United States and Asia. The percentages of our net sales to customers based on their geographical locations have changed significantly over the past three and a half years due primarily to the change of our product mix and our focus on the larger flash-based player markets in Europe and the United States. A majority of our customers that purchased our MP3 CD players and computer peripherals and components were located in Asia, while a majority of customers that purchased our flash-based players were located in Europe and the United States. In 2002, because sales of MP3 CD players and computer peripherals and components accounted for more than 80% of our total net sales, customers in Asia contributed to a majority of our net sales. As sales of flash-based players accounted for a greater portion of our net sales than sales of our other products since 2003, our customers located in Europe and the United States have contributed to a majority of our net sales in 2003 and 2004 and the six months ended June 30, 2005. The following table sets forth our net sales to customers based on the destination of shipments:

	Year ended December 31,						Six Months ended June 30,
	2002		2003		2004		2004		2005
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(in thousands, except for percentages)
Europe	$11,268	26.9	$17,313	44.0	$78,008	55.2	$20,145	67.7%	$86,809	67.9%
Asia (excluding Japan)	21,000	50.1	17,812	45.2	25,023	17.7	7,686	25.8	24,162	18.9
United States	9,293	22.2	3,965	10.1	25,095	17.7	1,374	4.6	8,211	6.4
Japan	—	—	—	—	11,619	8.2	75	0.2	5,087	4.0
Other	360	0.8	298	0.7	1,642	1.2	497	1.7	3,578	2.8

Total net sales	$41,921	100.0%	$39,388	100.0%	$141,384	100.0%	$29,777	100.0%	$127,847	100.0%

Cost of Sales.    Our cost of sales consists primarily of:

•	direct materials cost, in particular the cost of acquiring flash-based memory, chipsets, LCDs and hard disk drives;

•	direct labor costs associated with the manufacturing, assembly and testing of our portable players; and

•	manufacturing overhead.

For selected customers, we provide, without charge, extra units of our products equivalent to 1% of the units ordered by the customer to cover anticipated returns and replacements under warranty. We include the cost of producing these additional units in our cost of sales.

Direct materials cost accounted for 95.1%, 96.3%, 97.8% and 96.6% of our cost of sales in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively. The following table shows the portion of our cost of sales attributable to direct materials cost for each category of our products and direct labor costs and manufacturing overhead for the periods indicated.

	Year ended December 31,			Six Months ended June 30,
	2002	2003	2004	2004	2005
	(in thousands)
Direct materials cost:
— Flash-based players	$5,591	$15,779	$105,016	$24,491	$93,146
— HDD-based players	—	—	5,232	—	797
— MP3 CD players	14,620	5,439	865	707	41
— Computer peripherals and components	15,421	10,773	4,492	629	14,358

Total direct materials cost	$35,632	$31,991	$115,605	$25,827	$108,342
Direct labor costs and manufacturing overhead	1,822	1,241	2,601	918	3,783

Total cost of sales	$37,454	$33,232	$118,206	$26,745	$112,125

Selling Expenses.    Our selling expenses consist primarily of salaries and wages for our sales and marketing personnel, freight charges in connection with the delivery of our products, advertising and promotion and traveling expenses. Our selling expenses have increased over the past three and a half years as we hired additional sales personnel and incurred additional expenses to promote new product and new model offerings. Our selling expenses have also increased as we have expanded the geographic scope of our market to cater to the large European and U.S. portable player markets. We expect that our selling expenses will increase as we hire additional sales and marketing personnel, continue to expand our sales and marketing network in Europe and the United States and seek to increase sales in Asia, in particular China.

General and Administrative Expenses.    Our general and administrative expenses consist primarily of salaries and wages for our general and administrative personnel, charges in connection with our bank facilities, legal and other professional service fees, rental fees and allowance for bad debt in connection with accounts receivable that we are unlikely to collect. Our general and administrative expenses have increased slightly over the past three and a half years primarily as a result of increased headcounts. We expect that our general and administrative expenses will increase significantly as we continue to grow our business and as we incur costs associated with our operation as a public company upon completion of this offering.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and wages for research and development personnel and tooling costs related to the development of prototype products. We expense research and development expenses as they are incurred. In the past three and a half years, our research and development expenses have related primarily to the costs associated with the development of new product features and categories, particularly our addition of new flash-based player models and development of HDD-based players, which we launched in 2004, and PMPs, which we have not yet launched. In the future, we expect our research and development expenses to relate primarily to our efforts to enhance our design capabilities and technological expertise to create more advanced and efficient design and manufacturing processes as we continue to focus on flash-based players and other portable players, such as HDD-based players, PMPs and DAB players.

Disposals of Subsidiaries and Tradename.    In 2003, we completed the sales of two subsidiaries for total consideration of $1.3 million and recognized gains of $0.8 million from these sales. In January 2003, we sold Zhaoqing A-Max Technology Co. Ltd, or A-Max (Zhaoqing), to Botany Investment Limited, a third party. We had previously manufactured our computer peripherals, such as VGA graphics cards and sound cards, at our old factory in Zhaoqing, which was also used for our initial production of MP3 CD players. However, the Zhaoqing factory did not have the advanced manufacturing facilities required for our efficient production of high-quality flash-based players. In preparation for the transition of our product mix to primarily flash-based players and other new digital products, we moved our research and development and manufacturing activities to new facilities in Shenzhen, China, which have more advanced manufacturing equipment and production lines. We then sold the legal entity that owned our old factory and related fixed assets to a third party. Although the current owner of the Zhaoqing factory may be utilizing the fixed assets to produce certain competing products, we do not consider it to be a competitor with us in the flash-based player business or that our disposal of such factory has had or is likely to have any material impact on our results of operations or financial condition. In December 2003, we sold our subsidiary A-Max Technology (International) Company Ltd., or A-Max (International), through which we held our brand name “NAPA,” to a different third party. We disposed of the “NAPA” brand name in order to avoid competition with our customers and attract more leading brand owners and retail chain customers for our flash-based players. The current owner of the NAPA brand has continued to use our services.

Other Income (Expense).    Our other income (expense) consists of foreign exchange gains and losses and gains or losses on our investments in marketable securities, among other things. Our gains and losses attributable to foreign exchange have been primarily attributable to translations of transactions denominated in RMB, H.K. dollars or Euro into U.S. dollars. Historically, the impact attributable to the exchange rates between the H.K. dollar and the U.S. dollar and the RMB and the U.S. dollar has not been significant as a result of the Hong Kong government’s policy of pegging the H.K. dollar to the U.S. dollar and the PRC government’s previous policy of pegging the RMB to the U.S. dollar. On July 21, 2005, the PRC government changed its policy, permitting the RMB to fluctuate within a band against a basket of certain foreign currencies. The change resulted initially in an approximately 2.0% appreciation in the value of the RMB against the U.S. dollar. The recent policy change may result in greater or lesser foreign exchange gains or losses than we have experienced in the past. We have invested in marketable securities, which we have classified as trading for accounting purposes. Based on our limited securities investment activities, we have not experienced, and do not expect to experience in the future, significant gains or losses on our securities trading activities.

Taxation.    Under the current laws of Bermuda and the British Virgin Islands, where our holding company and intermediate holding company have been incorporated, respectively, we are not subject to tax on our income or capital gains. In addition, our payment of dividends is not subject to withholding tax in these jurisdictions.

Under the current laws of Macao, A-Max (Macao), which is treated as an offshore institution in Macao, is exempted from income tax, industrial tax and stamp duties. In addition, managers and specialized technicians of A-Max (Macao) who are authorized to reside in Macao but are not Macao permanent residents are exempted from salary tax for the first three years of their employment at A-Max (Macao).

The provision for current income taxes of our operating subsidiary in Hong Kong, A-Max (HK), has been calculated by applying the current statutory income tax rate of 16%, 17.5%, 17.5% and 17.5% in each of 2002, 2003, 2004 and 2005, respectively, to the estimated taxable income earned in or derived from Hong Kong during the relevant period.

The statutory EIT rate in the PRC for FIEs, such as A-Max (China), is 30% on taxable income and the local income tax rate is 3% on taxable income. However, because A-Max (China) is located in Shenzhen, China, it qualifies for a special reduced EIT rate of 15%. Furthermore, since A-Max (China) is an enterprise engaged in manufacturing with foreign investment and its term of operation is more than ten years, it is entitled to a two-year EIT exemption beginning from its first profitable year, followed by a 50% reduction of the EIT rate for three years. A-Max (China) became profitable in 2004. As a result, A-Max (China) is exempt from EIT in 2004 and 2005 and will be subject to a 7.5% EIT rate from 2006 to 2008.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net sales and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Revenue Recognition.    We recognize revenue based on firm customer orders with fixed terms and conditions, including price. We recognize revenue when delivery has occurred and collectibility is determined to be reasonably assured. We meet these criteria at the point of shipment for shipments which are made with freight on board, or FOB, shipping point terms, and upon delivery for shipments which are made with FOB destination terms. We do not provide our customers with price protection and only provide the right of return or subsequent rebates for defective goods in connection with our warranty policy. For selected customers, we ship, without charge, extra units of our products equivalent to 1% of the units ordered by the customer.

Allowance for Doubtful Receivables.    We periodically record an allowance for doubtful receivables based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties in collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

Income Taxes.    We provide for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred tax assets. We record a valuation allowance to reduce our deferred income tax assets to an amount that we believe will more likely than not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made.

Accruals and Provisions for Loss Contingencies.    We make provisions for all loss contingencies when information available to us prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. For provisions or accruals related to litigation, we make provisions based on information from legal counsels and the best estimation of management. We are currently involved in certain legal proceedings and contingencies. We have recorded liabilities in relation to such matters based on our estimate of the probable cost of the resolution of the contingency. The actual resolution of these contingencies may differ from our estimates. A contingency that is settled for an amount greater than our estimate will result in a future charge to income. Likewise, a contingency that is settled for an amount less than our estimate will result in a future credit to income.

Impairment or Disposal of Long-Lived Assets.    We review our long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that we expect to hold and use is based on the difference between estimated fair value of the assets and the carrying value.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

Results of Operations

The following table sets forth a summary of our consolidated statement of operations, both in absolute amounts and as a percentage of net sales, for the periods indicated. Our business has evolved rapidly and significantly since we launched our first flash-based player in 2002. Our limited history of sales of our key products makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of past operating results should not be relied upon as indicative of future performance.

	Year Ended December 31,						Six Months Ended June 30,
	2002	%	2003	%	2004	%	2004	%	2005	%
							(unaudited)
	(in thousands, except for percentages)
Consolidated Statement of Operations Data
Net sales	$41,921	100.0%	$39,388	100.0%	$141,384	100.0%	$29,777	100.0%	$127,847	100.0%
Cost of sales	(37,454)	(89.3)	(33,232)	(84.4)	(118,206)	(83.6)	(26,745)	(89.8)	(112,125)	(87.7)

Gross profit	$4,467	10.7%	$6,156	15.6%	$23,178	16.4%	$3,032	10.2%	$15,722	12.3%
Selling expenses	(1,507)	(3.6)	(1,722)	(4.4)	(2,926)	(2.1)	(751)	(2.5)	(2,602)	(2.0)
General and administrative expenses	(2,990)	(7.1)	(3,878)	(9.8)	(3,882)	(2.7)	(1,221)	(4.1)	(3,557)	(2.8)
Research and development expenses	(369)	(0.9)	(153)	(0.4)	(359)	(0.3)	(102)	(0.4)	(213)	(0.2)
Impairment on long-lived assets	(424)	(1.0)	—	—	—	—	—	—	—	—
Gain on disposal of subsidiaries and tradename	—	—	827	2.1	—	—	—	—	—	—

Operating income (loss)	$(823)	(1.9)%	$1,230	3.1%	$16,011	11.3%	$958	3.2%	$9,350	7.3%
Other income	249	0.6	466	1.2	120	0.1	24	0.1	246	0.2
Net unrealized holding loss on trading securities	—	—	—	—	(19)	(0.0)	(44)	(0.1)	5	0.0
Impairment on investments	—	—	—	—	(179)	(0.1)	—	—	—	—
Interest income	3	0.0	4	0.0	15	0.0	13	0.0	149	0.1
Interest expense	(545)	(1.3)	(401)	(1.0)	(649)	(0.5)	(258)	(0.9)	(639)	(0.5)

Income (loss) before income taxes	$(1,116)	(2.6)%	$1,299	3.3%	$15,299	10.8%	$693	2.3%	$9,111	7.1%
Provision for income taxes	(93)	(0.2)	(165)	(0.4)	(2,568)	(1.8)	(156)	(0.5)	(1,798)	(1.4)

Net income (loss)	$(1,209)	(2.8)%	$1,134	2.9%	$12,731	9.0%	$537	1.8%	$7,313	5.7%

Comparison of Six Months Ended June 30, 2004 and Six Months Ended June 30, 2005

Net Sales.    Our net sales increased by 329.3% from $29.8 million for the six months ended June 30, 2004 to $127.8 million for the six months ended June 30, 2005. The increase was due primarily to the significant increase in sales of our flash-based players from net sales of $28.2 million for the six months ended June 30, 2004 to $110.1 million for the six months ended June 30, 2005, mainly as a result of a substantial increase in sales volume driven by the addition of new customers and the growth of customer orders. The increase was also due in part to the increase in net sales generated by the sale of components from $0.7 million for the six months ended June 30, 2004 to $16.3 million for the six months ended June 30, 2005 as a result of our sales of our excess inventory of components arising from decreased demand for our portable players in the first half of 2005 as compared to the last quarter of 2004. As there was customer demand for these components and we believed that we could procure new components on price terms no less favorable than our existing inventory, we sold our excess components to efficiently manage our inventory levels. In addition, for the six months ended June 30, 2005, we generated $0.8 million net sales from sales of our HDD-based players, which we introduced in the fourth quarter of 2004.

Cost of Sales.    Our cost of sales increased by 319.2% from $26.7 million for the six months ended June 30, 2004 to $112.1 million for the six months ended June 30, 2005. The increase was due primarily to an increase in sales volume, and primarily an increase in the total direct materials costs, including costs for memory and chipsets for flash-based players, which increased from $24.5 million for the six months ended June 30, 2004 to $93.1 million for the six months ended June 30, 2005, and in connection with the sale of components, which increased from $0.6 million for the six months ended June 30, 2004 to $14.4 million for the six months ended June 30, 2005. As a percentage of net sales, cost of sales decreased from 89.8% for the six months ended June 30, 2004 to 87.7% for the six months ended June 30, 2005, due to the greater economies of scale we have achieved.

Selling Expenses.    Our selling expenses increased by 246.5% from $0.8 million for the six months ended June 30, 2004 to $2.6 million for the six months ended June 30, 2005. The increase was due primarily to an increase in freight charges from $0.2 million for the six months ended June 30, 2004 to $1.7 million for the six months ended June 30, 2005 due to increased sales volume, primarily attributable to sales of flash-based players and the greater frequency, and longer distances, of our shipments. The increase was also due to an increase in the amounts that we paid in salaries and wages from $0.3 million for the six months ended June 30, 2004 to $0.5 million for the six months ended June 30, 2005 as we hired more sales and marketing personnel to handle our increased sales volume. As a percentage of net sales, selling expenses decreased from 2.5% for the six months ended June 30, 2004 to 2.0% for the six months ended June 30, 2005, primarily as a result of the greater economies of scale we have achieved.

General and Administrative Expenses.    Our general and administrative expenses increased by 191.3% from $1.2 million for the six months ended June 30, 2004 to $3.6 million for the six months ended June 30, 2005. The increase was due primarily to an increase in salaries and wages from $0.5 million for the six months ended June 30, 2004 to $1.3 million for the six months ended June 30, 2005 as we hired more personnel in connection with the growth of our business. The increase was also due in part to an increase in charges related to our bank facilities from $0.1 million for the six months ended June 30, 2004 to $0.5 million for the six months ended June 30, 2005. As a percentage of net sales, general and administrative expenses decreased from 4.1% for the six months ended June 30, 2004 to 2.8% for the six months ended June 30, 2005, primarily as a result of the greater economies of scale we have achieved.

Research and Development Expenses.    Our research and development expenses increased by 108.8% from $0.1 million for the six months ended June 30, 2004 to $0.2 million for the six months ended June 30, 2005. The increase was due primarily to an increase in salaries and wages as a result of an increase in the size of our research and development staff. As a percentage of net sales, research and development expenses decreased slightly from 0.4% for the six months ended June 30, 2004 to 0.2% for the six months ended June 30, 2005, primarily as a result of the greater economies of scale we have achieved.

Other Income.    Other income increased substantially from $24,000 for the six months ended June 30, 2004 to $0.2 million for the six months ended June 30, 2005. The increase was due primarily to an increase in exchange gains.

Interest Expense.    Interest expense increased by 147.7% from $0.3 million for the six months ended June 30, 2004 to $0.6 million for the six months ended June 30, 2005. The increase was due primarily to increased bank borrowings for the six months ended June 30, 2005 to meet our working capital needs.

Provision for Income Taxes.    Our income tax expenses increased from $0.2 million for the six months ended June 30, 2004 to $1.8 million for the six months ended June 30, 2005 as a result of the significant increase in income before income taxes for the six months ended June 30, 2005.

Net Income.    Our net income increased substantially from $0.6 million for the six months ended June 30, 2004 to $7.3 million for the six months ended June 30, 2005 as a result of the cumulative effect of the foregoing factors.

Comparison of Year Ended December 31, 2003 and Year Ended December 31, 2004

Net Sales.    Our net sales increased by 259.0% from $39.4 million in 2003 to $141.4 million in 2004. The increase was due primarily to the significant increase in sales of our flash-based players from net sales of $20.9 million in 2003 to $129.2 million in 2004, mainly as a result of a substantial increase in sales volume. The increase was also due to a lesser extent to sales of our HDD-based players, which we commercially launched in 2004. The increase was partially offset by a decrease in net sales generated by MP3 CD players from $6.6 million in 2003 to $1.0 million in 2004, and the decrease in net sales generated by computer peripherals and components from $11.1 million in 2003 to $4.7 million in 2004.

Cost of Sales.    Our cost of sales increased by 255.7% from $33.2 million in 2003 to $118.2 million in 2004. The increase was due primarily to an increase in the total direct materials cost for flash-based players, in particular memory, chipsets and LCDs, from $15.8 million in 2003 to $105.0 million in 2004. As a percentage of net sales, cost of sales decreased slightly from 84.4% in 2003 to 83.6% in 2004, due in part to greater economies of scale and the higher gross margins on portable players compared to computer peripherals and components.

Selling Expenses.    Our selling expenses increased by 69.9% from $1.7 million in 2003 to $2.9 million in 2004. The increase was due primarily to an increase in freight charges from $0.8 million in 2003 to $1.6 million in 2004 due to increased sales of flash-based players and the greater frequency, and longer distance, of our shipments. The increase was also due to an increase in salaries and wages from $0.4 million in 2003 to $0.6 million in 2004 as we hired more sales and marketing personnel to expand sales efforts to cater to the larger European and U.S. portable player markets. As a percentage of net sales, selling expenses decreased from 4.4% in 2003 to 2.1% in 2004, primarily as a result of the greater economies of scale we have achieved.

General and Administrative Expenses.    Our general and administrative expenses remained relatively stable at $3.9 million in 2003 and 2004. We experienced an increase in charges related to our bank facilities from $0.2 million in 2003 to $0.5 million in 2004. Salaries and wages increased from $1.1 million in 2003 to $1.3 million in 2004 as we hired more administrative personnel. Legal and professional fees increased from $0.2 million in 2003 to $0.4 million in 2004 as a result of our issuance of additional shares to private investors after incorporating in Bermuda and audit-related services. Allowance for doubtful receivables decreased to $0.3 million in 2004 from $1.1 million in 2003, when we were unable to collect payments due to us from our former customer Sonicblue, Inc., or Sonicblue, which petitioned for Chapter 11 bankruptcy relief in 2003. See “Business — Legal Proceedings.” As a percentage of net sales, general and administrative expenses decreased from 9.8% in 2003 to 2.7% in 2004 due primarily to the economies of scale we have achieved and a smaller allowance for doubtful receivables in 2004.

Research and Development Expenses.    Our research and development expenses increased by 134.6% from $0.2 million in 2003 to $0.4 million in 2004 as a result of $0.2 million that we paid to third parties in 2004 to assist with the design and development of new and advanced features for our flash-based players and for the development of HDD-based players, which we began to sell in October 2004. We did not incur any such fees in 2003. As a percentage of net sales, research and development expenses decreased slightly from 0.4% in 2003 to 0.3% in 2004.

Other Income.    Other income decreased by 74.2% from $0.5 million in 2003 to $0.1 million in 2004. The decrease was due primarily to decreases in exchange gains and gain on disposal of investment securities.

Interest Expense.    Interest expense increased by 61.8% from $0.4 million in 2003 to $0.6 million in 2004. The increase was due primarily to increased bank borrowings to meet working capital needs for the increase in our production and sales of flash-based players, offset in part by a decline in interest rates.

Provision for Income Taxes.    Our income tax expenses increased from $0.2 million in 2003 to $2.6 million in 2004 as a result of the significant increase in our income before income taxes in 2004.

Net Income.    Our net income increased significantly from $1.1 million in 2003 to $12.7 million in 2004 as a result of the cumulative effect of the foregoing factors.

Comparison of Year Ended December 31, 2002 and Year Ended December 31, 2003

Net Sales.    Our net sales decreased by 6.0% from $41.9 million in 2002 to $39.4 million in 2003. The decrease was due primarily to our strategic decision, guided by industry trends and consumer demand, to transition our focus on MP3 CD players to flash-based players and new emerging markets such as HDD-based players. As a result, our net sales generated from MP3 CD players decreased from $19.0 million in 2002 to $7.4 million in 2003. In addition, our sales of computer peripherals and components also decreased from $15.7 million in 2002 to $11.1 million in 2003. The decrease was offset in part by an increase in sales of flash-based players from $6.4 million in 2002 to $20.1 million in 2003. The decrease also reflected the general slowdown of the global economy in the first half of 2003, heightened by the impact of SARS in Hong Kong and the PRC.

Cost of Sales.    Our cost of sales decreased by 11.3% from $37.5 million in 2002 to $33.2 million in 2003. The decrease was due primarily to the decrease in our net sales during the period in which we transitioned our product mix and management focus, resulting in a decrease in total purchases of components for our products in 2003.

Selling Expenses.    Our selling expenses increased by 14.3% from $1.5 million in 2002 to $1.7 million in 2003. The increase was due primarily to an increase in advertising and promotion expenses from $0.1 million in 2002 to $0.2 million in 2003 in connection with the promotion of our flash-based players. The increase was also due to an increase in freight charges from $0.7 million in 2002 to $0.8 million because, even though net sales decreased from 2002 to 2003, the amount of shipments to overseas customers increased. As a percentage of net sales, selling expenses increased from 3.6% in 2002 to 4.4% in 2003 as a result of the decreased net sales from 2002 to 2003.

General and Administrative Expenses.    Our general and administrative expenses increased by 29.7% from $3.0 million in 2002 to $3.9 million in 2003. The increase was due primarily to an increase in allowance for doubtful receivables from $0.01 million in 2002 to $1.1 million in 2003 that we recorded in connection with unrecoverable payments due from Sonicblue, which petitioned for bankruptcy relief in 2003. See “Business — Legal Proceedings.” The increase was offset in part by a decrease in rent and rates from $0.4 million in 2002 to $0.2 million, resulting primarily from the disposal of our subsidiary A-Max (Zhaoqing) in January 2003. As a percentage of net sales, general and administrative expenses increased from 7.1% in 2002 to 9.8% in 2003 as a result of the decreased net sales in 2003 and the increased allowance for doubtful receivables.

Research and Development Expenses.    Our research and development expenses decreased by 58.5% from $0.4 million in 2002 to $0.2 million in 2003. The decrease was primarily because of the timing of our research and development work on certain projects and the relocation of our research and development functions from Hong Kong to Shenzhen.

Other Income.    Other income increased by 87.1% from $0.2 million in 2002 to $0.5 million in 2003. The increase was due primarily to an increase in exchange gains and, to a lesser extent, an increase on the gain on disposal of investment securities.

Interest Expense.    Interest expense decreased by 26.4% from $0.5 million in 2002 to $0.4 million in 2003. The decrease was due primarily to declines in interest rates in 2003 as the amounts of our bank borrowings remained relatively unchanged in 2003 and 2002.

Provision for Income Taxes.    Provision for income tax expenses increased from $0.1 million in 2002 to $0.2 million in 2003. The increase was due primarily to the income before income taxes that we generated in 2003 in comparison to the loss before income taxes that we incurred in 2002.

Net Income (Loss).    We incurred a net loss of $1.2 million in 2002 compared to net income of $1.1 million in 2003 as a result of the cumulative effect of the foregoing factors and the $0.8 million in gains we recorded in 2003 for the disposal of A-Max (Zhaoqing) and A-Max (International) and the trade name “NAPA.”

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated selected quarterly results of operations for the eight quarters ended June 30, 2005. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
	(in thousands)
Consolidated Statement of Operations
Net sales	$8,629	$14,689	$13,015	$16,762	$28,064	$83,543	$69,786	$58,061
— Flash-based players	2,845	11,310	12,142	16,011	26,845	74,230	62,176	47,958
— HDD-based players	—	—	—	—	—	6,232	805	—
— MP3 CD players	1,278	1,315	307	498	140	15	33	16
— Computer peripherals and components	4,187	1,952	487	209	1,044	2,922	6,741	9,561
— Others	319	112	79	44	35	144	31	526
Cost of sales	(7,782)	(11,943)	(11,639)	(15,106)	(22,645)	(68,816)	(60,864)	(51,261)

Gross profit	847	2,746	1,376	1,656	5,419	14,727	8,922	$6,800
Selling expenses	(356)	(546)	(451)	(300)	(403)	(1,772)	(1,501)	(1,101)
General and administrative expenses	(1,022)	(1,105)	(615)	(606)	(977)	(1,684)	(1,850)	(1,707)
Research and development expenses	(35)	(26)	(44)	(58)	(44)	(213)	(119)	(94)
Gain on disposal of subsidiaries and trade name	—	831	—	—	—	—	—	—

Operating income (loss)	(566)	1,900	266	692	3,995	11,058	5,452	3,898
Other income	62	175	24	—	30	66	121	125
Net unrealized holding loss on trading securities	—	—	11	(55)	22	3	(2)	7
Impairment on investments	—	—	—	—	—	(179)	—	—
Interest income	—	—	1	12	1	1	5	144
Interest expense	(95)	(138)	(133)	(125)	(102)	(289)	(220)	(419)

Income (loss) before income taxes	(599)	1,937	169	524	3,946	10,660	5,356	3,755
Provision for income taxes	(12)	(52)	(16)	(140)	(712)	(1,700)	(1,189)	(609)

Net income (loss)	$(611)	$1,885	$153	$384	$3,234	$8,960	$4,167	$3,146

Operating Data
Unit Shipments:
— Flash-based players	147	315	465	670	879	1,994	1,371	1,078
— HDD-based players	0	0	0	0	0	48	6	0
— MP3 CD players	24	22	8	13	3	1	1	0
Total	171	337	473	683	882	2,043	1,378	1,078

Seasonal fluctuations in consumer purchases of portable players, and consumer electronics products generally, have affected, and are expected to continue to affect, our business. For example, we generally experience greater net sales during the fourth quarter of each year due to an increase in demand associated with the winter holiday season. As a result, although we have achieved significant growth over the past eight quarters, we have experienced, and expect to continue to experience, relative declines in net sales and gross profit during the first and second quarters of the calendar year as compared to the fourth quarter of the previous calendar year. We have also experienced significant quarterly fluctuations in sales of our HDD-based players since we commercially launched these products in the fourth quarter of 2004 due to the small number of customers for HDD-based players and fluctuations in demand that are due in part to seasonality. Our net sales decreased from

$69.8 million for the three months ended March 31, 2005 to $58.1 million for the three months ended June 30, 2005. This was partly because the demand for portable players was high for the three months ended December 31, 2004, leading many customers to place excessive orders for the three months ended March 31, 2005. Given the rapid growth of the portable player market in the past two years, we believe it is difficult for customers and other industry participants to properly predict the fluctuations and effects of seasonality on consumer demand for portable players. We also believe that consumer demand for portable players did not meet our customers’ expectations for the three months ended March 31, 2005, and accordingly, some customers placed smaller orders for the three months ended June 30, 2005 as compared to for the three months ended March 31, 2005. In addition, during the three months ended June 30 2005, we did not have any customer demand for HDD-based players and hence did not generate any net sales of HDD-based players during that period.

As most of our growth has occurred during recent quarters, in particular since the third quarter of 2004, and because our quarterly results are subject to seasonal fluctuations as described above, our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. Our operating results in any quarterly period may also be affected by a number of other factors, including those noted in “Risk Factors — Risks Related to Our Business — We may experience significant period-to-period fluctuations in our operating results, which may result in volatility in the price of our ADSs.”

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Six Months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Net cash from (used in) operating activities	$225	$(4,025)	$(11,761)	$1,578	$13,672
Net cash from (used in) investing activities	(290)	(676)	(2,241)	(169)	(2,896)
Net cash from (used in) financing activities	(448)	6,141	19,338	(469)	39,782
Net (decrease) increase in cash and cash equivalents	(703)	1,301	5,371	956	50,410
Cash and cash equivalents at beginning of period	1,112	409	1,710	1,710	7,081
Cash and cash equivalents at end of period	409	1,710	7,081	2,666	57,491

We have financed our operations through cash borrowed under our bank credit facilities and generated from private securities issuances and from our operating activities. As of December 31, 2003 and 2004 and June 30, 2005, we had credit facilities in the aggregate amount of $8.1 million, $31.5 million and $37.2 million, of which $0.3 million, $6.1 million and $27.8 million were unused, respectively. Our credit facilities provide for extension of credit for trade acceptances, import and factoring facilities, equipment purchases and overdrafts. The funds borrowed under these facilities are generally repayable within 60 to 100 days. Interest rates are generally based on the Hong Kong Interbank Offered Rate, or HIBOR, or Singapore Interbank Offered Rate, or SIBOR, plus 1.5% per annum, and the credit lines are normally subject to annual review and renewal. The weighted average interest rates on import and factoring loans as of December 31, 2002, 2003 and 2004 and June 30, 2005 were 4.5%, 4.0%, 4.0% and 4.7%, respectively. The bank facilities are secured by certain bank deposits totaling $0.3 million as of June 30, 2005. Certain bank facilities were previously guaranteed by E2-Capital (Holdings) Limited, or E2-Capital, and two of our directors had previously pledged the shares that they own in our company to E2-Capital as security for the guarantees. See “Related Party Transactions — Transactions with E2-Capital (Holdings) Limited.” These guarantees and pledges were released and terminated shortly prior to the consummation of our sale of Series A Preferred Shares in June 2005, with the written consent of E2-Capital and the lenders. In addition, our factoring facility agreements allow us to obtain financing for some customers in an amount equal to a portion of the balance of our accounts receivable owed by the customer, generally up to 80%. The financing institutions that extend the factoring loans have full recourse against us for any bad debts. The amounts of our accounts receivable we pledged to secure these factoring loans amounted to $1.5 million, $5.3 million, $7.3 million and $5.1 million in 2002, 2003, 2004 and the six months ended June 30, 2005, respectively.

Payment terms under these factoring loan facilities are generally 60 to 90 days. The financing charges for these factoring loan agreements are typically at SIBOR plus 1.5% per annum.

In April 2004, we raised capital through the issuance of 149.9 million preference shares in a private placement for total consideration of $1.4 million. The preference shares were entitled to a cumulative dividend of 5% and were convertible into our ordinary shares on a 1-to-1 basis. All of these preference shares were converted into our ordinary shares in November 2004. In June 2005, we issued an aggregate of 141,490,566 Series A Preferred Shares to investment entities affiliated with General Atlantic LLC, or collectively General Atlantic, in a private placement for total consideration of $60.0 million. Immediately upon the completion of this offering, all Series A Preferred Shares will automatically convert into our ordinary shares based upon the then applicable conversion ratio.

As of June 30, 2005, we had $57.5 million in cash and cash equivalents, which consisted primarily of cash on hand, highly liquid investments purchased with a maturity date of three months or less and short-term deposits with various banks. Our accounts receivable were $8.4 million, $43.3 million and $31.8 million as of December 31, 2003 and 2004 and June 30, 2005, respectively. Our inventories were $7.1 million, $25.6 million and $24.3 million as of December 31, 2003 and 2004 and June 30, 2005, respectively.

Accounts receivable and inventories, two principal components of our current assets, are expected to continue to increase as our net sales continue to increase. The average number of days required for collection of our accounts receivable improved from 69 days in 2003 to 67 days in 2004 and 53 days for the six months ended June 30, 2005. Average inventory turnover days declined from 72 days in 2003 to 51 days in 2004 and 41 days for the six months ended June 30, 2005. The improvement in our average inventory days was due primarily to the increased sales of our flash-based players, more efficient inventory management and greater fungibility of the components of our flash-based players.

Accounts payable is a significant component of our current liabilities. Our key suppliers typically allow us credit terms of up to 30 days, depending on the type of component. We attempt to take advantage of the credit terms offered to us while ensuring that we make timely payments. The average number of days within which we paid our accounts payable was 60 days in 2003, 48 days in 2004 and 44 days for the six months ended June 30, 2005. The decrease in the average number of days within which we paid our accounts payable was due primarily to the increase in sales of flash-based players as a percentage of overall net sales in 2004 and for the six months ended June 30, 2005. Flash-based memory suppliers do not typically provide extended payment terms due to the commoditization of flash-based memory in the consumer electronics industry.

Operating Activities.    Net cash from operating activities increased substantially from $1.6 million for the six months ended June 30, 2004 to $13.7 million for the six months ended June 30, 2005. The increase was mainly attributable to several factors, including: (i) a $6.8 million increase in net income for the six months ended June 30, 2005 as compared to the six months ended June 30, 2004; (ii) collections of accounts receivable resulting in a $11.2 million decrease in the accounts receivable balance as of June 30, 2005 from December 31, 2004 as compared to a $1.2 million increase as of June 30, 2004 from December 31, 2003; and (iii) a $1.4 million decrease in inventories that we carried as of June 30, 2005 from December 31, 2004 as compared to a $3.8 million increase as of June 30, 2004 from December 31, 2003. The increase was partially offset by payments made for outstanding accounts payable resulting in a decrease in accounts payable of $8.5 million as of June 30, 2005 from December 31, 2004 as compared to a $5.5 million increase as of June 30, 2004 from December 31, 2003. Net cash used in operating activities increased by 192.2% from $4.0 million in 2003 to $11.8 million in 2004. The increase was due primarily to a large increase in accounts receivable from 2003 to 2004 as a result of our increased sales, offset in part by an increase in accounts payable from 2003 to 2004. The increase in net cash used in operating activities was also due to an increase in inventories that we carried as of December 31, 2004 compared to December 31, 2003. In 2002, net cash from operating activities was $0.2 million, whereas in 2003, net cash used in operating activities was $4.0 million, primarily due to increases in our inventories and accounts receivable in 2003 as a result of an increase in sales volume of our portable players.

Investing Activities.    Net cash used in investing activities increased significantly from $0.2 million for the six months ended June 30, 2004 to $2.9 million for the six months ended June 30, 2005. The change was due primarily to our purchase of additional equipment in the six months ended June 30, 2005. Net cash used in investing activities increased by 231.5% from $0.7 million in 2003 to $2.2 million in 2004. The increase was due primarily to the purchase of equipment in connection with the relocation to our current production facilities in Shenzhen in November 2004 and investments in equipment to increase our monthly production capacity, offset in part by a decrease in net cash from our disposals of subsidiaries and a trade name, which occurred only in 2003. Net cash used in investing activities increased by 133.1% from $0.3 million in 2002 to $0.7 million in 2003, primarily due to our increased purchases of property and equipment, offset by the proceeds from our disposals of two former subsidiaries in 2003.

Financing Activities.    Net cash from financing activities for the six months ended June 30, 2005 was $39.8 million compared to net cash used in financing activities of $0.5 million for the six months ended June 30, 2004. The substantial change was due primarily to the $60.0 million in proceeds that we received from the sale of our Series A Preferred Shares in a private placement in June 2005. The increase was offset in part by a significant increase in repayment of bank loans, net of proceeds from bank loans, in the amount of $15.9 million for the six months ended June 30, 2005, as compared to proceeds from bank loans, net of repayment of bank loans, in the amount of $1.7 million for the same period in 2004. Net cash from financing activities increased by 214.9% from $6.1 million in 2003 to $19.3 million in 2004. The increase was due primarily to an increase in bank borrowings to meet our working capital needs and capital expenditures and the $1.4 million that we generated from the sale of preference shares in 2004, offset in part by repayments of loans to banks and a director. In 2002, net cash used in financing activities was $0.4 million, whereas in 2003, net cash from financing activities was $6.1 million, primarily due to an increase in net proceeds from our bank loans and a substantial increase in our net proceeds from discounted bills with recourse.

Capital Expenditures

Our development over the past three years has required significant investment. We will need to continue to make adequate investments in facilities and equipment to increase our production capacity and upgrade our manufacturing capability to use new technologies. Our capital expenditures were $0.2 million, $2.6 million and $2.9 million in 2002, 2003 and 2004, respectively. Our capital expenditures during this three-year period were principally for the relocation of our manufacturing facilities, expansion of our production capacity and purchases of machinery, equipment and other items related to the sale of our products. Our capital expenditures in 2005 are expected to total approximately $12.0 million. Our capital expenditures in 2005 primarily relate to the completion of Phase II of the expansion of our Shenzhen manufacturing facilities.

We expect our capital expenditures in 2006 to consist primarily of the following:

•	the acquisition of premises in Shenzhen for the future relocation of our manufacturing facilities; and

•	the building of our new manufacturing facilities on the new premises.

Taking into consideration the financial resources available to us, including cash generated from our operating activities, the present available banking facilities, the net proceeds from our sale of Series A Preferred Shares and the estimated net proceeds of this offering, we believe that we have sufficient liquidity to meet our working capital and operating requirements for at least the next 12 months.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2004:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Capital (Finance) Lease Obligations	$417	$399	18	—	—
Operating Lease Obligations	$3,103	$1,162	$1,880	$61	—

Total	$3,520	$1,561	$1,898	$61	—

If a bona fide firm commitment underwritten public offering led by an internationally recognized investment banking firm and listing of our ordinary shares on the Nasdaq or other internationally recognized stock exchange does not first occur, beginning on June 17, 2009, upon the request of holders of a majority of the then-outstanding Series A Preferred Shares, if any, we will redeem for cash all outstanding Series A Preferred Shares. The redemption price will equal the sum of the original subscription price and all accrued dividends as of the redemption date, plus any additional amount that may be required such that the per annum return on the subscription price yields a compounded annual rate of return, net of withholding taxes, of 10% to the holders of Series A Preferred Shares as of the redemption date. We expect this offering to be a bona fide firm commitment underwritten public offering and that the redemption described above will not occur.

Other than the contractual obligations set forth above, we do not have any long-term commitments.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was (0.8)%, 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    Our risk exposure from changes in interest rates relates primarily to fluctuations in interest expense on our short-term working capital borrowings. As of June 30, 2005, we had short-term bank facilities of $37.2 million, of which $27.8 million was unused. The interest rates are generally based on HIBOR or SIBOR plus 1.5% per annum. We do not seek to hedge the risks of changes in short-term interest rates and may be exposed to material risks due to changes in interest rates.

Foreign Exchange Risk.    Substantially all of our net sales and all of our direct materials costs, which comprise the majority of our cost of sales, are denominated in U.S. dollars. Our manufacturing facilities are located in the PRC and accordingly our manufacturing overhead is denominated in RMB. The majority of our operating expenses are denominated in H.K. dollars and to a lesser extent, in Euro and RMB. Although we believe that, in general, our exposure to foreign exchange risks is limited, fluctuations in exchange rates between the U.S. dollar and the RMB and H.K. dollar may affect our cost of sales and general and administrative expenses. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the RMB against the U.S. dollar. We have not experienced significant foreign exchange gains or losses to date. Further, we have not engaged in any hedging activities to reduce our exposure to exchange rate fluctuations.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We do not expect this standard to have a significant impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005. In accordance with the standard, we will adopt SFAS No. 123R effective January 1, 2006.

Upon adoption, we will have two application methods to choose from: (i) the modified-prospective transition approach and (ii) the modified-retrospective transition approach. Under the modified-prospective transition method we would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. As of June 30, 2005, we did not have any share-based payments and had not yet determined which methodology we will adopt.

BUSINESS

Overview

We are a leading independent total solutions provider in the global portable player market. We believe that we are one of the world’s largest independent providers of flash-based players, as measured by our unit shipments in 2004 as a percentage of 2004 worldwide shipments of flash-based players estimated by IDC in its Worldwide Portable Compressed Audio Player 2004-2008 Forecast Update: You Can Take It with You, #32664 (December 2004) report. As an independent provider, we serve a wide group of customers, in each case on a non-exclusive basis. We provide flash-based players to leading international brand owners and large international retail chains that sell flash-based players under their own house brands. In the six months ended June 30, 2005, we had a total of 83 customers for our portable digital audio players, including DSG Retail, which owns the Dixons retail chain, Medion Aktiengesellschaft, which owns the Medion brand, M-to-Be GmbH, which owns the Maxfield brand, and NEC Computers International bv, which owns the Packard Bell brand.

We manufacture all of our products in China using components sourced from third-party suppliers and provide our customers with complete, “one-stop” services, including new product definition and introduction, product design and related electrical and mechanical engineering, embedded and application software development, manufacturing, packaging, logistics arrangements and after-sales support. In 2004, our net sales increased to $141.4 million from $39.4 million in 2003 and our net income increased to $12.7 million from $1.1 million in 2003. For the six months ended June 30, 2005, our net sales increased to $127.8 million from $29.8 million for the same period in 2004 and our net income increased to $7.3 million from $0.5 million for the same period in 2004.

Our portable players use third-party chipsets with built-in support for codecs, which are computer programs that encode and compress and decode and decompress digital audio data according to a given audio file format. The data compression offered by audio codecs allows a portable player to store significantly more audio content and facilitates faster downloads and transfers of digital audio data. To meet our customers’ demands, our portable players use third-party chipsets that support the widely-used MP3 and WMA codecs.

Since we began selling portable players in 2000, we have produced over 230 models for customers in Europe, the United States and Asia. In 2004, we generated net sales of $141.4 million, of which 91.4% was derived from sales of more than 4.0 million units of flash-based players. For the six months ended June 30, 2005, we generated net sales of $127.8 million, of which 86.2% was derived from sales of 2.4 million units of flash-based players. We expect to double our current manufacturing capacity of 1.0 to 1.2 million units per month to 2.0 to 2.4 million units per month upon the completion of the expansion of our manufacturing facilities in Shenzhen in the second half of 2005.

Industry Background and Trends

Portable Players.    Portable players based on flash or HDD memory comprise a new category of consumer electronics products that has grown dramatically in popularity since 2003. These products, frequently referred to as “MP3 players” due to the popularity of the MP3 codec, store, organize and play back compressed digital audio files, and offer users mobile, convenient, high-quality audio entertainment.

Portable players play digital audio files compressed to a fraction of their original size. There are several different codecs for the creation and playback of compressed digital audio files, including MP3, WMA and Advanced Audio Coding, or AAC.

According to IDC, worldwide shipments of portable players increased by 70.9% from 32.8 million total units in 2003 to 56.1 million total units in 2004, while revenues from the sale of portable players increased by 77.8% from $4.6 billion in 2003 to $8.2 billion in 2004. IDC projects annual shipments of portable players to increase at a CAGR of 20.0% from 56.1 million units in 2004 to 116.1 million units in 2008 and revenues from the sale of portable players to increase at a CAGR of 9.8% from $8.2 billion in 2004 to $11.9 billion by 2008.

The three main categories of portable players are: (i) flash-based players, (ii) HDD-based players and (iii) MP3 CD and or MD players.

Flash-based players.    Flash-based players are typically small, low-power consumption devices that utilize flash memory to store compressed digital audio content. They have high shock resistance as they have no moving parts. At present, flash-based players commonly offer memory capacity of between 256MB and 512MB, which is sufficient for approximately 64 to 128 songs, averaging four minutes in length, in a compressed format. Recent players offer up to 4GB of memory capacity. Although flash-based players are typically sold at a relatively lower unit price than HDD-based players, currently the cost per MB of flash-based memory is higher than that of HDD-based memory. Major flash-based player brand owners include Apple, Creative, Lenovo, Reigncom (iRiver), Samsung and Thomson-RCA. Large retail chains such as Dixons, RadioShack and Wal-Mart have also started to sell flash-based players under house brands. According to IDC, flash-based players accounted for 42.3% and 33.2% of the total shipments and total revenues, respectively, of the worldwide portable audio player market in 2004. IDC projects annual shipments of flash-based players to increase from 23.7 million units in 2004 to 55.5 million units in 2008, representing a CAGR of 23.7%.

HDD-based players.    HDD-based players, sometimes referred to as “portable jukebox” players, typically store digital audio files on a 1.8-inch or 1-inch hard disk drive. Made familiar to the general public in the past few years by the popular Apple iPod, HDD-based players have storage capacities ranging from 4GB to 60GB — which is sufficient for approximately 1,000 to 15,000 average-length songs in a compressed format. In comparison to typical flash-based players, HDD-based players generally are larger and heavier, consume more power and are more costly on a per unit basis. HDD-based players have moving parts and are therefore less suitable for use during strenuous physical activity than flash-based players. Major HDD-based player brand owners include Apple, Archos, Creative, Reigncom (iRiver) and Samsung. With the introduction of 1-inch microdrives by Cornice, Hitachi and Seagate, competition in the HDD-based player market has increased, with new entrants such as Dell and Sony. According to IDC, HDD-based players accounted for 21.8% and 40.5% of the total shipments and total revenues, respectively, of the worldwide portable player market in 2004. IDC projects annual shipments of HDD-based players to increase from 12.2 million units in 2004 to 35.2 million units in 2008, representing a CAGR of 30.3%.

MP3 CD and MD players.    MP3 CD and MD players, which are based on optical disk media, can play CDs and MDs containing MP3 or other compressed audio files as well as standard CDs and MDs. MP3 CD and MD players continue to be bought by users who listen to CDs and MDs with a mix of compressed digital audio files and standard CDs or MDs. Major MP3 CD and MD player brand owners include Panasonic, Philips, Samsung, Sony and Thomson-RCA. According to IDC, annual shipments of MP3 CD and MD players are expected to show little growth after 2006 while revenues from sales of these products are expected to decline starting in 2006. Flash-based and HDD-based players are expected to be the principal sources of future growth in the portable player market.

Principal Drivers for the Growth of the Portable Player Market.    We believe several key interactive factors are driving the growth of the portable player market:

Proliferation of Digital Audio Content.    Advances in digital audio technology have enabled audio content to be digitized, compressed, transmitted, stored and catalogued more conveniently than before while retaining sound quality. As a result, compressed digital audio content has become widely available through multiple sources, including CDs, paid music service providers, or MSPs, and free online music services.

Internet-based digital audio content distribution has been a key driver for the proliferation of compressed digital audio content. It began as peer-to-peer file trading networks of millions of downloadable MP3 songs. Since 2003, a number of music distribution services have been launched, including Apple’s iTunes Music Store, or iTunes, and other services such as Audible, MusicMatch, Napster, Rhapsody and Virgin. These services, which typically charge a download fee per song or a subscription fee based on a fixed period of use or the number of songs, offer consumers greater choice and convenience. With improvements in copyright protection and the development of DRM programs, the music industry has become more supportive of sales and marketing of digital audio content through online outlets and in-store venues, further increasing the availability and popularity of compressed digital audio content.

Easier Access to Digital Audio Content due to High Computer Penetration, Increasing Broadband Internet Access and Faster Connectivity Technologies.    The majority of the compressed digital audio content is currently accessed and distributed through computers by downloading from the Internet, “ripping” from CDs or transferring from portable players. The increasing penetration of broadband Internet access enables more consumers to accelerate the speed of downloading compressed digital audio files and enjoy more efficient streaming for on-demand music services. According to IDC, the personal computer installed base is expected to grow from 260 million households worldwide in 2003 to 400 million households in 2008, and broadband penetration is expected to grow from 39.7% of worldwide online households in 2003 to 59.8% in 2008.

Similarly, improvements in the speed, quality and convenience of connectivity technologies, such as USB 2.0 and IEEE 1394, have made it easier for users to quickly transfer digital audio content from their computers to their portable players and to synchronize the content on both ends. Future technology advances, such as wireless player connectivity through Wi-Fi, Bluetooth and USB “on-the-go,” are expected to further increase the convenience and speed of accessing and obtaining digital audio content.

Increasing Global Consumer Awareness of the Availability of Portable Players.    Consumers globally are increasingly using portable players to enjoy convenient access to their digital audio collection at any time. Major marketing promotions and publicity surrounding certain portable players, such as the Apple iPod, and music distribution services, such as iTunes and Napster, have significantly increased consumer awareness of portable players and their relative convenience and ease of use.

The availability and choice of portable players have been significantly enhanced by additional providers of portable players in the market, including leading global consumer electronics brand owners such as LG and Sony, leading PC vendors such as Dell and Lenovo, and large retail chains such as Dixons, RadioShack and Wal- Mart. In addition, the retail prices of portable players continue to fall due to the steadily declining cost per megabyte of memory for both flash-based and HDD-based players. As a result, portable players have gained mainstream consumer acceptance.

Rapid Advances in Key Technologies for Portable Players.    Storage technology vendors continue to launch higher capacity storage media that facilitate the capture, storage and playback of compressed digital audio content. Moreover, increases in storage capacity have been accompanied by rapid declines in the cost of storage, for both flash memory and hard disk drives, which is driving consumer desire for more digital audio content and the devices that play such content. Similarly, digital audio system-on-chip vendors continue to offer greater and higher performance functionality in their chipsets, such as support of the USB 2.0 standard, lower power consumption (which results in longer battery life), support of content encoded in multiple compressed file formats and DRM technologies.

By leveraging the technology advances in storage and chipsets, companies that provide portable players have been able to quickly deliver to market products with smaller form factors, improved battery life and sleek new designs, providing consumers with a desirable user experience for music-optimized players.

Principal Drivers for Growth of the Flash-based Player Market.    According to IDC, total worldwide shipments of flash-based players grew by an estimated 90.4% from 12.5 million units in 2003 to 23.7 million units in 2004. IDC projects that significant growth of the flash-based player market will continue from 2004 to

2008 with a CAGR of 23.7%. According to IDC, by 2008, the Asia Pacific region (including Japan), the EMEA (Europe, Middle East and Africa region) and the United States will account for 33.5%, 30.0% and 30.0% of the worldwide flash-based player market, respectively.

A number of characteristics of flash-based players have contributed to the growth of their popularity among consumers, including:

•	highly portable, small and light form factors with high shock resistance and long durability;

•	lower ASPs compared to HDD-based players; and

•	lower power consumption compared to HDD-based players with lithium batteries.

These characteristics offer consumers highly attractive cost/performance trade-offs. In addition, higher storage capacity and richer functionality have been, and continue to be, incorporated into newer models to meet users’ demands. For example, while 128MB was the most popular memory capacity for flash-based players in 2003, 512MB is currently the most popular memory capacity. By taking advantage of the availability of various sizes of flash memory and consumers’ desires for fashionable designs, brand owners and retail chains have offered a large collection of various models in a range of capacities and ASPs to appeal to a wide spectrum of consumer preferences, which helps drive the growth of flash-based players.

Key Challenges in the Portable Player Industry.    We have observed the following key challenges in our industry:

Increasing Competition.    Competition in the worldwide portable player market has become increasingly intense as more participants enter this market in recognition of the rise of portable players as an important product category. Today, there are numerous brands of portable players offered by major brand companies, including both PC brands and consumer electronics brands, such as Apple, Creative, Dell, Gateway, Lenovo, NEC (Packard Bell), Philips, RCA-Thomson, Reigncom (iRiver), Samsung and Sony. In addition, many large retail chains have begun selling their own players under house brands developed for consumer electronics products. Leading brand names can quickly lose market share if they fail to keep up with technological changes or timely introduce competitive products to targeted end users.

Higher Technological Complexity with Shortened Development Cycles.    The consumer demands of the portable player market are constantly changing. Like many consumer electronics products, the product life cycle of a portable player tends to be less than one year, which significantly increases the pressure on brand owners to introduce new and functionally enhanced products with fast time-to-market. Portable player makers need to be able to respond quickly to ever-changing consumer demands and fashion trends by incorporating innovative designs, the latest technology and advanced features into a wide variety of products in order to stay competitive and also as a way to distinguish their brands from others.

Greater Margin Pressure for Portable Player Vendors.    The blended ASPs of portable players have fallen in recent years and is forecasted to continue to fall. According to IDC, the blended ASPs of flash-based players are projected to decline from $114 in 2004 to $78 in 2008. Currently, a relatively basic 512MB flash- based player has an ASP of less than $100. The ASPs of HDD-based players are projected by IDC to decline from $284 in 2004 to $165 in 2008. To remain competitive, brand owners must constantly introduce new products with greater storage capacities and new or advanced features, but expect to sell them at lower prices and with less volume for each model. To maintain profitability, brand owners have to aggressively seek ways to reduce their overall cost structure, for which outsourcing is a commonly adopted solution.

Uncertainty over Future Outlook for Stand-alone Portable Players and Converged Devices.    There is uncertainty regarding the sustainability of stand-alone portable players versus converged devices that incorporate multiple functions, including digital audio playback. Supporters of stand-alone portable players often argue that although other digital devices, such as certain high-end multimedia mobile phones, have started to incorporate digital audio playback function as an additional feature, the majority of consumers will continue to demand dedicated, music-optimized portable players with compact, fashionable form factors, an easy-to-use interface and affordable price points. Those who believe that converged devices will ultimately overtake stand-alone devices also differ on which type of converged devices, whether mobile handsets, game consoles, or even portable players, will prevail and become popular with consumers.

Our Competitive Strengths

We believe that we are the world’s leading independent provider of flash-based players as measured by our unit shipments in 2004 as a percentage of 2004 worldwide shipments of flash-based players estimated by IDC. We have achieved our leading position, in part, because of our following competitive strengths.

Provision of High Value-added Total Solutions to Customers.    We provide complete end-to-end services and solutions which include new product definition and introduction, product design and related electrical and mechanical engineering, embedded and application software development, manufacturing, packaging and logistics arrangements. We also provide customers with after-sales support such as product return and warranty services. By working closely with our customers before, during and after the sales cycle and being highly responsive to their needs and wants, we believe that we have become an integral part of their operations. We believe that our complete end-to-end services and solutions provide high added value to our customers as we help them reduce costs, accelerate time-to-market and ensure that their product offerings keep up with rapid market and technological developments. As a result, our customers can concentrate on sales, marketing and brand building.

Broad Customer Base and Strong Customer Relationships.    We believe that we have developed the broadest customer base among major brand owners and retail chains in the flash-based player industry. Our facilities and design and manufacturing processes have been qualified by many brand owners and large retail chains, such as DSG Retail, which owns the Dixons retail chain, Medion Aktiengesellschaft, which owns the Medion brand, M-to-Be GmbH, which owns the Maxfield brand, and NEC Computers International bv, which owns the Packard Bell brand. Our broad and diversified customer base not only creates significant economies of scale and serves as proof of our service quality and capability, but also helps in reducing our business risks in a fragmented and competitive portable player market. We work very closely with our customers from the initial product definition to after-sales support. For certain customers that do not already sell portable players, we work even more closely with them as they typically require in-depth education about the products and the market. For all of our customers, the timely introduction of high-quality products to the targeted market and end users is the most critical success factor. Therefore, our customers are generally reluctant to change their qualified service providers because it is time consuming and costly to qualify a new service provider, and the risks of working with new or untested service providers are high. As a result, most of our customers allocate a majority or even all of their outsourcing of flash-based players to us. Given our successful track record and existing strong customer relationships, we believe that our current customers will continue to use our services, and that we will be able to continue to attract new customers.

First Mover Advantage.    We believe that we were one of the first independent providers dedicated to portable players. We have accumulated significant know-how, especially in the design and manufacture of portable players. For example, many of our senior engineers have substantial experience and know-how in portable consumer electronics design, which allows us to produce high-quality flash-based players that incorporate many advanced and popular features, such as color LCD screens with customizable displays and user menus, built-in voice recording and playback, built-in digital cameras, Bluetooth wireless connection and SRS signal processing. Our modularized design approach enables us to shorten our product design and development cycle for a newly designed flash-based player to three to six months. We have developed a highly flexible and efficient manufacturing system, comprised of easily-reset production lines, which enables us to produce a wide variety of products for many customers, although each product model may have a relatively lower volume. This capability enhances our ability to meet our customers’ needs for fast time-to-market and assists in managing shorter product life cycles. In contrast, we believe typical OEMs, EMS providers and ODMs require large manufacturing volumes of each product to achieve lower costs and sustainable margins.

Leading Position and Significant Economies of Scale.    We believe that we are the leading independent total solutions provider for flash-based players. We produced approximately 0.9 million and 4.0 million units of flash-based players in 2003 and 2004, respectively. Based on IDC’s estimated worldwide unit shipments of approximately 12.5 million and 23.7 million flash-based players for 2003 and 2004, respectively, we believe we accounted for approximately 6.9% and 16.9% of the worldwide market for flash-based players in 2003 and 2004, respectively.

Our strong market position has enhanced our credibility and reputation, which makes it easier for us to attract and acquire new customers. Our economies of scale allow us to secure key technologies and components from third-party suppliers on favorable terms, both in terms of pricing and availability, and also enable us to leverage our investment in design and development and apply them to a larger base of products due to the significant flexibility of our design and manufacturing platforms across different product models. These factors also help enhance our cost-competitiveness.

Strategic Relationships with Leading Technology and Component Providers.    The portable player market has only recently emerged and is characterized by rapid technological changes and evolving industry standards, and sometimes shortages of key components due to its rapid growth. It is therefore essential that we keep abreast of and have access to leading technologies and key components from our principal suppliers. Due to our leading position, we have been able to develop strategic relationships with SigmaTel and Samsung, two of our key component suppliers, and Texas Instruments, a key technology supplier. These strategic relationships are based on the historical and prospective relationships between us and these key technology and component suppliers, rather than on long-term contractual arrangements, which we believe are not typical in the portable player industry. We have worked closely with SigmaTel, the leading global supplier of audio decoder chipsets and the major supplier of the chipsets that we use in our portable players. We were one of the first companies to work with SigmaTel to support and develop a USB 2.0 flash-based player using SigmaTel’s 35xx Series model chipset and were one of SigmaTel’s largest customers in 2004. In March 2005, we issued a joint press release with SigmaTel announcing a strategic relationship between SigmaTel and us for the development, design and manufacture of portable players. We are currently working with SigmaTel to develop products based on Microsoft’s “Janus” DRM technology platform. We have worked closely with Samsung Electronics Co., Ltd., the leading global flash-based memory maker as well as a global consumer electronics brand owner. We believe that we were Samsung’s top customer of flash memory for flash-based players in China and Hong Kong in 2004 as measured by the total dollar amount of products purchased. In February 2005, we received a “Most Valued Partner” award from Samsung for 2004. We believe that the strength of our relationship with Samsung, as demonstrated by our regular large volume purchases of flash memory, reduces the likelihood that we will be unable to timely obtain our requirements of flash memory from Samsung at times when shortages exist in the industry and assists us to obtain favorable price terms. In addition, we have established a strategic relationship with Texas Instruments for the development of PMPs and other portable multimedia devices that support Texas Instruments’ digital video codecs. These strategic relationships with global technology leaders and key component suppliers not only reflect our market position and our capabilities to support their continued business growth, but also help ensure the availability and competitive pricing of the key components for our products.

Our Strategy

We believe that we are well positioned to take advantage of the increasing outsourcing of the design and manufacturing of portable players. We intend to build upon our existing strengths to become the total solutions provider of choice for leading brand owners and large retail chains. Our goal is to enhance our leading position to capture a larger share of the portable player market and to strengthen our competitive advantages over potential market entrants. We intend to pursue the following strategies to achieve our goal:

Further Strengthen Our Ability to Provide High Value-added Total Solutions.    We plan to commit additional resources to enhance our end-to-end services and solutions to allow us to continue to provide high value-added services to our customers. We intend to add to our key strengths in product definition and introduction, design and technological capabilities, manufacturing efficiency, packaging, logistics and after-sales support. By doing so, we believe we can further differentiate ourselves from EMS providers that typically provide only manufacturing services and computer-related ODMs by offering more flexible and complete solutions for the portable player market, which is characterized by high product variety and lower production volume per product.

Achieve Greater Economies of Scale by Further Expanding our Customer Base and Geographic Markets.    Our economies of scale have strengthened our competitive advantages and we intend to further enhance our scale by capturing a greater market share in the flash-based portable player market. We plan to continue to provide our current customers with high-quality and cost-competitive products and services that are attractive to consumers. In addition, we will continue to actively seek outsourcing opportunities from leading brand owners that currently design and manufacture their portable player products in-house or from brand owners and large retail chains wishing to enter the portable player market. Geographically, we will focus on offering more advanced products with enhanced functions and features to maintain or increase market share in Europe and the United States, where we have derived most of our sales. Meanwhile, we intend to increase sales and marketing activities in Asia, particularly in China, and explore opportunities in markets such as Southeast Asia, South America, Eastern Europe and the Middle East by focusing on entry-level products.

Continue to Develop and Strengthen Strategic Relationships with Leading Technology and Component Providers.    The most critical components for our flash-based players are flash memory and chipsets. We currently source a majority of our flash memory needs from Samsung and a majority of our chipsets from SigmaTel. Our leading position in the flash-based player market and our strong relationships with our key suppliers have enabled us to secure volume purchases on relatively favorable terms and to gain access to steady component supply and leading-edge technologies. We intend to further develop and strengthen our relationships with our existing and potential key component suppliers and technology providers by leveraging our scale advantage as our sales of flash-based players continue to grow.

Continue to Invest in Flash-Based Players to Maintain Our Leading Position.    We believe that flash-based players will continue to experience substantial growth due mainly to our expectation regarding consumer behavioral pattern. The decision of a consumer to use a stand-alone flash-based player rather than a converged device is ultimately driven by the consumer’s preference to separate or combine different functions of digital products, and the prices at which the products are offered. Given that typical converged devices face a number of issues, such as higher ASPs, higher power consumption, larger form factor and limited availability of digital multimedia content, we believe that simple, affordable and user-friendly consumer electronics devices, such as stand-alone flash-based players, will continue to attract significant demand from consumers. We intend to continue to focus on adding functions and features and improving cost competitiveness to win a greater share of the rapidly growing flash-based player market.

Develop New Products in Response to Evolving Customer Demands and Enter New Growth Markets.    With the increased availability of different types of compressed digital multimedia content, customers may demand products with larger storage capacity and/or with additional functions and features. For example, customers may demand additional models of HDD-based players and personal multimedia devices that offer capabilities such as digital video playback and digital audio broadcast reception. We intend to leverage our expertise in the portable player market to enter other relevant portable digital consumer electronics product markets as they emerge and grow. By strengthening our research and development teams and our strategic relationships with leading technology providers and customers, we intend to stay abreast of technological advancements, new product features and emerging products in order to meet and anticipate evolving consumer preferences and demands and establish a leading position in new growth markets as they develop.

Further Enhance Our Vertical Integration and Production Capacity.    We will continue to explore and evaluate selected investment and acquisition opportunities that can help enhance our end-to-end service capabilities, especially in the areas of industrial design, mechanical engineering and software development. We believe that such strategic investments or acquisitions will yield significant synergies and allow us to provide higher quality, more cost-competitive, faster time-to-market services and solutions, while continuing to improve our profit margins. In addition, as our business has enjoyed significant growth, we plan to invest prudently and efficiently in capacity expansion. We are currently adding another production line, targeted to be fully-ramped by the fall of 2005 in time for seasonal sales increases, that will raise our monthly output capacity from 1.0 to 1.2 million units per month to 2.0 to 2.4 million units per month.

Products and Services

Using our strong design and manufacturing capabilities, we currently offer different models of flash-based, HDD-based and MP3 CD players for leading portable player brand owners and large retail chains. For each of our current portable player product offerings, the following table sets forth for the periods indicated: (i) the total number of units shipped and (ii) the total number of models shipped.

	Year Ended December 31,						Six Months Ended June 30,
	2002		2003		2004		2005
	Total Units*	Total Models	Total Units*	Total Models	Total Units*	Total Models	Total Units*	Total Models
Flash-based players	134	27	865	46	4,008	86	2,449	143
HDD-based players	—	—	—	—	48	2	6	2
MP3 CD players	410	30	171	36	25	13	1	14

*	in thousands.

Flash-based Players.    We shipped our first flash-based players in 2002. We currently provide over 100 models of flash-based players with memory capacities of 128MB, 256MB, 512MB, 1GB and 2GB. We expect to launch 4GB flash-based players for our customers by the end of 2005. Our flash-based players consist of a wide variety of styles and form factors and all are highly portable and consume low amounts of power. Our flash-based players run on standard AAA alkaline batteries, providing between eight to eighteen hours of playback time. Our flash-based players are compatible with mainstream operating systems, including Windows and Macintosh, and use chipsets with built-in support for the popular MP3 and WMA codecs and Microsoft’s DRM platform.

We believe we were one of the first companies to launch 1GB flash-based players, which we introduced in September 2004, and 2GB flash-based players, which we introduced in June 2005. We were also one of the first companies to develop and ship a flash-based player using SigmaTel’s USB 2.0 chipset, which enables consumers to transfer digital audio content from personal computers to flash-based players at significantly faster transfer speeds and with greater convenience than USB 1.1 chipsets. All of our flash-based players can also be used as standard plug-and-play USB storage devices for documents and other types of data.

Our flash-based players include some or all of the following features, depending on the demands of the customer:

•	USB 2.0 for data storage and high-speed transfer capabilities;

•	LCD, OLED, TFT, STN and CSTN screens and customizable displays and user menus;

•	Built-in voice recording and playback;

•	FM radio functionality and FM recording;

•	Equalizer with six defined presets;

•	SRS signal processing to improve audio sound;

•	Bluetooth version 1.2 module support;

•	Lyrics display synchronized with music; and

•	DRM 9 and DRM 10 support.

HDD-based Players.    To meet customer demand, we began to design and manufacture 1-inch HDD-based players in October 2004. We currently offer two models of HDD-based players with memory capacities of 2.5GB to 5GB. Our HDD-based players have customizable displays and run on rechargeable batteries that average between eight to ten hours of playback time. Our HDD-based players are compatible with Windows and

Macintosh operating systems and use chipsets with built-in support for the MP3 and WMA codecs and Microsoft’s DRM platform. Depending on the demands of the customer, our HDD-based players include some or all of the following features:

•	External memory card support including SD/MMC format;

•	Digital FM tuner;

•	USB 2.0 for data storage and high-speed transfer capabilities;

•	LCD, OLED, TFT, STN and CSTN screens and customizable displays and user menus;

•	Photo reviewing capabilities;

•	Built-in voice recording and playback;

•	Equalizer with 6 defined presets; and

•	DRM 10 support.

MP3 CD Players.    We continue to design and manufacture a small volume of MP3 CD players. Our MP3 CD players tend to be larger and bulkier in size compared to our flash-based and HDD-based players as they are constrained to the size of CDs. In addition to providing playback of CDs, these players have MP3 and WMA playback capabilities.

Other Products.    Our products have included computer peripherals such as VGA graphics cards and sound cards and we also from time to time sell components for supply chain management purposes. We have also recently developed PMPs and have commenced the design of DAB players, as well as electronic photo frames. PMPs enable users to capture, store and play digital media including compressed audio, photos and video. DAB players are devices that can be used to listen to DAB radio broadcasts using digital signals instead of traditional analog radio. An electronic photo frame allows users to insert a memory card into the photo frame and view pictures saved in the card sequentially.

Design, Manufacturing and Logistics

We offer complete end-to-end solutions to customers, including design, manufacturing and logistics services, with a goal of delivering complete, packaged products to customers.

Design.    Our value-added design services consist of the following:

Industrial Design.    With respect to a particular product that a customer requests us to design, our industrial design team is responsible for preliminary product exploration, market research, 2-D and 3-D sketch level drawings, 3-D mock-ups and proofs and hard models. In addition, in anticipation of future market demand and consumer preferences, our industrial design team also designs innovative products that we expect to become popular and attractive to consumers based on the latest market developments, customers’ suggestions and our design team’s creative ideas.

Mechanical Engineering Design.    Our mechanical engineering design team designs the mechanical systems used in our portable players. It also prepares 2D and 3D designs to ensure that the mechanical parts and tools used in the portable player conform to the exterior design. In addition, our mechanical engineering team creates the bill of materials, or BOM, required for volume production of the portable player.

Tooling Design.    Our tooling design team designs and develops prototypes and production tooling equipment for manufacturing our products. The goals of tooling design are to improve manufacturing efficiency, make use of new materials and techniques and improve the quality of portable players.

Electrical Engineering Design.    Our electrical engineering design team develops electrical systems for our products, taking into consideration the need for cost-effective mass production. The electrical engineering design team is also responsible for schematic design, electrical layout, embedded system and digital signal processing design, high-speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display and storage solutions, imaging and audio/video applications and RF system and antenna design.

Software Design.    Our software design team designs and develops software and applications for product and systems design, testing, maintenance and end-user interface, as well as product applications such as device drivers, embedded applications, communications protocols, digital signal processing algorithms and web applications.

Design Testing.    Our design testing team is responsible for product testing, engineering testing and material testing. Our product testing involves product reliability tests, including accelerated life tests, climatic stress tests and mechanical endurance tests. Our engineering testing involves tests of product functions. Our material testing involves design-in tests to examine the quality and suitability of materials and components to be used in our products.

Manufacturing.    Our customers seek a variety of high-quality and competitively priced products with extensive functionality and small form factors that are produced with fast time-to-market. This in turn requires more sophisticated yet highly efficient manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in manufacturing technologies enable us to offer a variety of manufacturing solutions to meet our customers’ demands. We currently have ten surface mount technology lines, eight printed circuit board assembly lines, twelve assembly lines and ten packaging lines. Upon completion of Phase II of the expansion of our Shenzhen manufacturing facilities in the second half of 2005, we expect to double the number of lines in each category and double our current manufacturing capacity of 1.0 to 1.2 million units per month to 2.0 to 2.4 million units per month. In addition, our easily-reset production lines allow us to quickly ramp up production for new designs as necessary. We are in compliance with applicable environmental regulations in China in all material respects.

We have implemented an enterprise resource planning, or ERP, system for our entire manufacturing process. We benefit from the ERP system in many aspects of our operations, including BOM system management, volume procurement, supplier qualification, inventory management and finance. The ERP system allows us to use sophisticated planning systems and enhanced electronic data interchange capabilities to ensure manufacturing efficiency, inventory control and optimization. We also fully leverage China’s competitive labor costs by utilizing labor in our manufacturing process where it proves to be more efficient and cost effective than equipment.

Logistics.    We provide logistics services to our customers in Europe, the United States and Asia. We have established long-term, trusting relationships with major logistics companies serving us and these relationships are instrumental to the timely and cost-effective delivery of our products to customers. We offer our customers flexible delivery arrangements that allow us to coordinate product shipments with our customers’ inventory requirements. Increasingly, we ship products directly into our customers’ distribution channels or to their large retail chain customers. Combining our logistics services with our design and manufacturing operations and supply chain management, we are able to reduce costs and create integrated processes.

Quality Control

We maintain strict quality control programs for our products using quality management systems and advanced testing and calibration equipment. Our quality control personnel are divided into four major teams: incoming quality control, in-process quality control, output quality control and testing. The incoming quality control team inspects incoming materials and components to ensure they meet our quality standards. The in-process quality control team frequently examines our manufacturing process with a view to maintaining and improving the quality of our manufacturing process. The output quality control team inspects finished products to ensure they meet our customers’ specifications. The testing team conducts reliability tests for all product models, including accelerated life tests, climatic stress tests and mechanical endurance tests.

We work closely with our customers and provide support for them to monitor our production and test finished products on site at our manufacturing facilities. In addition, our research and development team is closely involved in the manufacturing process for new products designed by us for quality assurance purposes. Our manufacturing system for digital multimedia players and flash memory devices are certified under the ISO 9001:2000 quality system.

Suppliers

We purchase our components from third-party suppliers. The most costly components are flash memory for our flash-based players, hard disk drives for our HDD-based players, chipsets and display components such as LCDs. Due to the dominant market shares of several of our key suppliers, we rely on only a limited number of suppliers for certain key components.

In 2004, we purchased a majority of our flash memory from Samsung, a worldwide leader in providing flash-based memory. We believe that we were Samsung’s top customer of flash memory for flash-based players in China and Hong Kong in 2004 as measured by the total dollar amount of products purchased. In February 2005, we received a “Most Valued Partner” award from Samsung. We believe our relationship with Samsung helps secure our ability to make large volume purchases of flash memory and to reduce the likelihood that we will be unable to meet our customers’ quantity demands due to shortages of flash memory. We also purchased a majority of our chipsets from SigmaTel in 2004, and we were one of the largest worldwide customers of SigmaTel in 2004. In March 2005, we announced a strategic relationship with SigmaTel for the development, design and manufacture of portable players.

Certain critical components for our players have been subject to periodic shortages of supply. For example, there have been industry-wide shortages of flash memory and HDDs due to increased demand across the entire consumer electronics industry. Since the dramatic growth of portable players beginning in 2003, the demand for flash memory has often outpaced supply. Our strong relationships with key component suppliers and leading portable player brand owners have allowed us to secure the adequate and timely supply of components and timely deliver our players to customers even during periods of supply shortages in the market. In addition, some of our leading brand owner customers have access to memory and other key components for portable players and have helped us secure the supply of certain key components when there has been a shortage of supply. We intend to maintain and enhance our strong relationships with existing key suppliers and brand owner customers and develop relationships with new suppliers to ensure sufficient and timely supply of key components on favorable terms.

Customers

We provide portable players to leading brand owners and large international retail chains that sell portable players under their own house brands. We sell our products primarily through direct sales and, to a lesser extent, through distributors.

Leading brand owners.    Portable player brand owners historically designed, manufactured, marketed and distributed their own products entirely in-house. In response to factors affecting the portable player market — including shortened development cycles, increasing demand for personalized features, increasing competition, higher cost structure and greater margin pressure — portable player brand owners have increasingly outsourced the design and manufacturing of their branded portable players in order to reduce development and production costs and risks, and to introduce new products with a faster time-to-market. We have benefited from this outsourcing trend and have acquired many leading brand owners as our customers, including the following current customers: Medion Aktiengesellschaft, which owns the Medion brand, M-to-Be GmbH, which owns the Maxfield brand, and NEC Computers International, which owns the Packard Bell brand.

Large retail chains.    Attempting to capitalize on the growth of the market, large retail chains have begun to sell portable players under house brands. Because they do not have well-known consumer electronics brand names for their products, it is particularly important for these large retail chains to provide quality products and keep the retail prices of their products relatively low. These large retail chains also typically do not have technical expertise or experience in designing and manufacturing portable players using in-house resources. As a result, these large retail chains use third parties to design and manufacture portable players. As portable players have grown into high volume consumer products, we believe large retail chains, which have substantial distribution power to reach a large number of consumers, are well positioned to capture a large share of this market. We have designed and manufactured portable players for leading international retail chains, such as DSG Retail Ltd., which owns the Dixons retail chain.

A small number of customers have historically accounted for a majority of our net sales. In 2004 and the six months ended June 30, 2005, our top five customers collectively accounted for approximately 65.2% and 60.0%, respectively, of our net sales for the respective period. Each of Medion, NEC and a China-based consumer electronics company contributed over 10% of our net sales for 2004, and each of DSG Retail, Medion and NEC contributed over 10% of our net sales for the six months ended June 30, 2005. In 2004, the European, U.S. and Asia markets accounted for approximately 55.2%, 17.7% and 26.0%, respectively, of our net sales. In the six months ended June 30, 2005, the European, U.S. and Asia markets accounted for approximately 67.9%, 6.4% and 22.9%, respectively, of our net sales.

Our sales cycle for products newly designed by us is typically three to six months, while our sales cycle for products designed for our customers based on our existing industrial, mechanical, electrical engineering and tooling designs is typically three to six weeks. Many of our customers conduct an in-depth technical evaluation of our designs and manufacturing plans, processes and facilities to qualify us before placing a purchase order.

Our design and manufacturing services are based on purchase orders received from customers. Our customers typically provide two- to three-month rolling forecasts and then commit to purchase orders with an average duration of one month. Purchase orders are often supported by letters of credit and generally may not be cancelled once confirmed without the consent of both parties. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with our customers.

We also provide customers with after-sales support, including product return and warranty services and in some cases, call center services. We typically provide a one-year limited warranty to our customers. Upon receiving the pre-approved return of defective products, we will repair the defective products and return them to the customer. For selected customers, we provide, without charge, extra units of our products equivalent to 1% of the units ordered by the customer to cover anticipated returns and replacements under warranty. If the customer claims defects based on the description or condition of the products beyond the initial 1% of the extra units shipped, we will repair the defective products at our own cost.

Sales and Marketing

We sell and market our portable players through a direct sales force located predominantly in Hong Kong and Macao. We also have a sales office in Berlin for the Europe market and a sales representative dedicated to the U.S. market to assist with our sales and marketing. We intend to continue focusing on sales and marketing in Europe and the United States. In addition, we intend to expand our sales and marketing to focus on increasing our sales in Asia and other parts of the world.

We frequently attend conferences, exhibitions and trade fairs to promote our products and solutions. In addition, our relationships with key component suppliers, leading brand owners and technology companies have been instrumental in helping us promote our company and products.

Technology

Our modularized platform approach has allowed us to gain significant expertise in the design of portable players using third-party chipsets with built-in support for the MP3 and WMA codecs and to take advantage of leading-edge and innovative products from our technology partners.

We have established strategic relationships with the following global technology leaders for the continuous development of our portable players:

•	SigmaTel — we believe that we were one of the first companies to launch a USB 2.0 flash-based player using SigmaTel 35xx Series chipset, which we did in June 2004, and in March 2005, we and SigmaTel announced a strategic relationship for the development, design and manufacture of portable players. We are currently working closely with SigmaTel to adopt Microsoft’s newly developed “Janus” DRM technology platform in our portable players.

•	Samsung — we believe that we are one of the few companies that has developed a strategic relationship with Samsung for flash memory components, and we have been named a “Most Valued Partner” of Samsung for 2004.

•	Texas Instruments — we work closely with Texas Instruments, which recently launched chipsets specifically for the MPEG-4 video coding standard, to jointly develop PMPs and other portable multimedia devices.

We have a high degree of technological expertise in all of the major areas of portable player design and development. Our software engineering capabilities have enabled us to develop modularized design platforms, upon which we can modify and/or add product features to meet our customers’ specifications at a relatively faster speed, with minimal engineering effort and high reliability. Our modularized platform-based design approach and our multi-disciplinary engineering expertise in the seamless integration of many different technologies and features have allowed us to deliver various products to a broad customer base, enabling our customers to quickly respond to rapidly-shifting end-user demands with quality products at a low cost and fast time-to-market.

Our flexible production set-up allows us to manufacture differentiated products efficiently even at a low volume per product. We use industry-standard, state-of-the-art manufacturing tools, which provide us significant flexibility to implement changes in manufacturing processes based on the requirements of our product management team and research and development engineers. We have earned numerous recognitions for our quality control systems and currently hold the ISO 9001:2000 certification for our quality management system from the International Standards Organization.

Research and Development

The portable digital audio and multimedia device industry is characterized by rapidly evolving technological advances as evidenced by frequent introductions of new products and enhancements. We consider our ability to efficiently design and manufacture high-quality models of portable players that meet our customers’ demands to be critical to the continued success of our business. As of June 30, 2005, we had completed over 230 models of flash-based, HDD-based and MP3 CD players with different functions and features and based on variations of our open platform. We seek to continue to enhance and expand our design and manufacturing capability through in-house research and development efforts and through strategic relationships with Samsung, SigmaTel and Texas Instruments. The goals of our research and development efforts include the following:

•	to design and develop high-quality portable players based on widely adopted codecs;

•	to provide advanced and flexible design platforms to enable efficient development of new products and enhancements while maintaining timeliness to market;

•	to devise flexible manufacturing processes to improve production efficiency and reduce overall manufacturing costs; and

•	to keep abreast of technological advancements in the portable digital audio industry and the portable digital multimedia industry, which includes PMPs and DAB players.

Our engineers are devoted mainly to our product marketing, research and development and production departments. Our product marketing department works closely with our sales and marketing department to develop new product ideas and identify suitable industrial designs and features based on the price points set by our customers. Once the specification of a product has been confirmed, we then form a project management team that is led by members of our product marketing team with support from engineers in our research and development and production departments. The product management team will select the appropriate platform and modules based on our customers’ preferences and our research and development engineers will then focus on developing selected modules to be integrated into the platform. We believe our product-driven and open-platform research and development approach has enabled us to improve the efficiencies of our engineering efforts while achieving faster time-to-market.

Our research and development department provides technical support at each stage of the product design and manufacturing processes and is divided into four separate areas of expertise: (i) software development, (ii) mechanical engineering, (iii) electrical engineering and (iv) quality engineering. The software development team focuses on the development or modification of our platform modules to integrate different features, product configurations and user interfaces. The electrical engineering team is responsible for the schematic design and electrical layout of the printed circuit boards of our products. The mechanical engineering team is responsible for component layout. The quality engineering team oversees every critical step of our design, technical and production processes to ensure the effectiveness of our quality control. We use advanced and standardized testing methods to monitor product quality and implement stringent design inspection and manufacturing controls throughout the production process.

Our research and development engineers seek to continue to enhance the functionality of our products. We are working closely with our strategic partners to upgrade our in-house platforms in order to fully utilize high-performance chipsets and enable us to quickly introduce new features and other new products such as PMPs and DAB players.

As of July 31, 2005, we employed 135 experienced engineers, most of whom hold a bachelor’s degree or higher educational qualification. In addition, most of our senior engineers have extensive work experience in the consumer electronics industry. We plan to continue to recruit qualified engineers with relevant experience from both within the industry and leading universities in China. We have also established existing long-term research and development relationships with leading universities and technology and research institutes in China.

Intellectual Property

We have registered our trade name, “A-Max,” and our trademarks in the United States, Hong Kong, Canada and China. We do not own any patents, nor have we registered any material copyrights for any of our inventions, original works of authorship or developments and improvements relating to our product designs. As we provide software, electrical and mechanical design solutions for our customers tailored to their specifications and needs, we rely on trade secret protections and nondisclosure agreements with our customers and third parties for our proprietary designs. We typically enter into nondisclosure agreements with third parties whose technology we use.

Our portable players use third-party chipsets with built-in support for the widely-used MP3 and WMA codecs. Portable player brand owners bear the ultimate responsibility to ensure that the portable players sold under their brands to end consumers do not infringe upon any third-party’s intellectual property rights. In the case of the MP3 codec, our chipset suppliers obtain licenses to use the MP3 codec from Thomson, and we receive sub-license rights from the chipset suppliers to include the chipsets that embed the MP3 codec into our products. In the case of the WMA codec, the chipset suppliers obtain license rights from Microsoft, and we have entered into a Windows Media Format Components Distribution License with Microsoft Licensing, GP, which gives us the right to incorporate chipsets that support Microsoft Windows Media and WMA codec technologies into our portable players. This agreement expires on December 31, 2017. These rights are non-exclusive. Although we believe we have adequate third-party licenses to support our current operations, if we are unable to continue to have access to our current licensed technologies or any new technologies that we may employ, our business would be adversely affected. We have also registered our domain name www.amaxhk.com.

Competition

The consumer electronics industry, including the portable player market, is intensely competitive and highly fragmented. Competition is characterized by shortened development cycles, rapid technological change and constantly changing consumer preferences. This intense competition has resulted in margin pressures.

We face current and potential competition from EMS providers and ODMs, many of which are also located in China or Taiwan, that we believe are trying to capture a share of the outsourced portable player market and improve their design and manufacturing capabilities to enhance their competitiveness and credibility in serving leading brand owners and retail chains. We believe our EMS competitors typically focus on manufacturing and seek to achieve scale by providing high-volume manufacturing services for a smaller number of products and a narrower base of customers, sometimes even on an exclusive basis. We believe our ODM competitors typically design and manufacture for a smaller number of products and a smaller customer base. In contrast to these competitors, we offer a full range of high value-added services to meet our customers’ needs for total solutions. Due to our cost-effective production of a large number of designs for a broader customer base, we are able to achieve significant economies of scale while retaining the ability to accommodate the short product cycles, lower volume of production per model and fast time-to-market required in the portable player market. We believe that these differences in our business model allow us to compete successfully against our EMS and ODM competitors.

Although we believe that we are currently well positioned against our EMS and ODM competitors, we compete with them to various degrees on the basis of the following factors:

•	product quality and reliability;

•	price and performance of products;

•	scalability and economies of scale;

•	time-to-market;

•	platform design and integration capabilities;

•	supplier relationships and technology partnerships;

•	customer service and support capabilities; and

•	size of customer base and customer loyalty.

Our success in sales of portable players also depends on our customers’ success in selling their products and our ability to capture new outsourcing opportunities from leading consumer electronics brand owners and large retail chains. Some leading consumer electronics brand names that have recently entered the flash-based player market design and manufacture their products entirely in-house or outsource the design and manufacturing of their products to our competitors. Apple, which already has a commanding market share for the HDD-based players, entered the flash-based player market in January 2005 and recently introduced a new flash-based player product. In addition, Sony recently began to actively promote its flash-based players and will attempt to leverage its strong consumer electronics brand to increase its market share. If these or other leading brand names take market share from our existing customers and do not outsource the design and manufacturing of their products to us, our business will be adversely affected.

Many of our competitors and competitors of our customers may have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we or our customers do. We cannot assure you that we or our customers will be able to compete successfully against current or future competitors in the portable player market.

Regulation

Foreign Currency Exchange

The legal currency of China is the RMB, which is subject to foreign exchange controls. SAFE is empowered to administer all matters relating to foreign exchange under the authority of the People’s Bank of China, including the enforcement of foreign exchange controls.

Controls on the purchase of foreign exchange for transactions relating to current account items have recently been relaxed. Subject to the production of supporting documents, a company may purchase foreign exchange from designated banks for its trading activities or payment of remuneration to its employees without the prior approval of SAFE. A wholly foreign-owned enterprise like A-Max (China) may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, most capital account transactions, such as direct investments or investments in securities outside China, are still subject to the prior approval of SAFE.

Dividend Distribution

Under Chinese law, a wholly foreign-owned enterprise like A-Max (China) may only pay dividends out of its net income, if any, determined in accordance with accounting principles and regulations in China. In addition, a wholly foreign-owned enterprise is also required to set aside at least 10% of its net income each year, if any, to fund certain reserve funds, unless such reserves have reached 50% or more of its registered capital. These reserves are not distributable as cash dividends.

Under Hong Kong Law, a company incorporated under the Companies Ordinance (Chapter 32, Laws of Hong Kong) (the “Companies Ordinance”), including A-Max (HK), shall only make distributions of a company’s assets to its members (including dividends), whether in cash or otherwise, out of the profits available for such purposes, such available profits being calculated as (i) the distributing company’s accumulated, realized profits, so far as not previously utilised by distribution or capitalisation, less (ii) the distributing company’s accumulated, realized losses, so far as not previously written off in a reduction or reorganisation of capital duly made. For this purpose, the term “distribution” does not include:

•	an issuance of shares as fully or partly paid bonus shares;

•	a redemption or purchase of any of the company’s own shares out of capital (including the proceeds of any new issuance of shares) or out of unrealized profits in accordance with the relevant sections of the Companies Ordinance;

•	a reduction of the company’s share capital due to (i) the reduction or extinguishment of liability owed by any shareholder on any of the company’s shares in respect of share capital not paid up or (ii) the paying off of paid up share capital; or

•	a distribution of assets to shareholders of the company upon a winding up of the company.

Investment in PRC Companies

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states, among other things, that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. If we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain or complete the necessary approvals, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

PRC Preferential Tax Treatment

Under current PRC laws and regulations, an FIE in China, such as A-Max (China), is typically subject to EIT at the rate of 30% on taxable income and local income tax at the rate of 3% on taxable income. Because A-Max (China) is located in Shenzhen, it qualifies for a special reduced EIT rate of 15%. Furthermore, since A-Max (China) is an enterprise engaged in manufacturing with foreign investment and its term of operation is more than ten years, it is entitled to a two-year EIT exemption beginning from its first profitable year, followed by a 50% reduction of the EIT rate for three years. A-Max (China) became profitable in 2004. As a result, A-Max (China) is exempt from EIT in 2004 and 2005 and will be subject to a 7.5% EIT rate from 2006 to 2008. If the PRC government phases out preferential tax treatment for FIEs, A-Max (China)’s effective EIT rate may increase to the standard statutory rate.

Employees

We had approximately 500, 600 and 1,600 employees as of December 31, 2002, 2003 and 2004, respectively. As of July 31, 2005, we had approximately 1,667 employees, including 1,378 in manufacturing at our Shenzhen manufacturing facilities, 135 in research and development, 44 in sales and marketing and 110 in management, administration and other functions. We consider our relations with our employees to be good.

Facilities

Our principal executive offices are located on premises comprising approximately 420 square meters in Hong Kong. Our premises in Hong Kong are leased from a related party. See “Related Party Transactions — Transactions with E2-Capital (Holdings) Limited.” In November 2004, we relocated our manufacturing facilities to Shenzhen, which comprise approximately 40,000 square meters. Prior to this relocation in November 2004, we conducted our manufacturing operations at a different location in Shenzhen. We currently have a manufacturing capacity of 1.0 to 1.2 million units per month. We expect to double our capacity to 2.0 to 2.4 million units per month units upon the completion of Phase II of the expansion of our manufacturing facilities in the second half of 2005. We believe that we will have adequate facilities to accommodate our future expansion plans.

Legal Proceedings

On March 15, 2005, Sonicblue, Inc., one of our former customers, and its affiliates, brought an action against us in the United States Bankruptcy Court for the Northern District of California, for (1) the avoidance of allegedly preferential payments totaling approximately $2.1 million based on payments we received from Sonicblue within 90 days of their filing of bankruptcy and (2) the disallowance of proofs of claim for approximately $2.8 million that we filed against Sonicblue in its underlying petition for Chapter 11 bankruptcy relief. On March 30, 2005, we received a settlement offer letter from counsel to Sonicblue, under which Sonicblue offered to settle the preference avoidance claims in exchange for a payment by us of 75% of the alleged preferential payment amount. Pursuant to the terms of the offer letter, the settlement offer expired on April 25, 2005. The action against us and our proofs of claim in Sonicblue’s underlying bankruptcy petition are pending. We believe that the payments we received from Sonicblue were made in the normal course of business and should not be deemed to be preferential and that we are entitled to the amounts owed to us by Sonicblue that are the subject of our proofs of claim. We will defend our rights vigorously. We believe that the outcome of the action, even if adversely determined, will not have a material adverse effect on our business and results of operations.

From time to time, we are involved in litigation or other legal proceedings incidental to our business. However, we do not believe that our business or operations would be materially and adversely affected by any pending litigation or legal proceeding involving us.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Victor Chan	39	Chairman and Chief Executive Officer
Yu Xiao Dong	49	Director, Chief Operating Officer
Nam Kang Cheung	44	Director, Vice President
Sin Just Wong	39	Director
Diana Chan	38	Director, Chief Financial Officer
Vince Feng	33	Independent Director
Philip Trahanas	34	Independent Director
H. Raymond Bingham(1)	59	Independent Director Appointee
Peter Clarke(1)	55	Independent Director Appointee
Norman Lee	36	Vice President, Procurement
B.J. Kang	40	Vice President, Product Marketing
Li Yang	43	Vice President, Research and Development
Billy Yeung	42	Vice President, Sales and Marketing
Richard Burns	50	Managing Director, Sales
Maria Janiszewska	48	Managing Director, Sales

(1)	Mr. Bingham and Mr. Clarke have been appointed as our independent directors, effective immediately upon the trading of our ADSs on the Nasdaq National Market.

Directors

Victor Chan has served as our company’s chairman and chief executive officer since 2004. Mr. Chan has served in a chief executive role since founding A-Max (HK) in 1996. Mr. Chan received a B.S. degree in computer & electrical engineering and industrial management from Purdue University. Mr. Chan is the brother of Ms. Diana Chan, our Chief Financial Officer.

Yu Xiao Dong has served as the chief operating officer of our company since 2004 and as a director since 2005. Mr. Dong joined A-Max (HK) as a vice president in charge of operations in 1999 and has been primarily responsible for the overall management of our business and operations. Mr. Dong graduated from a military school in China.

Nam Kang Cheung has served as a director of our company since 2005. Mr. Cheung has been our vice president in charge of our production division since joining A-Max (HK) in 1997. Mr. Cheung received a bachelor’s degree in computer science from Xiamen University in China.

Sin Just Wong has served as a director of our company since February 2005. Dato Wong is co-chairman of E2-Capital (Holdings) Limited, vice-chairman and chief executive officer of Softbank Investment International (Strategic) Limited, Chairman of SBI E2-Capital Asia Holdings Limited and independent non-Executive Director of Capital Strategic Investment Limited and China.com Inc. Dato Wong has over 13 years of investment banking and venture capital experience. Dato Wong holds a bachelor’s degree in engineering from the Imperial College of Science, Technology and Medicine in London and is qualified with the Institute of Chartered Accountants, England and Wales.

Diana Chan has served as the chief financial officer of our company since 2004 and as a director since 2005. Ms. Chan has been in charge of our finance and accounting related affairs since joining A-Max (HK) in 1996. Prior to joining us, Ms. Chan worked in the United States in various finance and accounting positions at

American Isuzu Motors, Inc. from 1992 to 1995, ICT Corporation from 1989 to 1991 and International Business Machines in 1988. Ms. Chan received a B.S. degree in accounting from Purdue University and received an MBA degree from California State University at Hayward. Ms. Chan is the sister of Mr. Victor Chan, our Chairman and Chief Executive Officer.

Independent Directors

H. Raymond Bingham has agreed to serve as a director of our company immediately upon the trading of our ADSs on the Nasdaq National Market. Mr. Bingham was executive chairman of the board of directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005 and served as a director of Cadence from November 1997 to July 2005. Prior to being executive chairman, he served as president and chief executive officer of Cadence from April 1999 to May 2004 and as executive vice president and chief financial officer from April 1993 to April 1999. Before joining Cadence in 1993, Mr. Bingham served, for eight years, as executive vice president and chief financial officer for Red Lion Hotels, Inc., where he was also responsible for corporate business development. Mr. Bingham also serves as a director of KLA-Tencor Corporation, Oracle Corporation and Freescale Semiconductor, Inc.

Peter Clarke has agreed to serve as a director of our company immediately upon the trading of our ADSs on the Nasdaq National Market. Mr. Clarke was the chairman of Merrill Lynch, Asia Pacific Region from 1992 - 1999. Mr. Clarke currently serves as an independent director of China Techfaith Wireless Telecommunication Limited, an independent mobile design house in China, Pictet Asia Limited, an institutional fund manager headquartered in Geneva, and the chairman of the audit committee of the English Schools Foundation in Hong Kong. Mr. Clarke graduated from the City of London college.

Vince Feng has served as a director of our company since June 2005. Mr. Feng is a managing director of General Atlantic LLC, a private equity firm focused exclusively on investing in information technology and IT-enabled businesses on a global basis. He has been with General Atlantic (or its predecessor) since 1998. Mr. Feng serves on the board of directors of Vimicro International Corporation, Data Systems Consulting Co., Ltd., and DGT Information Systems (Shanghai) Limited, and is an observer on the board of directors of Digital China Holdings Limited. Mr. Feng holds a B.A. degree with high honors in Social Studies from Harvard University, and an M.B.A. degree from the Stanford Graduate School of Business.

Philip Trahanas has served as a director of our company since August 2005. Mr. Trahanas is a managing director of General Atlantic LLC, a private equity firm focused exclusively on investing in information technology and IT-enabled businesses on a global basis. He has been with General Atlantic (or its predecessor) since 2000. Mr. Trahanas serves on the board of directors of PowerDsine and Ai Metrix, and is an observer on the board of directors of SRA International, Inc. Mr. Trahanas holds a B.E. in Electrical Engineering from the Cooper Union for the Advancement of Science and Art. He attended the University of Pennsylvania for his advanced studies and received an MBA from the Wharton School, where he graduated as a Palmer Scholar, and an M.S. in Engineering from the Moore School of Engineering.

Executive Officers

Norman Lee has served as our vice president in charge of our procurement division since August 2004. Prior to joining us in August 2004, Mr. Lee served as the sales manager of Supreme Electronics Limited, a leading computer component distributor in Taiwan and the largest distributor of Samsung’s flash memory in the China, Hong Kong and Taiwan region, for more than five years. Mr. Lee was in charge of the distribution of flash memory products for the China, Hong Kong and Taiwan region while working at Supreme Electronics Limited. Mr. Lee received a bachelor’s degree in printing from China Culture University in Taiwan and an MBA degree from the New York Institute of Technology.

B.J. Kang has served as our vice president in charge of our product marketing since October 2004. Before joining us in October 2004, Mr. Kang served as a senior manager of the research and development department of Starlight Co., Ltd., an original equipment manufacturer of audio products based in Hong Kong for three years. Prior to that, he had served as the development manager of the audio and video R&D division of

Samsung Electronics for 12 years. Mr. Kang received a bachelor’s degree in electronics from Kyungpook National University of Korea.

Li Yang has served as our vice president in charge of our research and development division since August 2003. Before joining us in August 2003, Mr. Yang served as the chief engineer of Star Telecommunication (Shenzhen) Co., Ltd., a PRC technology company, for five years. Mr. Yang received a bachelor’s degree in communication engineering from Nanjing Communication Engineering Institute in China and a master’s degree in signal electrics system computer aid design from Tianjin University.

Billy Yeung joined us in 1996 and has served as our vice president in charge of our sales and marketing division since 2000. Mr. Yeung has over 23 years of experience working with IT products’ and components’ manufacturing or trading companies. Before joining us, Mr. Yeung worked as a global sales manager for Yee Shing Electronic Company Ltd. in Hong Kong from 1992 to 1996. Mr. Yeung also worked as a global sales manager for Man Tat Computer Company in Hong Kong from 1986 to 1992.

Richard Burns has served as our managing director of sales since May 2004 and focuses on U.S. sales of our portable players. Prior to joining us, Mr. Burns served as a vice president of sales with Digital Networks North America from January 2003 to May 2004, Vialta, Inc. from April 2002 to January 2003, Sonicblue, Inc. in 2001 and 3DFX Interactive, Inc. from 1998 to 2001. Mr. Burns received a degree in business management at Middlesex College.

Maria Janiszewska has served as our managing director of sales since 1998 and focuses on European sales of our portable players. Prior to joining us, Ms. Janiszewska worked as a sales manager at Chicony Electronics GmbH in Hamburg, Germany from 1990 to 1998. Ms. Janiszewska received a bachelor’s degree from Zeromski College of Business in 1978.

Board of Directors

Effective upon the closing of this offering, our board of directors will consist of nine directors. A director is not required to hold any shares in the company. Currently, a director may vote with respect to any contract, proposed contract or arrangement in which he has a material interest. Prior to the completion of this offering, we intend to establish two committees under the board of directors: the audit committee and the compensation committee. We intend to adopt a charter for each committee to comply with the U.S. Sarbanes-Oxley Act of 2002 and Nasdaq corporate governance rules. Each committee’s members and functions are described below.

Audit Committee.    Upon the completion of this offering, our audit committee will consist of H. Raymond Bingham, Peter Clarke and Vince Feng. Messrs. Bingham and Clarke satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Nasdaq Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will report regularly to the full board of directors and will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.    Upon the completion of this offering, our compensation committee will consist of H. Raymond Bingham and Peter Clarke, both of whom satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than $60,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under the common law of Bermuda, our directors owe two types of duties to our company — a fiduciary duty and a duty of skill and care.

A director’s fiduciary duty requires that he must act in good faith in his dealings with or on behalf of our company and exercise the powers and fulfill the duties of the office honestly. This duty has four aspects:

•	A duty to act in good faith in what he considers is the best interest of our company and not for any collateral purpose;

•	A duty to exercise his director’s powers for a proper purpose and for the purposes for which they were intended and not in such a way as to prevent a majority of the members from exercising their rights;

•	A duty to avoid conflicts of interest; and

•	A duty not to personally profit from opportunities that arise from his directorship, even if the director is acting honestly and for the good of our company.

A director’s duty of skill and care requires that he exercise whatever skill he possesses with reasonable care. This duty has three aspects:

•	A degree of skill that may reasonably be expected from a person of like knowledge and experience — this includes a duty to acquire and maintain a sufficient knowledge and understanding of our company’s business to enable them to properly discharge their duties as directors;

•	Diligent attention to the business and the affairs of our company using the reasonable care an ordinary person may be expected to take in the same circumstances on his own behalf; and

•	Reliance on others and a duty of supervision of those on whom he relies.

In general, the Companies Act 1981 imposes various duties and responsibilities on directors with regard to the operation of a company. These include the keeping of minutes of meetings, keeping of books of accounts, making certain information available to certain persons and such other general duties as are required under the Companies Act. In addition to the above, the Companies Act also imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Act contains provisions that impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual shall only be liable if he is knowingly guilty of the default or knowingly and willfully authorizes or permits the default. Our bye-laws, however, provide that our shareholders waive all claims or rights of action that they may have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty on the part of such director or officer.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders in a general meeting pursuant to our bye-laws. Officers are elected by, and serve at the discretion of, the board of directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including without limitation a conviction of, or plea of guilty to, a felony, negligence or dishonesty to our detriment and failure to perform any agreed-upon duties after giving a reasonable opportunity to cure the failure. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate the executive officer’s employment without cause, the executive officer will be entitled to continue to receive payments of his or her base salary for six months following the termination.

Each executive officer has agreed to hold in strict confidence and not to use, except as required in the performance of his duties in connection with his employment with us, any of our confidential information, technical data, trade secrets and know-how or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us, both during and after the employment agreement expires or is earlier terminated. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets that they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. In particular, each executive officer has agreed not to, while employed by us and for a period of two years after termination of his or her employment:

•	solicit business from or perform services for any person who is a client, customer, supplier or a prospective client or customer of ours during the executive officer’s employment;

•	solicit or induce any person to terminate his or her employment or consulting relationship with us; or

•	engage, invest or assist in any business that competes with our business or future business.

Compensation of Directors and Executive Officers

In 2004, the aggregate cash compensation that we paid to our executive officers was approximately $0.7 million. We operate a Mandatory Provident Fund, or MPF, scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the MPF scheme are managed by independent trustees. We contribute the statutory minimum of HK$1,000 (approximately $130) per month for each of our executive officers. In addition, according to the relevant laws and regulations in the PRC, we are required to contribute 8% to 9% of the stipulated salaries set by the local government of Shenzhen, China, to the retirement benefit schemes to fund the retirement benefits of our employees in China. We contributed $6,000, $7,000, $7,000 and $4,000 on behalf of our executive officers to the staff retirement plans in Hong Kong and China in 2002, 2003 and 2004 and the six months ended June 30, 2005, respectively. We did not pay any compensation to our directors in 2004 in connection with their director services, other than reimbursement of expenses.

Sale of Ordinary Shares by Certain Existing Shareholders

On August 26, 2005, the existing holders of our ordinary shares entered into a share purchase agreement to sell 5,895,440 ordinary shares on a pro rata basis based on their holdings of our ordinary shares for a total purchase price of approximately $2.5 million to four new investors at approximately $0.42 per share. The shareholders’ transaction was consummated on September 9, 2005. Two out of the four new investors are our independent director appointees, H. Raymond Bingham and Peter Clarke, who purchased 1,000,000 and 589,544 ordinary shares, respectively, for a total purchase price of approximately $0.7 million. As we expect to benefit from anticipated services of the independent director appointees, we have engaged a third-party appraiser to assess the fair value of our ordinary shares as of August 26, 2005 to assist us in determining share-based compensation expenses incurred by us, if any.

2005 Share Incentive Plan.

Our board of directors has adopted a 2005 Share Incentive Plan, or the 2005 plan, subject to shareholder approval. We have reserved for issuance up to 99,043,396 ordinary shares upon exercise of awards granted under our 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, subject to forfeiture upon termination of a grantee’s employment or service; and

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture upon termination of a grantee’s employment or service;

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents 25 ordinary shares.

Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the 2005 plan. However, with respect to awards made to our non-employee directors and executive officers, the entire board of directors will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.

Award Agreement.    Awards granted under our 2005 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option, or ISO, or a non-qualifying stock option.

Eligibility.    We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as ISOs only to our employees. Pursuant to their employment agreements with us, Victor Chan, Yu Xiao Dong and Diana Chan are entitled to receive awards in an amount equal to 30%, 10% and 10%, respectively, of the total shares granted by our board of directors under the 2005 plan.

Acceleration of Awards upon Corporate Transactions.    The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction.

Exercise Price and Term of Awards.    In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.

Vesting Schedule.    In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Amendment and Termination.    Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 plan, to grant options with an exercise price that is below the fair market value on the date of grant, to extend the term of an option beyond ten years or that results in a material increase in benefits or a change in eligibility requirements. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted after the tenth anniversary of the shareholder approval of the 2005 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our Series A Preferred Shares upon the closing of this offering, by:

(1) each of our directors and executive officers;

(2) our principal shareholders; and

(3) each selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering(2)		Shares Beneficially Owned After This Offering(2)
	Number	%(3)	Number	%(3)	Number	%(3)
Directors and Executive Officers:
Victor Chan(4)	595,283,023	66.7	—	—	595,283,023	58.2
Yu Xiao Dong(5)	595,283,023	66.7	—	—	595,283,023	58.2
Vince Feng(6)	142,468,913	16.0	—	—	142,468,913	13.9
Philip Trahanas(7)	142,468,913	16.0	—	—	142,468,913	13.9
Sin Just Wong(8)	44,249,370	5.0	1,950,000	0.2	42,299,370	4.1
H. Raymond Bingham(9)	1,000,000	0.1	—	—	1,000,000	0.1
Peter Clarke(10)	589,544	0.1	—	—	589,544	0.1

All Directors and Executive Officers as a Group(11)	783,590,850	87.8	1,950,000	0.2	781,640,850	76.5

Principal Shareholders:
Billion Creation Limited(12)	520,872,643	58.4	3,637,886	0.4	517,234,757	50.6
Investment entities affiliated with General Atlantic LLC(13)	142,468,913	16.0	—	—	142,468,913	13.9
Allied Knight Finance Limited(14)	44,249,370	5.0	1,950,000	0.2	42,299,370	4.1
Brilliant Elite Limited(15)	44,249,370	5.0	1,950,000	0.2	42,299,370	4.1
Lucktime Management Limited(16)	44,249,370	5.0	1,950,000	0.2	42,299,370	4.1

Selling Shareholders:
Teambest Limited(17)	37,205,190	4.2	11,161,557	1.3	26,043,633	2.5
Vital Champion Limited(18)	37,205,190	4.2	11,161,557	1.3	26,043,633	2.5
Seamless China Profits Limited(19)	15,973,427	1.8	689,000	0.1	15,284,427	1.5

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and includes voting or investment power with respect to the securities.

(2)	Assumes that the underwriters do not exercise the over-allotment option.

(3)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person, if any. The calculation of this number also assumes the conversion of all of our Series A Preferred Shares into ordinary shares upon the closing of this offering. Percentage of beneficial ownership prior to this offering is based on 892,368,913 shares outstanding as of the date of this prospectus, including our ordinary shares into which our Series A Preferred Shares are convertible immediately upon the completion of this offering. Percentage of beneficial ownership after this offering is based on 1,022,368,913 shares outstanding immediately after the completion of this offering.

(4)

Includes 520,872,643 ordinary shares held by Billion Creation Limited, 37,205,190 ordinary shares held by Teambest Limited and 37,205,190 ordinary shares held by Vital Champion Limited, each of which are incorporated in the British Virgin Islands, and in each of which Mr. Chan holds 50% of the beneficial interest. Mr. Chan beneficially owns his 50% interest in Billion Creation Limited through a revocable trust in which he retains voting and dispositive power over such shares and for which Merrill Lynch Bank and Trust Company (Cayman) Limited is acting as trustee. Mr. Chan disclaims beneficial ownership of the ordinary shares owned by Billion Creation Limited, Teambest Limited and Vital Champion Limited to the extent attributable to beneficial interests held therein by persons other than Mr. Chan. The business address for Mr. Victor Chan is 10/F, A-MAX Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The number of shares beneficially owned by Mr. Chan after this offering will decrease upon completion of the transactions described in notes (12), (17) and (18) below.

(5)	Includes 520,872,643 ordinary shares held by Billion Creation Limited, 37,205,190 ordinary shares held by Teambest Limited and 37,205,190 ordinary shares held by Vital Champion Limited, each of which are incorporated in the British Virgin Islands, and in each of which Mr. Dong holds 20% of the beneficial interest. Mr. Dong beneficially owns his 20% interest in Billion Creation Limited through a revocable trust in which he retains voting and dispositive power over such shares and for which Merrill Lynch Bank and Trust Company (Cayman) Limited is acting as trustee. Mr. Dong disclaims beneficial ownership of the ordinary shares owned by Billion Creation Limited, Teambest Limited and Vital Champion Limited to the extent attributable to beneficial interests held therein by persons other than Mr. Dong. The business address for Mr. Yu Xiao Dong is 10/F, A-MAX Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong. The number of shares beneficially owned by Mr. Dong after this offering will decrease upon completion of the transactions described in notes (12), (17) and (18) below.

(6)	Includes 142,468,913 ordinary shares issuable upon conversion of 141,490,566 Series A Preferred Shares held by investment entities affiliated with General Atlantic LLC, as described at note (13). Mr. Feng is a Managing Director of General Atlantic LLC. Mr. Feng disclaims beneficial ownership of all the shares of our company held by the investment entities affiliated with General Atlantic LLC except to the extent of his pecuniary interest therein. The business address for Mr. Feng is c/o General Atlantic Service Corporation, 18/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(7)	Includes 142,468,913 ordinary shares issuable upon conversion of 141,490,566 Series A Preferred Shares held by investment entities affiliated with General Atlantic LLC, as described at note (13). Mr. Trahanas is a Managing Director of General Atlantic LLC. Mr. Trahanas disclaims beneficial ownership of all the shares of our company held by the investment entities affiliated with General Atlantic LLC except to the extent of his pecuniary interest therein. The business address for Mr. Trahanas is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06380.

(8)	Includes 44,249,370 shares held by Allied Knight Finance Limited, a company incorporated in the British Virgin Islands that is 100% owned by Dato Sin Just Wong. The business address for Dato Wong is 10/F, A-Max Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

(9)	The business address for Mr. H. Raymond Bingham is 10/F, A-MAX Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

(10)	The business address for Mr. Peter Clarke is 10/F, A-MAX Technology Tower, 12-16 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

(11)	Shares owned by all of our directors and executive officers as a group include shares beneficially owned by Mr. Victor Chan, Mr. Yu Xiao Dong, Mr. Sin Just Wong, Mr. H. Raymond Bingham, Mr. Peter Clarke, Mr. Vince Feng and Mr. Philip Trahanas. See notes 4-10.

(12)

Billion Creation Limited, a company incorporated in the British Virgin Islands, is owned 50% by Mr. Victor Chan, 20% by Mr. Yu Xiao Dong, 18.75% by Mr. Shou Cheng Chiao and 11.25% by Mr. Jaw Lung Lee. The business address for Billion Creation Limited is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. Each of Messrs. Chan, Dong, Chiao and Lee beneficially owns his shares in Billion Creation Limited through a revocable trust in which he retains voting and dispositive power over such shares and for which Merrill Lynch Bank and Trust Company (Cayman) Limited is acting as trustee. Prior to the completion of this offering, Billion Creation Limited will transfer 2,273,679 and

1,364,207 of our shares to Mr. Shou Cheng Chiao and Mr. Jaw Lung Lee, respectively, who will in turn sell all of these shares in this offering. In consideration for the foregoing transfer, Mr. Chiao and Mr. Lee intend to transfer certain shares of Billion Creation Limited beneficially owned by them to the other two shareholders of Billion Creation Limited. After such transfer, Billion Creation Limited will be owned 50.4% by Mr. Chan, 20.2% by Mr. Dong, 18.4% by Mr. Chiao and 11.0% by Mr. Lee.

(13)	Includes 142,468,913 ordinary shares issuable upon conversion of 99,292,140 Series A Preferred Shares held by General Atlantic Partners (Bermuda), L.P. (“GAP Bermuda”), 30,526,751 Series A Preferred Shares held by GAP-W International, LLC (“GAP-W International”), 7,668,376 Series A Preferred Shares held by GAP Coinvestments III, LLC (“GAPCO III”), 2,013,588 Series A Preferred Shares held by GAP Coinvestments IV, LLC (“GAPCO IV”), 1,768,632 Series A Preferred Shares held by GapStar, LLC (“GapStar”) and 221,079 Series A Preferred Shares held by GAPCO GmbH & Co. KG (“GAPCO KG”). GAP-W International proposes to transfer all of our Series A Preferred Shares held by it to GAP-W International, L.P. immediately prior to the effectiveness of our registration statement on Form F-1 relating to this offering. The general partner of GAP-W International, L.P. is GAP (Bermuda) Limited (“GAP Bermuda GenPar”), which is also the general partner of GAP Bermuda, one of our shareholders. GAP Bermuda GenPar is the general partner of GAP Bermuda. General Atlantic LLC (“GA LLC”) is the sole member of GapStar. GAPCO Management GmbH (“GAPCO Management”) is the general partner of GAPCO KG. The Managing Directors of GA LLC are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the “Managing Directors”). The Managing Directors of GA LLC are also the senior executive officers and directors of GAP Bermuda GenPar. The Managing Members of GAPCO III and GAPCO IV are Managing Directors of GA LLC. The Managing Directors of GA LLC are also the senior executive officers of GAP-W International. The Managing Directors of GA LLC have management and control over all of the General Atlantic entities and make all voting and investment decisions with respect to shares held by GAP Bermuda, GAP-W International , GAPCO III, GAPCO IV, GapStar and GAPCO KG. Pursuant to an agreement between us and the holders of our Series A Preferred Shares, the conversion ratio used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A Preferred Shares will automatically convert upon the completion of this offering is derived based in part on the mid-point of the estimated range of the initial offering price and the closing date of this offering, which we estimate to be October 19, 2005. In the event that the final offering price and/or the closing date of this offering deviate from those assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. The address for the General Atlantic entities (other than GAP Bermuda, GAP Bermuda GenPar, GAPCO KG and GAPCO Management) is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The address of GAP Bermuda and GAP Bermuda GenPar is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO KG and GAPCO Management is c/o General Atlantic GmbH, is Koenigsallee 62, 40212 Duesseldorf, Germany.

(14)	Allied Knight Finance Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Mr. Sin Just Wong. The address for Allied Knight Finance Limited is Rooms 4301-4309, 43/F, Jardine House, One Connaught Place, Central, Hong Kong.

(15)	Brilliant Elite Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Lawrence Yu. The address for Brilliant Elite Limited is PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16)	Lucktime Management Limited, a company incorporated in the British Virgin Islands, is wholly-owned by K.P. Fung. The address for Lucktime Management Limited is Rooms 4301-4309, 43/F, Jardine House, One Connaught Place, Central, Hong Kong.

(17)

Teambest Limited, a company incorporated in the British Virgin Islands, is owned 50% by Mr. Victor Chan, 20% by Mr. Yu Xiao Dong, 18.75% by Mr. Shou Cheng Chiao and 11.25% by Mr. Jaw Lung Lee. Prior to

the completion of this offering, Teambest Limited will transfer all of our shares held by it to the four shareholders based on their respective pro rata ownership interests in Teambest Limited. After such transfer is consummated, Mr. Chiao and Mr. Lee will sell 6,975,973 and 4,185,584, respectively, of such shares transferred to them in this offering. The address for Teambest Limited is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(18)	Vital Champion Limited, a company incorporated in the British Virgin Islands, is owned 50% by Mr. Victor Chan, 20% by Mr. Yu Xiao Dong, 18.75% by Mr. Shou Cheng Chiao and 11.25% by Mr. Jaw Lung Lee. Prior to the completion of this offering, Vital Champion Limited will transfer all of our shares held by it to the four shareholders based on their respective pro rata ownership interests in Vital Champion Limited. After such transfer is completed, Mr. Chiao and Mr. Lee will sell 6,975,973 and 4,185,584, respectively, of such shares transferred to them in this offering. The address for Teambest Limited is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(19)	Seamless China Profits Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Mr. Stephen Chen. The address for Seamless China Profits Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, 0.6% of our outstanding ordinary shares are held by three record holders in the United States, and 29.7% of our outstanding Series A Preferred Shares are held by four record holders in the United States. General Atlantic, which holds our Series A Preferred Shares, has represented to us that it is affiliated with a registered broker-dealer. Based on its representation, we believe that at the time of the purchase of our Series A Preferred Shares, General Atlantic purchased our Series A Preferred Shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the shares. None of our shareholders, including General Atlantic, is in the business of underwriting securities.

Upon the completion of this offering, all of our existing shareholders will have the same voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

On March 25, 2004, we issued a total of 600 million ordinary shares to the former record owners of Techniques International, Victor Chan, Nam Kang Cheung, Hsien-Ping Liu and Jaw-Lung Lee, in exchange for all the shares that these shareholders previously held in Techniques International pro rata, based on their ownership interests in Techniques International.

On April 2, 2004, we issued 149.9 million preference shares to SIIS Multimedia (No. 1) Limited for an aggregate purchase price of $1.4 million. The preference shares were entitled to a cumulative dividend of 5% and were convertible into our ordinary shares on a 1-to-1 basis. These preference shares were later transferred to four shareholders, who then converted them into ordinary shares on November 30, 2004.

In June 2005, we issued an aggregate of 141,490,566 Series A Preferred Shares to investment entities affiliated with General Atlantic in a private placement at a price per share equal to approximately $0.42 for an aggregate purchase price of $60.0 million. The price per Series A Preferred Share was determined through our arms-length negotiation with General Atlantic, and we did not engage a financial advisor to assist us in valuing those shares. As part of the private placement, we entered into a registration rights agreement with General Atlantic and we and all of our shareholders entered into a shareholders agreement, as described below. Each of the holders of Series A Preferred Shares is entitled to vote on an “as converted” basis together with the holders of our ordinary shares. The holders of Series A Preferred Shares are entitled to received dividends at an annual rate of 3%, which will accrue on a daily basis from the date of issuance, whether or not declared. Accrued and unpaid dividends will not be paid in cash, but instead will compound on a quarterly basis and be included in the calculation of the conversion ratio when Series A Preferred Shares convert into ordinary shares. Upon the completion of this offering, the Series A Preferred Shares will automatically convert into ordinary shares based upon the then-applicable conversion ratio. See “Description of Share Capital — Share Capital.”

Registration Rights Agreement

In connection with our private placement of Series A Preferred Shares to General Atlantic in June 2005, we entered into a registration rights agreement with General Atlantic, pursuant to which we granted General Atlantic customary registration rights, including two demand registration rights and piggyback registration rights, and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital — Registration Rights.”

Shareholders Agreement

In connection with our private placement of Series A Preferred Shares to General Atlantic in June 2005, we and all of our shareholders entered into a shareholders agreement that provides that our board of directors will consist of seven directors, including our Chief Executive Officer and two individuals designated by the holders of the Series A Preferred Shares, provided at least one such designee shall be designated by General Atlantic so long as General Atlantic maintains a certain level of aggregate ownership of the Series A Preferred Shares and/or ordinary shares. We and certain of our shareholders each have certain rights of first refusal and tag-along rights with respect to any proposed share transfers by any of our shareholders. In addition, certain of our shareholders have preemptive rights with respect to any issuance of equity securities by us. Under this agreement, we are required to obtain the consent of General Atlantic by virtue of its ownership of a majority of the Series A Preferred Shares to take certain actions, including, for example, the creation or issuance of any securities senior to or pari passu with our Series A Preferred Shares, any action that may harm or adversely affect the interests of holders of our Series A Preferred Shares, any declaration, distribution or payment of dividends, capital expenditures in excess of $0.5 million and any change in the size of our board of directors. This shareholder agreement will terminate automatically upon the completion of this offering.

Transactions with Certain Directors and Officers

We have entered into the following transactions with certain directors and officers.

On January 21, 2003, A-Max (HK) and Botany Investment Limited entered into a share transfer agreement in connection with the sale of A-Max (Zhaoqing) to Botany Investment. On the same day, at the request of Botany Investment, A-Max (HK), Botany Investment, Mr. Victor Chan, our chairman and chief executive officer, and Mr. Yu Xiao Dong, our director and chief operating officer, entered into a supplementary and guaranty agreement whereby Mr. Chan and Mr. Dong agreed, jointly and severally, to guarantee the accuracy of the representations and warranties and the performance of the obligations of A-Max (HK) to Botany Investment under the share transfer agreement. Mr. Chan and Mr. Dong did not receive any consideration from us in connection with the provision of these guarantees. The supplementary and guaranty agreement expired in 2005.

Mr. Chan and Mr. Dong have also guaranteed monthly payments pursuant to several leases that we have entered into for an automobile and certain manufacturing equipment. The aggregate remaining lease payments, under the equipment leases, total approximately $0.4 million.

Mr. Victor Chan made loans in an aggregate amount of $6.2 million to A-Max (HK) in the past to fund our working capital, the last of which was in 2001. The loans were non-interest bearing and payable on demand. The remaining outstanding balance was paid in full in June 2005.

Mr. Yu Xiao Dong made loans in an aggregate amount of $1.2 million to A-Max (HK) in the past to fund our working capital, the last of which was in 2003. The loans were non-interest bearing and payable on demand. The remaining outstanding balance was paid in full in January 2005.

Mr. Sin Just Wong, one of our directors, is also a director of SBI Crosby Limited. In November 2004, A-Max (HK) entered into an agreement with Crosby Capital Partners (Hong Kong) Limited and its affiliate, SBI Crosby Limited (collectively “Crosby”), pursuant to which Crosby provided certain financial advisory services to us in connection with the private placement of our Series A Preferred Shares. Such financial advisory services mainly related to assisting us in the preparation of certain marketing materials and identifying prospective investors, but did not include valuing the price of the Series A Preferred Shares. Under the terms of the agreement, A-Max (HK) agreed to pay Crosby an aggregate financial advisory fee of $40,000 and a success-based commission. The success-based commission for the private placement of our Series A Preferred Shares is approximately $0.5 million. The agreement terminated upon the completion of our sale of Series A Preferred Shares on June 17, 2005. As of June 30, 2005, A-Max (HK) had paid $15,000 to Crosby.

Transactions with E2-Capital (Holdings) Limited

Mr. Sin Just Wong, one of our directors and a 5.95% beneficial shareholder of our company (before giving effect to our issuance of Series A Preferred Shares), is a director and shareholder of E2-Capital. Mr. K.B. Fung, a 5.95% beneficial shareholder of our company (before giving effect to our issuance of Series A Preferred Shares), is also a director and shareholder of E2-Capital.

In 2004 and 2005, E2-Capital provided corporate guarantees in favor of certain commercial banks to secure banking facilities provided by those banks to A-Max (HK). The following table sets forth the amounts of the guarantees and the principal amounts of the underlying banking facilities.

Date of Guarantee	Amount of Guarantee	Bank	Amount of Bank Facilities
August 2004	$4.2 million	The Hongkong and Shanghai Banking Corporation Limited, or HSBC	$6.0 million
January 2005	$5.3 million	Hang Seng Bank Limited	$6.6 million
January 2005	$2.5 million	HSBC	$5.0 million
January 2005	$2.1 million	DBS Bank (Hong Kong) Limited	$1.7 million
January 2005	$1.8 million	HSBC	$6.0 million

As consideration for the August 31, 2004 guarantee, A-Max (HK) paid E2-Capital HK$660,000 ($84,917). As consideration for the remainder of the guarantees, A-Max (HK) agreed to pay a fee of 2% per annum to E2-Capital based on the monthly utilization of the banking facilities covered by those guarantees. As of June 30, 2005, we had incurred a total of $0.1 million in fees to E2-Capital based on the monthly utilization of the banking facilities covered by the guarantees. In addition, our directors Victor Chan and Yu Xiao Dong, pledged all of their shares that they beneficially own in our company to E2-Capital as security. All of these guarantees and the pledge of shares in connection therewith were released and terminated by the banks and E2-Capital in June 2005 prior to the consummation of the sale of our Series A Preferred Shares to General Atlantic in June 2005.

We entered into a lease agreement, dated October 15, 2004, with Lucky Happy Development Limited, an indirect wholly-owned subsidiary of E2-Capital, for the lease of our premises in Hong Kong. Our lease expires in October 2007. Our monthly rent under this lease agreement is approximately HK$36,000 ($4,615). Lucky Happy Development Limited transferred its ownership interest in our premises to a third party unaffiliated with E2-Capital by the end of June 2005.

NAPA Global Limited, a subsidiary of E2-Capital, is one of our customers. In 2004 and the six months ended June 30, 2005, our net sales to NAPA Global Limited were $0.4 million and $0.1 million, respectively. We enter into these transactions with NAPA Global Limited at prevailing market rates.

Share Incentives

See “Management — 2005 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 35016. We were incorporated on March 17, 2004 under the name A-Max Technology Limited. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Share Capital

As of the date hereof, our authorized share capital consists of 1,400,000,000 ordinary shares, with a par value of $0.00002 each, and 141,490,566 Series A Preferred Shares, with a par value of $0.00002 each. As of the date hereof, there are 749,900,000 ordinary shares issued and outstanding and 141,490,566 Series A Preferred Shares issued and outstanding. All of the issued and outstanding Series A Preferred Shares will automatically convert upon the completion of this offering into the number of ordinary shares equal to the sum of (i) the quotient of approximately $0.42, divided by the conversion price of approximately $0.42 per share, subject to adjustment for certain antidilution provisions, plus (ii) the quotient of the sum of the compounded and accrued dividends through the conversion date, divided by the initial public offering price per share. As of June 30, 2005, compounded and accrued dividends amounted to $59,000.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares. Upon the closing of this offering, we will adopt amended and restated bye-laws. The following are summaries of material provisions of our proposed amended and restated bye-laws and memorandum of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

Holders of ordinary shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of ordinary shares are entitled to one vote on a vote by a show of hands irrespective of the number of shares he holds and one vote per share on a vote by way of a poll on all matters submitted to a vote of holders of ordinary shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of ordinary shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.

Dividend Rights

Bermuda law does not allow a Bermuda company to declare of pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that the company is, or after the payment would be, unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of the company’s issued share capital and share premium accounts. The share capital represents the aggregate par value of the company’s issued shares, and the share premium account represents the aggregate amount paid for issued shares over and above their par value. The excess of the consideration paid on the issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. In the case of an exchange of shares, the excess value of the shares acquired over the nominal value of the shares being issued may be credited to a contributed surplus account of the issuing company. Share premium may be distributed in certain extremely limited circumstances, for example, to pay for unissued shares which may be distributed to shareholders as fully-paid bonus shares, but is otherwise subject to limitation and the provisions of the Companies Act relating to the reduction of share capital as if the share premium account were paid-up share capital of the company. In future years, the realizable value of our assets may decrease, thereby restricting our ability to pay dividends unless shareholders approve a resolution reducing our share premium account by transferring an amount to our contributed surplus account. Under our bye-laws, each ordinary share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Modification of Shareholder Rights

Subject to the rights granted to holders of certain classes of shares, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to ordinary shares will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to vary the rights attached to ordinary shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of ordinary shares may transfer the title to all or any of his ordinary shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Our bye-laws and Bermuda law provide that any action to be taken by us may be approved by a resolution passed by our shareholders at a general meeting of our shareholders or by the unanimous written consent of our shareholders. Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, at least seven days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of any other meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of our issued and outstanding voting shares.

Under Bermuda law, shareholders are permitted to bring other business before an annual or special general meeting of shareholders on compliance with the notice provisions in the company’s bye-laws.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by our board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement, proposed or otherwise, with us as required by Bermuda law, such director may be counted in the quorum for such meeting and may vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

Indemnification of Directors and Officers

Our bye-laws indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters our business objects may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or by the holders of not less in the aggregate than 20% of our debentures have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital authorized by sections 45 and 46 of the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment or who have given to the company, a statement in writing duly signed by him or them that he or they, having had notice, consents or consent to the alteration.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the ordinary shares will be maintained by Conyers Dill & Pearman in Bermuda.

Certain Provisions of Bermuda Law

We have been designated as non-resident of Bermuda for purposes of the Exchange Control Act, 1972 and, as such, are free to acquire, hold and sell foreign currency and securities without restriction.

We intend to apply for, and expect to receive, the consent of the Bermuda Monetary Authority to the issue and free transferability of all of the ordinary shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on the Nasdaq National Market. Certain issues and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Section 26 of the Companies Act 1981 of Bermuda. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility or shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares.    On March 25, 2004, we issued a total of 12,000 ordinary shares to the former owners of our BVI subsidiary, Techniques International. On April 2, 2004, we issued 2,998 Preference Shares to SIIS Multimedia (No. 1) Limited. These Preference Shares were later transferred to four shareholders who then converted them into ordinary shares on November 30, 2004.

Series A Preferred Shares.    On June 17, 2005, we issued and sold to General Atlantic an aggregate of 141,490,566 Series A Preferred Shares at a price of approximately $0.42 per share. All outstanding Series A Preferred Shares will automatically convert into 142,468,913 ordinary shares upon the completion of this offering, based in part on the completion date of this offering, which we estimate to be October 19, 2005, and the mid-point of the estimated range of the initial offering price.

Differences in Corporate Law

The Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act which materially differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors.    Bermuda law and our bye-laws provide that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which that director has an interest following a declaration of the interest pursuant to the Companies Act, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law such transaction would not be voidable if:

•	the material facts as to such interested director’s relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

•	such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction was specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•	the transaction was fair as to the corporation as of the time it was authorized, approved or ratified.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Indemnification of Directors.    We may indemnify our directors or officers or any person appointed to any committee by the board or any liquidator or trustee (if any) for the time being acting in their capacity in relation to any affairs of the company against all actions, costs, charges, losses, damages and expenses incurred or sustained by such person by reason of any act done, concurred in or omitted in or about in the conduct of our business, or in the discharge of his or her duties, provided that such indemnification shall not extend to any matter in which any of such persons has committed fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Amalgamations and Business Combinations.    The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Bermuda law provides that an amalgamation (other than an amalgamation with a wholly owned subsidiary or an amalgamation discussed in the following paragraph) must, unless otherwise provided in the bye-laws, be approved by at least 75% of the votes cast at a general meeting of our shareholders.

The Companies Act 1981 of Bermuda provides that in the case of an offer, or the offer, involving the transfer of shares in one company, or the subject company, to another company, or the transferee company, if the holders of not less than 90% of the shares of the subject company (not including the shares already held by the transferee company) have approved the offer within four months of the making of such offer, the transferee company may, within two months of the date on which such approval is obtained, give notice to the remaining dissenting shareholders to compulsorily acquire the shares held by them in the subject company unless on an application made by the dissenting shareholder within one month of the notice of compulsory acquisition by the transferee company, the Supreme Court of Bermuda thinks fit to order otherwise.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Certain Transactions with Significant Shareholders.    As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which such significant shareholder receives a financial benefit greater than that received by other shareholders with prior approval from our board of directors but without obtaining prior approval from our shareholders.

If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least a majority of our outstanding voting securities not owned by such interested shareholders to enter into a business combination (which, for this purpose, includes asset sales greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

Shareholders’ Suits.    The rights of shareholders under Bermuda law differ from the rights of shareholders in many United States jurisdictions. Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares and who did not vote in favor of the amalgamation may apply to the Supreme Court of Bermuda within one month of notice of the shareholders meeting to appraise the fair value of those shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Any member of a company who complains that the affairs of the company have been or are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the members, including himself, may petition the court, which may, if it is of the opinion that to wind up the company would unfairly prejudice that part of the members but that otherwise the facts would justify the making of a winding up order on just and equitable grounds, make such order as it thinks fit, whether for regulating the future conduct of the company’s affairs or for the purchase of shares of any members of the company by other members of the company or by the company itself, in which case the company’s capital shall be reduced accordingly, or otherwise. Bermuda law also provides that the company may be wound up by the Bermuda court, if the court is of the opinion that it is just and equitable to do so. Both these provisions are available to minority shareholders seeking relief from the oppressive conduct of the majority, and the court has wide discretion to make such orders as it thinks fit.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Registration Rights

We entered into a registration rights agreement in June 2005 with General Atlantic. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

At any time commencing 12 months after this offering, General Atlantic and those of its affiliates that are our shareholders will have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, except other than pursuant to a registration statement on Form F-4, S-4 or S-8, so long as the aggregate amount of securities to be sold under the registration statement exceeds $5 million. However, we are not obligated to effect any such demand registration if we have, within the six-month period preceding the demand, already effected a registration under the Securities Act or if General Atlantic and its affiliates had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if our board of directors determines there is a valid business reason to delay such filing. We are not obligated to effect such demand registrations on more than two occasions.

Form F-3 Registration Rights

When we become eligible to use Form F-3 or S-3, General Atlantic will have the right to request that we file a registration statement under Form F-3 or S-3. Such requests for registrations are not counted as demand registrations.

Piggyback Registration Rights

If, at any time after this offering, we propose to file a registration statement with respect to an offering for our own account, we must offer General Atlantic the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities, and shall bear the fees and expenses of their own counsel.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent 25 shares (or a right to receive 25 shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Bermuda law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. The exchange rate the depositary uses will be the market rate prevailing on the date on which the depositary enters into the currency exchange contract. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation — United States Federal Income Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, in so far as practical, subject to Bermuda law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to you

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

• $.02 (or less) per ADSs per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during that year)	• Depositary services

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

•	owns the shares or ADRs to he deposited,

•	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

•	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate; and

•	the depositary must be able to close out the pre-release on not more than five business days’ notice.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 6,500,000 ADSs representing approximately 15.9% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed to enter into lock-up agreements with the lead underwriter under which they will agree, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this Registration Statement becomes effective. See “Underwriting — No Sale of Similar Securities.” All of our outstanding ordinary shares, except for those sold in this offering, representing approximately 84.1% of our total outstanding ordinary shares immediately after the closing of this offering, will be subject to such lock-up restriction during the 180-day period. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 10.2 million ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or a written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Bermuda and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Bermuda tax law, it represents the opinion of Conyers Dill & Pearman, special Bermuda counsel to us.

Bermuda Taxation

Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital asset, gain or appreciation will be payable by an exempted company or its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the company held by non-residents of Bermuda. Furthermore, we have obtained from the Minister of Finance of Bermuda, an assurance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, that no such taxes shall be so applicable until March 28, 2016, although this assurance will not prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased or let to us or to persons ordinarily resident in Bermuda.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the U.S. federal income tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	traders in securities that elect the mark-to-market method of accounting for their securities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion; constructive sale or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that either (1) is subject to the supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to noncorporate U.S. Holders, including individual U.S. Holders, certain dividends received before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market. There can be no assurance that our ADSs or ordinary shares will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share in an amount equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. However, our actual PFIC status for the current taxable year ending December 31, 2005 will not be determinable until the close of the current taxable year and the application of the PFIC rules is subject to ambiguity in several respects. Accordingly, there is no guarantee that we will not be a PFIC for the current taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination as to whether we are a PFIC must be made each year. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs (other than the preferential rate applicable to qualified dividend income discussed above) would apply to distributions by us.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq National Market, or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will be listed on Nasdaq National Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.

In general, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are paid to you within the United States and in certain cases, outside the United States) may be subject to information reporting to the Internal Revenue Service, unless you are an exempt individual such as a corporation, and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number or and makes any other required certification of exempt status. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We, together with the selling shareholders, intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their names below.

U.S. Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS AG
Thomas Weisel Partners LLC
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total

The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $             per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to A-Max and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to A-Max	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

Over-allotment Options

We and the selling shareholders have granted options to the underwriters to purchase up to              additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 325,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

No Sale of Similar Securities

We and our executive officers, directors and all existing shareholders have agreed not to sell or transfer any of our ordinary shares or ADSs, other than the ADSs to be sold in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs,

•	file any registration statement under the Securities Act with respect to any of the foregoing, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADS whether any such swap or transaction is to be settled by delivery of shares, ADS or other securities, in cash or otherwise.

This lock-up provision applies to the ordinary shares and ADSs and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares or ADSs. It also applies to the ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq National Market

We expect the ADSs to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “AMAX”.

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative and the lead manager believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5.0% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may make short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and may purchase ADSs on the open market to cover positions created by short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional ADSs in the offering. The representatives may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the representatives will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The representatives must close out any naked short position by representatives purchasing ADSs in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the representatives, purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase ADSs in the open market to reduce the underwriters’ short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we, the selling shareholders nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates may, in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us.

Selling Restrictions

This prospectus does not constitute an offer of, or an invitation by or on behalf of, us, the selling shareholders or the underwriters to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. We, the selling shareholders and the underwriters require persons into whose possession this prospectus comes to observe the following restrictions.

United Kingdom.    Each underwriter has represented and agreed that (i) it will comply with all applicable laws and regulations implemented in the United Kingdom on the basis of Directive 2003/71/EC governing the issue, sale and offering of the ADSs, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us and (iii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) each underwriter has represented and agreed that it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospective Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Italy.    The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998

(or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (3) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (4) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements) (1) to an institutional investor or other person specified in Section 274 of the SFA; (2) to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Hong Kong.    The ADSs have not been offered or sold, and may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and (ii) no advertisement, invitation or document relating to the ADSs has been issued, or will be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and otherwise in compliance with the other relevant laws and regulations of Japan.

Bermuda.    We will not offer or sell any ordinary shares or ADSs to any member of the public in Bermuda.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$14,517
Nasdaq National Market Entry and Listing Fee	$100,000
National Association of Securities Dealers, Inc. Filing Fee	$15,500
Printing Expenses	$350,000
Legal Fees and Expenses	$1,150,000
Accounting Fees and Expenses	$850,000
Miscellaneous	$600,000

Total	$3,080,017

Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to Hong Kong law will be passed upon for us by Richards Butler and for the underwriters by Slaughter & May. Legal matters as to PRC law will be passed upon for us and for the underwriters by Haiwen & Partners. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Bermuda law, Richards Butler with respect to certain matters governed by Hong Kong law and Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2002, 2003 and 2004 included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of Deloitte Touche Tohmatsu given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 26/F., Wing On Centre, 111 Connaught Road Central, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless the context otherwise requires, in this prospectus,

•	“we,” “us,” “our company,” “our” and “A-Max” refer to A-Max Technology Limited and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares, “Series A Preferred Shares” refers to our Series A convertible preferred shares, “ADSs” refers to our American depositary shares, each of which represents 25 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	“$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong; and

•	“RMB” refers to the legal currency of China.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to 975,000 additional ADSs. This prospectus contains translations of certain H.K. dollar amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, all translations of H.K. dollars into U.S. dollars have been made at the noon buying rate in effect on June 30, 2005 in The City of New York for cable transfers of H.K. dollars as certified for customs purposes by the Federal Reserve Bank of New York, which rate was HK$7.7719 to $1.00. We make no representation that the H.K. dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all. On September 27, 2005, the noon buying rate was HK$7.7575 to $1.00.

A-MAX TECHNOLOGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of A-Max Technology Limited:

We have audited the accompanying consolidated balance sheets of A-Max Technology Limited and subsidiaries as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of A-Max Technology Limited and subsidiaries at December 31, 2002, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

May 31, 2005, except for Note 21 which is dated July 7, 2005

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data)

	Years ended December 31,
	2002		2003		2004
Net sales		$41,921		$39,388	$141,384
Cost of sales		(37,454)		(33,232)	(118,206)

Gross profit		4,467		6,156	23,178

Selling expenses		(1,507)		(1,722)	(2,926)
General and administrative expenses		(2,990)		(3,878)	(3,882)
Research and development expenses		(369)		(153)	(359)
Impairment on long-lived assets		(424)		—	—
Gain on disposal of subsidiaries and tradename (Note 3(b))		—		827	—

Operating income (loss)		(823)		1,230	16,011
Other income (Note 12)		249		466	120
Net unrealized losses on investment securities		—		—	(19)
Impairment on investments		—		—	(179)
Interest income		3		4	15
Interest expense		(545)		(401)	(649)

Income (loss) before income taxes		(1,116)		1,299	15,299
Provision for income taxes (Note 14)		(93)		(165)	(2,568)

Net income (loss)		$(1,209)		$1,134	$12,731

Basic earnings (loss) per share		$(0.0020)		$0.0019	$0.0207

Diluted earnings per share	$	N/A	$	N/A	$0.0179

Shares used in computation of: (Note 11)
Basic earnings (loss) per share		600,000,000		600,000,000	613,150,000

Diluted earnings per share		N/A		N/A	712,550,000

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	December 31,
	2002	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$409	$1,710	$7,081
Investment securities (Note 7)	911	1,068	948
Accounts receivable, less allowance for doubtful receivables of $400, $1,401 and $1,588 at December 31, 2002, 2003 and 2004, respectively	6,412	8,394	43,262
Inventories (Note 4)	6,056	7,131	25,604
Pledged bank deposit	703	906	356
Prepaid expenses and other current assets	1,355	990	2,784

Total current assets	15,846	20,199	80,035

Other investments (Note 6)	—	179	—
Property, plant and equipment, net (Note 5)	3,951	2,480	4,685
Other assets	58	572	442

Total assets	$19,855	$23,430	$85,162

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$256	$25	$270
Borrowings (Note 8)	8,491	13,429	32,819
Accounts payable	5,891	4,985	30,025
Accrued expenses and other payables	2,333	860	2,898
Capital lease obligations — current portion (Note 9)	186	438	399
Amount due to a director	2,739	2,654	1,430
Income taxes payable	102	78	2,546

Total current liabilities	19,998	22,469	70,387

Capital lease obligation — non current portion (Note 9)	—	418	18
Deferred income taxes	27	41	121

Total liabilities	20,025	22,928	70,526

Shareholders’ (deficit) equity:
Ordinary shares (authorized shares of $0.00002 par value — 2002, 2003 and 2004: 1,400,000,000 shares) Issued and outstanding shares — 2003 and 2002: 600,000,000 shares and 2004: 749,900,000 shares) (Note 21)	12	12	15
Additional paid-in capital	5,866	5,866	7,298
Retained earnings (accumulated deficit)	(6,080)	(4,946)	7,749
Accumulated other comprehensive income (loss)	32	(430)	(426)

Total shareholders’ (deficit) equity	(170)	502	14,636

Total liabilities and shareholders’ equity	$19,855	$23,430	$85,162

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share and per share data)

	Ordinary share capital		Convertible preference share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total
	Share	$	Share	$	$	$	$	$
At January 1, 2002	600,000,000	12	—	—	5,866	216	(4,871)	1,223
Translation adjustment	—	—	—	—	—	(184)	—	(184)
Net loss	—	—	—	—	—	—	(1,209)	(1,209)

At December 31, 2002	600,000,000	12	—	—	5,866	32	(6,080)	(170)
Translation adjustment	—	—	—	—	—	(143)	—	(143)
Eliminated on disposal of subsidiaries	—	—	—	—	—	(319)	—	(319)
Net profit	—	—	—	—	—	—	1,134	1,134

At 31 December, 2003	600,000,000	12	—	—	5,866	(430)	(4,946)	502
Issue of preference shares	—	—	149,900,000	3	1,432	—	—	1,435
Conversion of preference shares	149,900,000	3	(149,900,000)	(3)	—	—	—	—
Net profit	—	—	—	—	—	—	12,731	12,731
Translation adjustment	—	—	—	—	—	4	—	4
Dividends paid	—	—	—	—	—	—	(36)	(36)

At December 31, 2004	749,900,000	15	—	—	7,298	(426)	7,749	14,636

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$(1,209)	$1,134	$12,731

Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Gain on disposal of investment securities	—	(20)	(5)
Impairment on unlisted investments	—	—	179
Proceeds on disposal of investment securities	—	534	104
Purchase of investment securities	—	(848)	—
Depreciation of property, plant and equipment	671	355	649
Impairment on long-lived assets	424	—	—
Net unrealized losses on investment securities	—	—	19
Gain on disposal of subsidiaries and tradename	—	(827)	—
Loss on disposal of property, plant and equipment	1	—	6
Allowance for doubtful receivables, net	(13)	1,054	247
Amortization of land use right	2	—	—
Decrease (increase) in inventories	650	(1,430)	(18,473)
Increase in accounts receivable	(2,459)	(5,250)	(35,050)
(Increase) decrease in prepaid expenses and other current assets	(858)	365	(1,794)
Increase in accounts payable	1,823	2,392	25,040
Increase (decrease) in accrued expenses and other payables	1,071	(1,473)	2,038
Increase (decrease) in income taxes payable	136	(25)	2,468
Increase (decrease) in deferred income taxes	(14)	14	80

Total adjustments	1,434	(5,159)	(24,492)

Net cash from (used in) operating activities	$225	$(4,025)	$(11,761)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(194)	$(1,459)	$(2,855)
Net cash received from disposal of subsidiaries and tradename	—	987	64
Proceeds from disposal of property, plant and equipment	1	—	—
(Decrease) increase in pledged bank deposit	(97)	(204)	550

Net cash used in investing activities	$(290)	$(676)	$(2,241)

Cash flows from financing activities:
Proceeds from bank loans	$2,911	$37,922	$155,690
Repayment to a director	(205)	(82)	(1,224)
Repayment of capital lease obligation	(191)	(432)	(439)
Proceeds from (repayment of) other loans	428	(275)	(248)
Repayment of bank loans	(2,998)	(34,508)	(138,121)
(Decrease) increase in bank overdraft	(27)	(231)	245
Issue of shares	—	—	1,435
Net (payments for) proceeds from discounted bills with recourse	(366)	3,747	2,036
Cash dividend paid	—	—	(36)

Net cash (used in) from financing activities	$(448)	$6,141	$19,338

Effect of foreign exchange rate changes	$(190)	$(139)	$35

Net (decrease) increase in cash and cash equivalents	$(703)	$1,301	$5,371
Cash and cash equivalents at beginning of year	1,112	409	1,710

Cash and cash equivalents at end of year	$409	$1,710	$7,081

Supplemental schedule of cash flow information:
Interest paid	$(545)	$(401)	$(564)
Income taxes refunded (paid), net	30	(176)	(28)

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

1.    Company Information

A-Max Technology Limited was incorporated on March 17, 2004 as an exempted company with limited liability in Bermuda under the Companies Act 1981 of Bermuda.

A-Max Technology Limited (the “Company” or “A-Max”) and its consolidated subsidiaries, including its variable interest entity (collectively the “Group”), are principally engaged in the provision of total solutions to global brand name companies in the portable digital audio industry and the consumer products retail chains. As of December 31, 2004, substantially all of its business was conducted through subsidiaries in which the Company indirectly holds a 100% interest, collectively the “operating subsidiaries”. The Company holds its interests in the operating subsidiaries indirectly through Techniques International Limited (“Techniques”), which is wholly owned by the Company and incorporated in the British Virgin Islands (“BVI”).

Pursuant to a reorganization effected to rationalize the structure of the Group, the Company issued shares in exchange for the entire issued share capital of Techniques and as a result of this share exchange between entities under common control, became the holding company of the Group on March 24, 2004. This transaction has been accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of A-Max and its subsidiaries for all the periods presented in a manner similar to the pooling-of-interests method. All significant intercompany transactions and balances have been eliminated on consolidation.

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)    Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity date of three months or less at the date of purchase.

The Company’s cash equivalents consist of short term deposits with various banks.

(c)    Investment securities

Investment securities are primarily comprised of equity funds, which the Company has classified as trading securities. Securities classified as trading securities are stated at fair value with unrealized gains and losses credited or charged to the consolidated statement of operations. Realized gains and losses on the sale of the trading securities are determined using the specific-identification method and are reflected in other income (expenses).

(d)    Inventory

Inventory is stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(e)    Pledged deposits

As of December 31, 2002, 2003 and 2004 the Company had certain fixed rate deposits of $703, $906 and $356, respectively. These deposits were pledged to various banks to secure certain banking facilities of the Company.

(f)    Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed using the straight-line method over the estimated lives of assets as follows:

Classification	Years
Property	20 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 years
Production equipment	5 to 10 years
Motor vehicles	5 years
Moulds	3 years

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

(g)    Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred. As of December 31, 2002, the Company recorded an impairment charge of $424, based on the estimated selling price of Zhaoqing A-Max Technology (China) Limited (see Note 3(b)).

(h)    Revenue recognition

The Company recognizes revenue based on firm customer orders with fixed terms and conditions, including price. The Company recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Company meets these criteria at the point of shipment, for shipments which are made with FOB shipping point terms, and upon delivery, for shipments which are made with FOB destination terms. The Company does not provide its customers with price protection and only provides the right of return or subsequent rebates for defective goods in connection with its warranty policy. For selected customers, the Company ships, without charge, extra units of its products equivalent to 1% of the units ordered by the customer. The intent of shipping the extra units is to cover any warranty issues that may arise, benefit both the Company and its customers by avoiding additional shipping and handling costs that would be associated with returns under warranty and enhance customer satisfaction. The cost of these extra units is included in cost of sales at the point of initial revenue recognition for the order. The costs of the Company’s warranty policy to date, including the cost of extra units, for the year ended December 31, 2002, 2003 and 2004 were $234, $172 and $561, respectively.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(i)    Shipping and handling costs

Shipping and handling costs are classified as cost of sales for costs incurred for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the years ended December 31, 2002, 2003, and 2004, shipping and handling costs classified as costs of sales were $182, $272 and $248, respectively. During the years ended December 31, 2002, 2003 and 2004, shipping and handing costs classified as selling expenses were $736, $831 and $1,618, respectively.

(j)    Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products, and are expensed as incurred.

(k)    Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $99, $164 and $165 for the years ended December 31, 2002, 2003 and 2004, respectively, and are classified as selling expenses.

(l)    Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans (see Note 13) are expensed as incurred.

(m)    Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(n)    Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(o)    Earnings per share

Basic earnings per share is computed by dividing net income, adjusted for dividends paid to preference shareholders, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(p)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q)    Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.

(r)    Fair value disclosures

The carrying amounts of cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued expenses and other payables approximate their fair values due to the short term nature of these instruments.

(s)    Concentration of risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(t)    Variable interest entity

On December 2, 2004, the Company provided capital for funding the start-up operations of an entity in exchange for a 6% convertible promissory note due December 2, 2006. The employees of the entity own 100% of its equity interests. The principal business activity of the entity is to promote portable digital consumer products. The Company has consolidated the entity since its inception, based on the Company’s determination that it is the entity’s primary beneficiary.

(u)    Recent changes in accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus in EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company’s financial position, results of operations or cash flows.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. As of December 31, 2004, the Company does not have any share based payments and has not yet determined which methodology it will adopt.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

3.    Investment in Subsidiaries

(a)    Subsidiaries

Particulars regarding the legal subsidiaries as of each balance sheet date are as follows:

Name of company	Place of establishment and operation	Percentage of ordinary share/ registered capital held by the Company at December 31,			Principal activities
		2002	2003	2004
Techniques International Limited	BVI	—	100%	100%	Investment holding and provision of management, sales and administrative support services

A-Max Technology Company Limited	Hong Kong	100% (note)	100% (note)	100% (note)	Provision of total solutions and trading and development of portable multimedia computer related consumer electronic products

A-Max Technology GmbH	Germany	100% (note)	100% (note)	100% (note)	Trading and development of portable multimedia computer-related consumer electronic products

A-Max Technology B.V.	Netherlands	100% (note)	—	—	Trading and development of portable multimedia computer-related consumer electronic products
A-Max Technology (International) Company Ltd.	BVI	100% (note)	—	—	Subletting of properties and investment holding

(“Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited”)	People’s Republic of China (“PRC”)	—	100% (note)	100% (note)	Design and manufacture of portable multimedia computer-related consumer electronic products

(“Zhaoqing A-Max Technology (China) Limited”)	PRC	100% (note)	—	—	Design and manufacture of portable multimedia computer-related consumer electronic products

Note:

The subsidiary was indirectly held by the Company as at balance sheet dates.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(b)    Disposals

In January and December 2003, the Company disposed of certain subsidiaries together with a tradename to third parties for total cash consideration of $1,260 at a total gain of $827. Sales and loss generated from the two subsidiaries for the year ended December 31, 2003 were $6,563 and $11 respectively. The net cash inflow for the year ended December 31, 2003 arising from the disposal of subsidiaries and tradename amounted to $987, which represents the cash consideration of $1,260, less cash on-hand at one of the subsidiaries of $273.

(c)    Establishment of subsidiary

In March 2003, the Company established (Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited) in the PRC. The principal activity is design and manufacture of portable multimedia computer-related consumer electronic products.

4.    Inventories

Inventories consist of the following:

At December 31,	2002	2003	2004
Raw materials	$3,137	$4,464	$12,105
Work-in-progress	531	776	8,611
Finished goods	2,388	1,891	4,888

	$6,056	$7,131	$25,604

5.    Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

At December 31,	2002	2003	2004
Property	$2,629	$—	$—
Furniture and fixtures	64	29	14
Office equipment	749	549	944
Leasehold improvements	117	170	120
Production equipment	2,844	2,040	3,596
Motor vehicles	80	14	184
Moulds	373	635	1,255

Total	6,856	3,437	6,113
Less: Accumulated depreciation and amortization	(2,905)	(957)	(1,428)

Net book value	$3,951	$2,480	$4,685

6.    Other Investments

At December 31,	2002	2003	2004
Cost method investment	$—	$179	$—

As of December 31, 2004, the Company conducted an analysis of its investment representing 11.11% of a private company incorporated in Korea. Based on evaluation of the financial performance of the investment, the Company recorded a full impairment of the investment at the balance sheet date.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

7.    Investment Securities

Investment securities represent investment in securities with readily determinable fair market values and original maturities in excess of three months. The investments are categorized as trading securities and are reported at fair value, with changes in fair value recorded in consolidated net income (loss). The cost of securities held at December 31, 2002, 2003 and 2004 were $911, $1,068 and $967, respectively. As of December 31, 2002, 2003 and 2004, the market value of such securities was $911, $1,068 and $948, respectively. Included in the determination of net income (loss) for the years ended December 31, 2002, 2003 and 2004 were net realized losses of nil and unrealized losses of nil, net realized gains of $20 and unrealized losses of nil; and, net realized gains of $5 and net unrealized losses of $19, respectively.

As of December 31, 2002, 2003 and 2004, the investment securities balance of $911, $1,068 and $627, respectively, was pledged as collateral for certain of the Company’s credit facilities.

8.    Borrowings and Banking Facilities

The Company has credit facilities with various banks representing trade acceptances, import and factoring facilities, equipment purchases and overdrafts. As of December 31, 2002, 2003 and 2004, these facilities totaled $6,035, $8,124 and $31,534, of which $1,693, $333 and $6,139 respectively were unused. The funds borrowed under these facilities are generally repayable within 60 to 100 days. Interest rates are generally based on either the banks’ Hong Kong Interbank Offered Rate plus 1.5% per annum or Singapore Interbank Offered Rate plus 1.5% per annum, and the credit lines are normally subject to annual review and renewal. The weighted average interest rates on the import and factoring loans as of December 31, 2002, 2003 and 2004 were 4.5%, 4.0%, and 4.0%, respectively. The banking facilities are secured by guarantees given by E2-Capital (Holdings) Limited, whose controlling shareholders are also shareholders of the Company, and joint and several guarantees provided by Mr. Dong Yu Xiao and Mr. Chan Hok Yiu, Victor, bank deposits, and certain investment securities.

At December 31,	2002	2003	2004
Import and factoring loan	$4,342	$7,791	$25,395
Discounted bills with recourse	1,539	5,286	7,320
Other loans	2,610	352	104

	$8,491	$13,429	$32,819

At December 31, 2002, 2003 and 2004, included in the accounts receivable were receivables of $1,539, $5,286 and $7,320 respectively, pledged for securing the discounted bills with recourse. The Company has signed factoring agreements with certain financial institutions which allow the Company to obtain financing, for certain customers, from such financial institutions at an amount equal to a proportion of the receivable’s balance, generally up to 80%. The financial institutions have full recourse against the Company for any bad debts. Payment terms under these agreements are generally 60 days to 90 days. The finance charge for such factoring agreements are typically at SIBOR plus 1.5% per annum.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

9.    Capital Lease Obligations

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of December 31, 2002, 2003 and 2004 related to certain equipment, which amounted to $186, $856 and $417, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2004 are as follows:

2004
Period ending December 31,:
2005	$411
2006	18

Total minimum lease payments	$429
Less: amounts representing interest	(12)

Present value of minimum lease payments	$417
Current portion	(399)

Non-current portion	$18

10.    Capital Structure

As of December 31, 2004, the Company had one class of ordinary shares issued and outstanding.

In connection with the legal reorganization between entities under common control as described in Note 1, the Company issued 600,000,000 ordinary shares on a pro-rata basis to the shareholders of Techniques in exchange for 100% of the outstanding shares of Techniques and, accordingly, all share and per share data have been restated to give retroactive effect to this transaction in a manner similar to a pooling of interest.

In April 2004, the Company raised capital through the issuance of 149,900,000 preference shares through a private placement at a price of $0.0096 per share for a total consideration of $1,435. The preference shares were entitled to a cumulative dividend of 5% per annum, a liquidation preference, and were convertible into ordinary shares on a 1-for-1 basis. All preference shares were converted into ordinary shares of the Company on November 30, 2004.

11.    Earnings (Loss) Per Share

The calculations of basic earnings (loss) per share and diluted earnings per share are computed as follows:

Year ended December 31,	2002	2003	2004
Income (loss) for the year	$(1,209)	$1,134	$12,731
Dividends on preference shares	—	—	(36)

Income (loss) available to ordinary shareholders	$(1,209)	$1,134	$12,695

Weighted average number of ordinary shares for the calculation of basic earnings (loss) per share	600,000,000	600,000,000	613,150,000
Effect of dilutive potential ordinary shares: Convertible preference shares	N/A	N/A	99,400,000

Weighted average number of ordinary shares for the purposes of diluted earnings per share	N/A	N/A	712,550,000

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

12.    Other Income

Year ended December 31,	2002	2003	2004
Exchange gain	$232	$393	$9
Gain on disposal of investment securities	—	20	5
Others	17	53	106

	$249	$466	$120

13.    Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent to the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% of the employee’s relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contributions to the staff retirement plans in Hong Kong and the PRC amounted to $25, $22 and $22 for the years ended December 31, 2002, 2003 and 2004, respectively.

14.    Income Taxes

The components of income taxes are as follows:

Year ended December 31,	2002	2003	2004
Hong Kong	$93	$165	$2,568

Under the current Bermuda law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in the BVI are exempted from income taxes.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the statutory rate of taxation of 16% for 2002 and 17.5% for 2003 and 2004 to the estimated taxable income earned in or derived from Hong Kong during the relevant period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the rate of 16% for 2002 and 17.5% for 2003 and 2004, being the enacted Hong Kong statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC is currently 33% (30% state tax and 3% local tax). However, because Shenzhen A-Max Technology (China) Limited is located in

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

Shenzhen and is involved in manufacturing operations, the subsidiary qualifies for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax. Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. The first profit making year was 2004 and as a result, the last year for which the Company will benefit from this tax holiday will be the fiscal year ending December 31, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

Year ended December 31,	2002	2003	2004
Income tax
Current year	$103	$159	$2,490
Under (over) provision in prior year	4	(9)	—
Deferred tax
(Credit) charge for the year	(14)	13	78
Effects change in tax rate	—	2	—

	$93	$165	$2,568

The Company’s deferred tax assets and liabilities as of December 31, 2002, 2003 and 2004 are attributable to the following:

December 31,	2002	2003	2004
Deferred tax liabilities:
Accelerated tax depreciation	$27	$41	$121

Deferred tax assets:
Net operating loss	$811	$346	$307
Valuation allowance	(811)	(346)	(307)

	$—	$—	$—

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that the deferred tax assets will be realized, a full valuation allowance has been established at balance sheet dates.

At December 31, 2002, 2003 and 2004, the Company had net operating loss carryforwards of $4,002, $969 and $903 respectively. As of December 31, 2003, the Company’s PRC subsidiary had tax losses of approximately $95 that will expire five years from the respective financial years incurring the losses. Other losses may be carried forward indefinitely.

At December 31, 2002, 2003 and 2004, net operating loss carryforwards attributable to A-Max Technology GmbH were $774, $874 and $808, respectively. Tax losses may be carried forward indefinitely.

No income tax arose in the United States of America in any of the periods presented.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income (loss) before income taxes in the consolidated statements of operations is as follows:

Year ended December 31,	2002	2003	2004
Income (loss) before income taxes	$(1,116)	$1,299	$15,299
Hong Kong Profits Tax rate	16%	17.5%	17.5%
Income tax expense at Hong Kong tax rate on income (loss) before income tax	$(179)	$227	$2,677
Effect of income (loss) for which no income tax benefit/expense is receivable/payable	86	(7)	137
Effect of change in tax rate	—	2	—
Valuation allowance	216	17	—
Reversal of valuation allowance	(11)	(9)	(21)
Overprovision for income tax expense in prior years	—	(9)	—
Underprovision of income tax expense in prior years	4	—	—
Effect of different tax rates of operations in other jurisdictions	—	(17)	(233)
Other	(23)	(39)	8

	$93	$165	$2,568

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $184 in the year ended December 31, 2004 (representing a decrease in the basic and diluted earnings per share of $0.0003 for the year ended December 31, 2004).

15.    Commitments and Contingencies

(a)    Lease commitments

Rental expense under operating leases was $422, $205 and $307 in the years ended December 31, 2002, 2003 and 2004, respectively.

At December 31, 2004, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,
2005	$1,162
2006	1,020
2007	860
2008	37
2009	24
2010 and thereafter	—

$3,103

(b)    Capital commitments

At December 31, 2004, the Company had the following outstanding capital commitments:

Capital expenditure for property, plant and equipment	$624

16.    Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s FIEs, the Company’s subsidiaries in the PRC other than Hong Kong are required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

enterprises (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately $183 is not available for distribution as of December 31, 2004.

17.    Operations by Geographical Area

The Company currently operates in one reportable segment, the provision of IDS solutions, which includes the design and manufacture of portable multimedia computer related consumer electronic products for global brand name companies in the portable digital audio industry and the consumer products retail chains. The Company’s chief operating decision maker is the CEO.

Geographic information of the Group is as follows:

Year ended December 31,	2002	2003	2004
Net sales to customers by geographical area based on the destination of shipments:
— Europe
— Germany	$5,070	$7,900	$23,082
— Netherlands	5,527	6,853	3,880
— Luxembourg	—	—	17,115
— United Kingdom	588	377	17,190
— France	—	1,990	16,608
— Others	83	193	133
— United States	9,293	3,965	25,092
— Asia (excluding Japan)	21,000	17,812	25,023
— Japan	—	—	11,619
— Others	360	298	1,642

Total net sales	$41,921	$39,388	$141,384

As at December 31,	2002	2003	2004
Long-lived assets by geographical area:
— PRC, excluding Hong Kong	$3,638	$2,079	$3,699
— Hong Kong	273	339	928
— Others	40	62	58

Total long-lived assets	$3,951	$2,480	$4,685

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

18.    Major Customers

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2002	2003	2004
A	12%	13%	—
B	11%	—	—
C	11%	—	—
D	—	—	27%
E	—	—	15%
F	—	—	10%
G	—	10%	—
Others	66%	77%	48%

	100%	100%	100%

19.    Related Party Transactions

During the three years ended December 31, 2004, the Company received loans from a director of the Company for working capital purposes. The loans are non-interest bearing and are payable on demand. Outstanding balances payable on demand were $2,739, $2,654 and $1,430 as of December 31, 2002, 2003 and 2004, respectively.

During the three years ended December 31, 2004, the Company received loans from a shareholder of the Company for working capital purposes. The loans are non-interest bearing and are payable on demand. Outstanding balances payable on demand were $319, $92 and $104 as of December 31, 2002, 2003 and 2004, respectively.

Certain shareholders of the Company have also guaranteed the capital lease payments disclosed in Note 9.

During the year ended December 31, 2004, the Company obtained guarantees from E2-Capital Holdings Ltd. (“E2-Capital”), a listed company in Hong Kong, in connection with obtaining certain banking facilities in an aggregate amount of approximately $4,230. The transaction is a related party transaction as certain substantial shareholders of E2-Capital are also shareholders of the Company. Under the terms of the guarantee agreement, the Company is required to pay a one-time fee of $85. Additionally, the shares held in the Company by two shareholders, have been provided as collateral to E2-Capital under the guarantee agreement. Under the listing rules of the Stock Exchange of Hong Kong Limited, the transaction was required to be approved and has been approved by the independent shareholders of E2-Capital.

During the year ended December 31, 2004, A-Max Technology Company Limited (“A-Max (HK)”) entered into an agreement with Crosby Capital Partners (Hong Kong) Limited and its affiliate SBI Crosby Limited (collectively “Crosby”), under which Crosby is to provide certain financial advisory services to the Company. Such financial advisory services mainly relate to assisting the Company in the preparation of certain marketing materials and to identify and assist in certain negotiations with prospective investors. The transaction is a related party transaction as a director of the Company is also a director of Crosby. Under the terms of the agreement, A-Max (HK) agrees to pay Crosby an aggregate financial advisory fee of $40 and a success-based commission. The success-based commission for the Series A Preference Shares is expected to be approximately $500. See Note 21. During the year ended December 31, 2004, A-Max (HK) paid $15 to Crosby with the remaining balance of $25 payable in cash upon the completion of the transaction.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

During the year ended December 31, 2004, the Company’s sales to NAPA Global Limited, a subsidiary of E2-Capital, amounted to $417 (2003 and 2002: nil). As of December 31, 2004, the amount due from NAPA Global Limited amounted to $417.

During the year ended December 31, 2004, one of the Company’s operating subsidiaries entered into a tenancy agreement with Lucky Happy Development Limited, which is an indirectly wholly-owned subsidiary of E2-Capital, for the purpose of the Hong Kong office premise. The rent paid during the year ended December 31, 2004 amounted to $8. The rent period is for three years with a monthly rent of $5 such that the required minimum rent payment at December 31, 2004 are as follows:

Year ending December 31,
2005	$56
2006	56
2007	43

$155

20.    Contingency

On March 30, 2005, the Company received a settlement offer from legal counsel representing a former customer which filed a complaint with the Bankruptcy Court in the United States District Court, North District of California on July 24, 2003 to recover certain amounts which may be deemed to be “preferential transfers”, pursuant to Chapter 11 of the Bankruptcy Code. The maximum potential claims under this complaint is approximately $2,000 based on payments received by A-Max from this customer within 90 days before the customer’s bankruptcy filing. The Company believes that these payments were made in the normal course of business and should not be deemed to be preferential and will defend its rights vigorously. However, litigation is subject to many uncertainties, and the outcome of litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of this matter will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company.

At December 31, 2004, the Company has outstanding balance due from this customer of approximately $677, which the Company has fully provided for.

21.    Subsequent Events

In January 2005, the Company obtained additional guarantees from E2-Capital in connection with obtaining certain banking facilities in an amount of approximately $11,590. The transaction is a related party transaction, as certain substantial shareholders of E2-Capital are also shareholders of the Company. Under the terms of the guarantee agreement, the Company is required to pay a fee of 2% per annum to E-2 Capital based on the monthly utilization of the banking facilities. During the quarter ended March 31, 2005, the Company paid $41 in such fees to E2-Capital.

In June 2005, the Company terminated certain guarantees that previously obtained from E2-Capital in connection with obtaining certain banking facilities in an amount of approximately $15,820.

On June 17, 2005, the Company approved a 50,000-for-1 stock split on all ordinary shares and changed the par value of its ordinary shares to $0.00002. Prior to the 50,000-for-1 stock split which became effective as of June 17, 2005, there were 28,000 ordinary shares with a par value of $1.00 authorized and 12,000, 12,000 and 14,998 ordinary shares issued and outstanding at December 31, 2002, 2003 and 2004, respectively. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the stock split.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

Series A Preferred Shares

On May 27, 2005, the Company entered into a share subscription agreement pursuant to which the Company has agreed to sell 141,490,566 Series A Convertible Participating Redeemable Preferred Shares, par value $0.00002 per share (“ Series A Preferred Shares”) to certain investors for an aggregate issue price of $60,000, which will represent a per share price of approximately $0.42. The Series A Preferred Shares were issued on June 17, 2005.

The key terms of the Series A Preferred Shares are as follows:

Dividends.    The holders of Series A Preferred Shares shall be entitled to receive dividends at an annual rate of 3%, calculated on the basis of a 365-day year, which shall accrue on a daily basis from the date of issuance, whether or not declared. Accrued and unpaid dividends shall not be paid in cash but instead shall compound and be added, on a quarterly basis on March 31, June 30, September 30 and December 31 of each year.

Conversion.    Each holder of Series A Preferred Shares shall be entitled to convert at any time and from time to time, subject to the automatic conversion terms, any or all of such holder’s Series A Preferred Shares. The number of ordinary shares to be received upon conversion is equal to the product of the number of Series A Preferred Shares being so converted multiplied by the quotient of the sum of the compounded and accrued dividends through the conversion date, divided by the conversion price of $0.42405641 per share, subject to adjustment for certain antidilution adjustments.

Automatic Conversion.    Immediately upon the completion of a qualifying underwritten initial public offering (“IPO”), each Series A Preferred Share shall automatically be converted, with no further action required to be taken by the Company or the holder thereof, into the number of ordinary shares equal to the subscription price of $0.42405641, divided by the conversion price of $0.42405641 per share subject to adjustment for certain antidilution provisions, plus the quotient of the sum of the compounded and accrued dividends through the conversion date, divided by the IPO price.

Voting rights.    Each Series A Preferred Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Preferred Shares is then convertible. In addition, subject to certain threshold shareholding amounts, the Series A Preferred shareholders shall be entitled to elect one member to the Board of Directors of the Company. In addition, the Board of Directors of the Company and the shareholders of the Company shall not, without the prior affirmative vote or written consent of the holder(s) of more than 50.0% of the Series A Preferred Shares, approve, consent to or ratify certain specified corporate actions including the incurrence of any indebtedness, in the aggregate, above $5,000 and capital expenditures in excess of $500.

Redemption.    Beginning on the fourth anniversary of the original issue date of the Series A Preferred Shares, upon the request of holders of a majority of the then-outstanding Series A Preferred Shares, the Company shall redeem for cash all Series A Preferred shares. The redemption price shall be determined by the sum of an amount equal to the original subscription price and all accrued dividends as of the redemption date, plus any additional amount which may be required such that the per annum return on the subscription price yields a compounded annual rate of return, net of withholding taxes, of 10% to the Series A Preferred shareholders as of the redemption date.

Antidilution provisions.    In the event that the Company shall issue additional options, warrants, convertible securities and ordinary shares without consideration or for a consideration per share less than the applicable conversion price in effect, the conversion price shall be reduced, concurrently with such issue, to a new price.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

Earnings Adjustment.    In the event the Company’s 2005 net income, as stipulated in the agreement, is less than certain predefined amounts, the conversion price, then in effect, shall be reduced.

Liquidation preference.    In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares the amount of the subscription price plus all compounded and accrued dividends as of the liquidation date, and after the distribution and payment, if assets remain in the Company, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of Series A Preferred Shares and the holders of ordinary shares pro rata based on the number of ordinary shares held by each (assuming the conversion of Series A Preferred Shares).

[THIS PAGE INTENTIONALLY LEFT BLANK]

A-MAX TECHNOLOGY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED

JUNE 30, 2004 AND 2005

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share data)

	Unaudited Six months ended June 30,
	2004	2005
Net sales	$29,777		$127,847
Cost of sales	(26,745)		(112,125)

Gross profit	3,032		15,722

Selling expenses	(751)		(2,602)
General and administrative expenses	(1,221)		(3,557)
Research and development expenses	(102)		(213)

Operating income	958		9,350
Other income (Note 12)	24		246
Net unrealized (losses) gain on investment securities	(44)		5
Interest income	13		149
Interest expense	(258)		(639)

Income before income taxes	693		9,111
Provision for income taxes (Note 14)	(156)		(1,798)

Net income	$537		$7,313

Basic earnings per share	$0.0009		$0.0095

Diluted earnings per share	$0.0008	$	N/A

Shares used in computation of: (Note 11)
Basic earnings per share	600,000,000		749,900,000

Diluted earnings per share	674,535,912		N/A

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share data)

	Unaudited June 30,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$2,666	$57,491
Investment securities (Note 7)	923	953
Accounts receivable, less allowance for doubtful receivables of $1,401 and $438 at June 30, 2004 and 2005, respectively	9,590	31,792
Inventories (Note 4)	10,966	24,252
Pledged bank deposit	757	259
Prepaid expenses and other current assets	1,945	3,204

Total current assets	26,847	117,951
Other investments (Note 6)	179	—
Property, plant and equipment, net (Note 5)	2,513	7,131
Other assets	572	58

Total assets	$30,111	$125,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$49	$3
Borrowings (Note 8)	12,204	14,496
Accounts payable	10,518	21,503
Accrued expenses and other payables	1,800	2,646
Capital lease obligations — current portion (Note 9)	447	179
Amount due to a director	2,163	—
Income taxes payable	202	4,349

Total current liabilities	27,383	43,176
Capital lease obligation — non current portion (Note 9)	191	—
Deferred income taxes	47	119

Total liabilities	27,621	43,295

Mezzanine equity:
Series A preferred shares (authorized shares of $0.00002 par value — June 30, 2004: nil and June 30, 2005: 141,490,566 shares)	—	60,059
Shareholders’ equity:
Ordinary shares (authorized shares of $0.00002 par value — June 30, 2004 and 2005: 1,400,000,000 shares)
Issued and outstanding shares (June 30, 2004: 600,000,000 shares and June 30, 2005: 749,900,000 shares)	15	15
Additional paid-in capital	7,298	7,298
Retained earnings (accumulated deficit)	(4,409)	15,003
Accumulated other comprehensive loss	(414)	(530)

Total shareholders’ equity	2,490	21,786

Total liabilities and shareholders’ equity	$30,111	$125,140

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In thousands of US dollars, except share and per share data)

	Ordinary share capital		Convertible preference share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total
	Share	$	Share	$	$	$	$	$
At January 1, 2004	600,000,000	12	—	—	5,866	(430)	(4,946)	502
Issue of preference shares	—	—	149,900,000	3	1,432	—	—	1,435
Conversion of preference shares	149,900,000	3	(149,900,000)	(3)	—	—	—	—
Translation adjustment	—	—	—	—	—	16	—	16
Net profit for the period	—	—	—	—	—	—	537	537

At June 30, 2004	749,900,000	15	—	—	7,298	(414)	(4,409)	2,490
Translation adjustment	—	—	—	—	—	(12)	—	(12)
Net profit for the period	—	—	—	—	—	—	12,194	12,194
Dividends paid	—	—	—	—	—	—	(36)	(36)

At December 31, 2004	749,900,000	15	—	—	7,298	(426)	7,749	14,636
Net profit for the period	—	—	—	—	—	—	7,313	7,313
Translation adjustment	—	—	—	—	—	(104)	—	(104)
Dividends	—	—	—	—	—	—	(59)	(59)

At June 30, 2005	749,900,000	15	—	—	7,298	(530)	15,003	21,786

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Unaudited Six months ended June 30,
	2004	2005
Cash flows from operating activities:
Net income	$537	$7,313

Adjustments to reconcile net income to net cash from operating activities:
Gain on disposal of investment securities	(4)	—
Proceeds on disposal of investment securities	105	—
Depreciation of property, plant and equipment	279	549
Allowance for doubtful receivables	—	238
Net unrealized losses (gains) on investment securities	44	(5)
(Increase) decrease in inventories	(3,835)	1,352
(Increase) decrease in accounts receivable	(1,196)	11,232
Decrease in prepaid expenses and other current assets	(955)	(36)
Increase (decrease) in accounts payable	5,533	(8,522)
Increase (decrease) in accrued expenses and other payables	940	(252)
Increase in income taxes payable	124	1,803
Increase in deferred income taxes	6	—

Total adjustments	1,041	6,359

Net cash from operating activities	$1,578	$13,672

Cash flows from investing activities:
Purchase of property, plant and equipment	$(318)	$(2,993)
Decrease in pledged bank deposit	149	97

Net cash used in investing activities	$(169)	$(2,896)

Cash flows from financing activities:
Proceeds from bank loans	$31,109	$168,335
Repayment to a director	(491)	(1,430)
Repayment of capital lease obligation	(218)	(238)
Repayment of other loans	(188)	(104)
Repayment of bank loans	(29,383)	(184,270)
Increase (decrease) in bank overdraft	24	(267)
Issue of shares	1,435	60,000
Net payments for discounted bills with recourse	(2,757)	(2,244)

Net cash from (used in) from financing activities	$(469)	$39,782

Effect of foreign exchange rate changes	$16	$(148)

Net increase in cash and cash equivalents	$956	$50,410
Cash and cash equivalents at beginning of period	1,710	7,081

Cash and cash equivalents at end of period	$2,666	$57,491

Supplemental schedule of cash flow information:
Interest paid	$258	$555
Income taxes (paid), net	(27)	—

See accompanying notes to consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data)

1.    Company Information

A-Max Technology Limited was incorporated on March 17, 2004 as an exempted company with limited liability in Bermuda under the Companies Act 1981 of Bermuda.

A-Max Technology Limited (the “Company” or “A-Max”) and its consolidated subsidiaries, including its variable interest entity (collectively, the “Group”), are principally engaged in the provision of total solutions to global brand name companies in the portable digital audio industry and the consumer products retail chains. As of June 30, 2005, substantially all of its business was conducted through subsidiaries in which the Company indirectly holds a 100% interest, collectively the “operating subsidiaries”. The Company holds its interests in the operating subsidiaries indirectly through Techniques International Limited (“Techniques”), which is wholly owned by the Company and incorporated in the British Virgin Islands (“BVI”).

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

(b)    Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity date of three months or less at the date of purchase.

The Company’s cash equivalents consist of short term deposits with various banks.

(c)    Investment securities

Investment securities are primarily comprised of equity funds, which the Company has classified as trading securities. Securities classified as trading securities are stated at fair value with unrealized gains and losses credited or charged to the consolidated statement of operations. Realized gains and losses on the sale of the trading securities are determined using the specific-identification method and are reflected in other income (expenses).

(d)    Inventory

Inventory is stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(e)    Pledged deposits

As of June 30, 2004 and 2005, the Company had certain fixed rate deposits of $757 and $259, respectively. These deposits were pledged to various banks to secure certain banking facilities of the Company.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(f)    Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed using the straight-line method over the estimated lives of assets as follows:

Classification	Years
Property	20 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 years
Production equipment	5 to 10 years
Motor vehicles	5 years
Moulds	3 years

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

(g)    Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(h)    Revenue recognition

The Company recognizes revenue based on firm customer orders with fixed terms and conditions, including price. The Company recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Company meets these criteria at the point of shipment, for shipments which are made with FOB shipping point terms, and upon delivery, for shipments which are made with FOB destination terms. The Company does not provide its customers with price protection and only provides the right of return or subsequent rebates for defective goods in connection with its warranty policy. For selected customers, the Company ships, without charge, extra units of our products equivalent to 1% of the units ordered by the customer. The intent of shipping the extra units is to cover any warranty issues that may arise, which benefits both the Company and its customers by avoiding additional shipping and handling costs that would be associated with returns under warranty and by enhancing customer satisfaction. The cost of these extra units is included in cost of sales at the point of initial revenue recognition for the order. The costs of the Company’s warranty policy to date, including the cost of extra units, for the period ended June 30, 2004 and 2005 were $339 and $477, respectively.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(i)    Shipping and handling costs

Shipping and handling costs are classified as cost of sales for costs incurred for materials purchased and selling expenses for those costs incurred in the delivery of finished products. During the six months period ended June 30, 2004 and 2005, shipping and handling costs classified as costs of sales were $73 and $158, respectively. During the six months period ended June 30, 2004 and 2005, shipping and handing costs classified as selling expenses were $242 and $1,677, respectively.

(j)    Research and development costs

Research and development costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products, and are expensed as incurred.

(k)    Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $91 and $237 for the six months period ended June 30, 2004 and 2005, respectively, and are classified as selling expenses.

(l)    Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans (see Note 13) are expensed as incurred.

(m)    Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(n)    Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(o)    Earnings per share

Basic earnings per share is computed by dividing net income, adjusted for dividends paid to preference shareholders, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

(p)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q)    Comprehensive income (loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.

(r)    Fair value disclosures

The carrying amounts of cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued expenses and other payables approximate their fair values due to the short term nature of these instruments.

(s)    Concentration of risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(t)    Variable interest entity

On December 2, 2004, the Company provided capital for funding the start-up operations of an entity in exchange for a 6% convertible promissory note due December 2, 2006. The employees of the entity own 100% of its equity interests. The principal business activity of the entity is to promote portable digital consumer products. The Company has consolidated the entity since its inception, based on the Company’s determination that it is the entity’s primary beneficiary.

(u)    Mezzanine equity

The Series A Shares issued on June 17, 2005 (See Note 10), which were issued with a put option that permits the shareholders to sell back the shares to the Company after June, 2009, are classified as mezzanine equity.

(v)    Recent changes in accounting standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company does not expect this standard to have a significant impact on its consolidated financial statements.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. As of June 30, 2005, the Company does not have any share based payments and has not yet determined which methodology it will adopt.

(w)     Unaudited interim financial information

The financial information with respect to the six-month periods ended June 30, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of results to be expected for the full year.

3.     Investment in Subsidiaries

(a)     Subsidiaries

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

Particulars regarding the legal subsidiaries as of each balance sheet date are as follows:

Name of company	Place of establishment and operation	Percentage of ordinary share/ registered capital held by the Company at,		Principal activities
		June 30, 2004	June 30, 2005
Techniques International Limited	BVI	100%	100%	Investment holding and provision of management, sales and administrative support services

A-Max Technology Company Limited	Hong Kong	100% (note)	100% (note)	Provision of total solutions and trading and development of portable multimedia computer related consumer electronic products

A-Max Technology GmbH	Germany	100% (note)	100% (note)	Trading and development of portable multimedia computer-related consumer electronic products

(“Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited”)	People’s Republic of China (“PRC”)	100% (note)	100% (note)	Design and manufacture of portable multimedia computer-related consumer electronic products

A-Max Technology Macao Commercial Offshore Company Limited	Macao	—	100% (note)	Provision of sales support and logistics related activities

Note:

The subsidiary was indirectly held by the Company as at balance sheet dates.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

4.    Inventories

Inventories consist of the following:

	Unaudited June 30,
	2004	2005
Raw materials	$6,721	$15,308
Work-in-progress	1,524	1,811
Finished goods	2,721	7,133

	$10,966	$24,252

5.    Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	Unaudited June 30,
	2004	2005
Furniture and fixtures	$29	100
Office equipment	592	1,590
Leasehold improvements	170	447
Production equipment	2,057	4,867
Motor vehicles	88	189
Moulds	810	1,911

Total	3,746	9,104
Less: Accumulated depreciation and amortization	(1,233)	(1,973)

Net book value	$2,513	$7,131

6.    Other Investments

	Unaudited June 30,
	2004	2005
Cost method investment	$179	$—

As of December 31, 2004, the Company conducted an analysis of its investment representing 11.11% of a private company incorporated in Korea. Based on evaluation of the financial performance of the investment, the Company recorded a full impairment of the investment at December 31, 2004.

7.    Investment Securities

Investment securities represent investment in securities with readily determinable fair market values and original maturities in excess of three months. The investments are categorized as trading securities and are reported at fair value, with changes in fair value recorded in consolidated net income . The cost of securities held at June 30, 2004 and 2005 was $967. As of June 30, 2004 and 2005, the market value of such securities was $923 and $953, respectively. Included in the determination of net income for the periods ended June 30, 2004 and 2005 were unrealized losses of $44 and unrealized gains of $5, respectively.

As of June 30, 2004 and 2005, the investment securities balance of $923 and nil, respectively, was pledged as collateral for certain of the Company’s credit facilities.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

8.    Borrowings and Banking Facilities

The Company has credit facilities with various banks representing trade acceptances, import and factoring facilities, equipment purchases and overdrafts. As of June 30, 2004 and 2005, these facilities totaled $12,118 and $37,180, of which $2,607 and $27,760 respectively were unused. The funds borrowed under these facilities are generally repayable within 60 to 100 days. Interest rates are generally based on either the banks’ Hong Kong Interbank Offered Rate plus 1.5% per annum or Singapore Interbank Offered Rate plus 1.5% per annum, and the credit lines are normally subject to annual review and renewal. The weighted average interest rates on the import and factoring loans as of June 30, 2004 and 2005 were 3.8% and 4.7%, respectively. The banking facilities are secured by certain bank deposits totaling $757 and $259 as of June 30, 2004 and 2005 respectively. As of June 30, 2004, the banking facilities were also secured by joint and several guarantees provided by Mr. Dong Yu Xiao and Mr. Chan Hok Yiu, Victor and pledges of certain investment securities. As of June 30, 2005, these guarantees and pledges of investment securities had been released.

	Unaudited June 30,
	2004	2005
Import and factoring loan	$9,511	$9,420
Discounted bills with recourse	2,529	5,076
Other loans	164	—

	$12,204	$14,496

At June 30, 2004 and 2005, included in the accounts receivable were receivables of $2,529 and $5,076 respectively, pledged for securing the discounted bills with recourse. The Company has signed factoring agreements with certain financial institutions which allow the Company to obtain financing, for certain customers, from such financial institutions at an amount equal to a proportion of the receivable’s balance, generally up to 80%. The financial institutions have full recourse against the Company for any bad debts. Payment terms under these agreements are generally 60 days to 90 days. The finance charge for such factoring agreements are typically at SIBOR plus 1.5% per annum.

9.    Capital Lease Obligations

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of June 30, 2004 and 2005 related to certain equipment, which amounted to $638 and $179 respectively. Future minimum lease payments under capital lease obligations as of June 30, 2005 are as follows:

Period ending June 30,
2005	$185
2006	—

Total minimum lease payments	$185
Less: amounts representing interest	(6)

Present value of minimum lease payments	$179
Current portion	(179)

Non-current portion	$—

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

10.    Capital Structure

As of June 30, 2004, the Company had two classes of shares issued and outstanding: ordinary shares and preference shares. On November 30, 2004, all such issued and outstanding preference shares were converted into ordinary shares of the Company on a 1-for-1 basis. As of December 31, 2004, the Company had only ordinary shares issued and outstanding. As of June 30, 2005, after the issuance of the Series A Convertible Participating Redeemable Preferred Shares, par value $0.00002 per share (the “Series A Preferred Shares”), discussed below, the Company had two classes of shares issued and outstanding: ordinary shares and Series A shares.

On June 17, 2005, the Company approved a 50,000-for-1 stock split for all ordinary shares and changed the par value of its ordinary shares to $0.00002. Prior to the 50,000-for-1 stock split, which became effective as of June 17, 2005, there were 28,000 ordinary shares with a par value of $1.00 authorized and 14,998 ordinary shares issued and outstanding . All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the stock split.

Series A Preferred Shares

On May 27, 2005, the Company entered into a share subscription agreement, pursuant to which the Company agreed to sell 141,490,566 Series A Preferred Shares to certain investors for an aggregate issue price of $60,000, representing a per share price of approximately $0.42. The Series A Preferred Shares were issued on June 17, 2005.

The key terms of the Series A Preferred Shares are as follows:

Dividends.    The holders of Series A Preferred Shares are entitled to receive dividends at an annual rate of 3%, calculated on the basis of a 365-day year, which dividends shall accrue on a daily basis from the date of issuance, whether or not declared. Accrued and unpaid dividends shall not be paid in cash but instead shall compound and be added on a quarterly basis on March 31, June 30, September 30 and December 31 of each year. The accrued and unpaid dividends amounted to $59 as of June 30, 2005.

Conversion.    Each holder of Series A Preferred Shares is entitled to convert at any time and from time to time, subject to the automatic conversion terms, any or all of such holder’s Series A Preferred Shares. The number of ordinary shares to be received upon conversion is equal to the product of (i) the number of Series A Preferred Shares being so converted multiplied by (ii) the quotient of (x) the sum of the compounded and accrued dividends through the conversion date, divided by (y) the conversion price of $0.42405641 per share, subject to adjustment for certain antidilution adjustments and a contingent earnings adjustment.

Automatic Conversion.    Immediately upon the completion of a qualifying underwritten initial public offering (“IPO”), each Series A Preferred Share shall automatically be converted, with no further action required to be taken by the Company or the holder thereof, into the number of ordinary shares equal to the sum of (i) the quotient of the subscription price of $0.42405641, divided by the conversion price of $0.42405641 per share subject to adjustment for certain antidilution provisions and a contingent earnings adjustment, plus (ii) the quotient of the sum of the compounded and accrued dividends through the conversion date, divided by the IPO price.

Voting rights.    Each Series A Preferred Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Preferred Shares is then convertible. In addition, subject to certain threshold shareholding amounts, the Series A Preferred shareholders shall be entitled to elect one member to the Board of Directors of the Company. In addition, the Board of Directors of the Company and the shareholders of the Company shall not, without the prior affirmative vote or written consent of the holder(s)

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

of more than 50.0% of the Series A Preferred Shares, approve, consent to or ratify certain specified corporate actions including the incurrence of any indebtedness, in the aggregate, above $5,000 and capital expenditures in excess of $500.

Redemption.    Beginning on the fourth anniversary of the original issue date of the Series A Preferred Shares, upon the request of holders of a majority of the then-outstanding Series A Preferred Shares, the Company shall redeem for cash all Series A Preferred Shares. The redemption price shall equal the sum of the original subscription price and all accrued dividends as of the redemption date, plus any additional amount which may be required such that the per annum return on the preferred subscription price yields a compounded annual rate of return, net of withholding taxes, of 10% to the Series A Preferred shareholders as of the redemption date. As of June 30, 2005 the Company does not believe redemption of the Series A Preferred Shares is probable, based on the assessment of its ability to complete a qualifying underwritten IPO.

Antidilution provisions.    In the event that the Company shall issue additional options, warrants, convertible securities and ordinary shares without consideration or for a consideration per share less than the applicable conversion price in effect, the conversion price shall be reduced, concurrently with such issue, to a new price.

Earnings adjustment.    In the event the Company’s 2005 net income, as stipulated in the agreement, is less than certain predefined amounts, the conversion price, then in effect, shall be reduced.

Liquidation preference.    In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A Preferred Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, the amount of the subscription price plus all compounded and accrued dividends as of the liquidation date, and after the distribution and payment, if assets remain in the Company, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of Series A Preferred Shares and the holders of ordinary shares pro rata based on the number of ordinary shares held by each (assuming the conversion of Series A Preferred Shares).

11.    Earnings Per Share

The calculations of basic earnings per share are computed as follows:

Six months ended June 30,	2004	2005
Income for the period	$537	$7,313
Dividends on Series A Preferred shares	—	(59)
Income attributable to Series A Preferred shareholders	—	(83)

Income available to ordinary shareholders	537	7,171

Weighted average number of ordinary shares for the calculation of basic earnings per share	600,000,000	749,900,000
Effect of dilutive potential ordinary shares: Convertible preferred shares	74,535,912	N/A
Weighted average number of ordinary shares for the calculation of diluted earnings per share	674,535,912	N/A

Basic earnings per share	0.0009	0.0095
Diluted earnings per share	0.0008	N/A

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

For the period ended June 30, 2005, Series A Preferred Shares were not included in the calculation of diluted earnings per share as their effect is antidilutive.

12.    Other Income

Six months ended June 30,	2004	2005
Exchange gain	$5	$120
Gain on disposal of investment securities	4	—
Others	15	126

	$24	$246

13.    Staff Retirement Plans

The Company operates a Mandatory Provident Fund (“MPF”) scheme for all qualifying employees in Hong Kong. The MPF is a defined contribution scheme and the assets of the scheme are managed by trustees independent to the Company.

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% of the employee’s relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Employees are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contributions to the staff retirement plans in Hong Kong and the PRC amounted to $11 and $15 for the six months ended June 30, 2004 and 2005, respectively.

14.    Income Taxes

The components of income taxes are as follows:

Six months ended June 30,	2004	2005
Hong Kong	$156	$1,798

Under the current Bermuda law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in the BVI are exempted from income taxes.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the statutory rate of taxation of 17.5% for the six months ended June 30, 2004 and 2005 to the estimated taxable income earned in or derived from Hong Kong during the relevant period, if applicable.

Deferred tax, where applicable, is provided under the liability method at the rate of 17.5% as of June 30, 2004 and 2005, being the enacted Hong Kong statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC is currently 33% (30% state tax and 3% local tax). However, because Shenzhen Zhongyuyuanyi Digital Science and Technology Company Limited is located in Shenzhen and is involved in manufacturing operations, the subsidiary qualifies for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax. Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. The first profit making year was 2004 and as a result, the last year for which the Company will benefit from this tax holiday will be the fiscal year ending December 31, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

Six months ended June 30,	2004	2005
Income tax
Current period	$151	$1,798
Deferred tax
Charge for the period	5	—

	$156	$1,798

The Company’s deferred tax assets and liabilities as of June 30, 2004 and 2005 are attributable to the following:

	Unaudited June 30,
	2004	2005
Deferred tax liabilities:
Accelerated tax depreciation	$47	$119

Deferred tax assets:
Net operating loss	$401	$455
Valuation allowance	(401)	(455)

	$—	$—

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carryforwards. As the management does not believe that it is more likely than not that the deferred tax assets will be realized, a full valuation allowance has been established at balance sheet dates.

At June 30, 2004 and 2005, the Company had net operating loss carryforwards of $1,114 and $1,650, respectively. As of June 30, 2004 and 2005, the Company’s PRC subsidiary had tax losses of approximately $95 and $743, respectively, that will expire five years from the respective financial years incurring the losses. Other losses may be carried forward indefinitely.

At June 30, 2004 and 2005, net operating loss carryforwards attributable to A-Max Technology GmbH were $1,018 and $902, respectively. Tax losses may be carried forward indefinitely.

No income tax arose in the United States of America in any of the periods presented.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

Six months period ended June 30,	2004	2005
Income before income taxes	$693	$9,111
Hong Kong Profits Tax rate	17.5%	17.5%
Income tax expense at Hong Kong tax rate on income before income tax	$121	$1,595
Effect of income (loss) for which no income tax benefit/expense is receivable/payable	11	(18)
Valuation allowance	29	212
Other	(5)	9

	$156	$1,798

15.    Commitments and Contingencies

(a)    Lease commitments

Rental expense under operating leases was $107 and $470 in the six months ended June 30, 2004 and 2005, respectively.

At June 30, 2005, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Twelve months ending June 30,
2006	$1,182
2007	1,048
2008	420
2009	37
2010	6

$2,693

(b)    Capital commitments

At June 30, 2005, the Company had no outstanding capital commitment.

16.    Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s FIEs, the Company’s subsidiary in the PRC other than Hong Kong are required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprises (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

authorities. These reserves represent appropriations of retained earnings determined according to Chinese law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately $183 is not available for distribution as of June 30, 2005.

17.    Operations by Geographical Area

The Company currently operates in one reportable segment, the provision of IDS solutions, which includes the design and manufacture of portable multimedia computer related consumer electronic products for global brand name companies in the portable digital audio industry and the consumer products retail chains. The Company’s chief operating decision maker is its CEO.

Geographic information of the Group is as follows:

Six months ended June 30,	2004	2005
Net sales to customers by geographical area based on the destination of shipments:
— Europe
— Germany	$4,992	$27,518
— Netherlands	2,988	850
— Luxembourg	—	25,098
— United Kingdom	1,751	28,645
— France	10,324	2,131
— Others	90	2,567
— United States	1,374	8,211
— Canada	450	3,358
— Asia (excluding Japan)	7,686	24,162
— Japan	75	5,087
— Others	47	220

Total net sales	$29,777	$127,847

As at June 30,	2004	2005
Long-lived assets by geographical area:
— PRC, excluding Hong Kong	$2,077	$5,516
— Hong Kong	372	1,564
— Others	64	51

Total long-lived assets	$2,513	$7,131

18.    Major Customers

The Company’s sales to customers which accounted for 10% or more of its sales are as follows:

Six months ended June 30,	2004	2005
A	37%	22%
B	13%	10%
C	10%	—%
D	—%	12%
Others	40%	56%

	100%	100%

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

19.    Related Party Transactions

The Company received loans from a director of the Company in the past for working capital purposes, the last of which was in 2001. The loans are non-interest bearing and are payable on demand. Outstanding balances payable on demand were $2,163 and nil as of June 30, 2004 and 2005, respectively. The remaining outstanding balance was paid in full in June 2005.

The Company received loans from a shareholder of the Company in the past for working capital purposes, the last of which was in 2003. The loans are non-interest bearing and are payable on demand. Outstanding balances payable on demand were $164 and nil as of June 30, 2004 and 2005, respectively. The remaining outstanding balance was paid in full in January 2005.

Certain shareholders of the Company have also guaranteed the capital lease payments disclosed in Note 9.

In January 2005, the Company obtained additional guarantees from E2-Capital Holdings Ltd. (“E2-Capital”), a listed company in Hong Kong in connection with obtaining certain banking facilities in an amount of approximately $11,590. The transaction is a related party transaction as certain substantial shareholders of E2-Capital are also shareholders of the Company. Under the terms of the guarantee agreement, the Company is required to pay a fee of 2% per annum to E-2 Capital based on the monthly utilization of the banking facilities. During the six months ended June 30, 2005, the Company incurred $84 in such fees to E2-Capital.

In November 2004, A-Max Technology Company Limited (“A-Max (HK)”) entered into an agreement with Crosby Capital Partners (Hong Kong) Limited and its affiliate SBI Crosby Limited (collectively “Crosby”), under which Crosby is to provide certain financial advisory services to the Company. Such financial advisory services mainly relate to assisting the Company in the preparation of certain marketing materials and to identify and assist in certain negotiations with prospective investors. The transaction is a related party transaction as a director of the Company is also a director of Crosby. Under the terms of the agreement, A-Max (HK) agrees to pay Crosby an aggregate financial advisory fee of $40 and a success-based commission. The success-based commission for the Series A Preferred Shares is expected to be approximately $500. See Note 21. As of June 30, 2005, A-Max (HK) had paid $15 to Crosby.

One of the Company’s operating subsidiaries entered into a tenancy agreement with Lucky Happy Development Limited, which is an indirectly wholly-owned subsidiary of E2-Capital, for the purpose of the Hong Kong office premise. The rent paid during the six month ended June 30, 2004 and 2005 amounted to nil and $28 respectively. The rent period is for three years with a monthly rent of $5 such that the required minimum rent payment at June 30, 2005 are as follows:

Period ending June 30,
2006	$56
2007	56
2008	15

$127

During the six months ended June 30, 2004 and 2005, the Company’s sales to NAPA Global Limited, a subsidiary of E2-Capital, amounted to nil and $146, respectively. As of June 30, 2005, the amount due from Napa Global Limited amounted to nil.

A-MAX TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands of US dollars, except share and per share data)

20.    Contingency

On March 30, 2005, the Company received a settlement offer from legal counsel representing a former customer which filed a complaint with the Bankruptcy Court in the United States District Court, North District of California on July 24, 2003 to recover certain amounts which may be deemed to be “preferential transfers”, pursuant to Chapter 11 of the Bankruptcy Code. The maximum potential claims under this complaint is approximately $2,000 based on payments received by A-Max from this customer within 90 days before the customer’s bankruptcy filing. The Company believes that these payments were made in the normal course of business and should not be deemed to be preferential and will defend its rights vigorously. However, litigation is subject to many uncertainties, and the outcome of litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of this matter will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company.

21.    Subsequent Events

On July 30, 2005, the Company received $500 from the entity which was consolidated as a variable interest entity since its inception (see Note 2 (t)), and is included in the consolidated balance sheet as of December 31, 2004 and June 30, 2005. The payment represents a reimbursement for all start-up capital previously provided by the Company to this entity. As the Company no longer has any financial investment or any obligations to provide funding to this entity, the Company will no longer consolidate the entity.

On August 26, 2005, the existing holders of the Company’s ordinary shares entered into a share purchase agreement to sell 5,895,440 ordinary shares on a pro rata basis based on their holdings of the Company’s ordinary shares for a total purchase price of approximately $2.5 million to four new investors, including the Company’s independent director appointees, at approximately $0.42 per share. The share purchase and sale transaction was completed in September 2005. The two director appointees are being sold 1,000,000 and 589,544 ordinary shares, respectively, in connection with their appointment as directors of the Company. Accordingly, the Company has engaged a third party appraiser to assist in the assessment of the fair value of the ordinary shares at the date of purchase, in order to determine whether any share-based compensation expense is required to be recorded in connection with this transaction. The Company will record compensation expense to the extent the fair value of the shares transferred is determined to be greater than the price paid by the director appointees. The Company expects to complete its determination of the fair value of the ordinary shares being purchased by the end of the three months ending September 30, 2005.

Through and including             , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,500,000 American Depositary Shares

A-Max Technology Limited

Representing 162,500,000 Ordinary Shares

P R O S P E C T U S

Merrill Lynch & Co.	UBS Investment Bank

Thomas Weisel Partners LLC	Jefferies Broadview

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The bye-laws of the Registrant provide for indemnification of the Registrant’s officers and directors against all liabilities, losses, damages or expenses incurred or suffered by such party as an officer or director of the Registrant; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 (the “Companies Act”) as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. Our March 2004 issuances of ordinary shares to Victor Hok Yiu Chan, Cheung Nam Kang, Liu Hsien-Ping, Lee Jaw-Lung and March 2004 issuance of preference shares to SIIS Multimedia (No. 1) Limited were exempt from registration in reliance on Regulation S under the Securities Act. Based on the representations of these shareholders, none of them was a “U.S. person” as defined under Rule 902. In addition, the sale and issuance of our shares were conducted outside the U.S. and there were no direct selling efforts in the U.S. Our June 2005 issuance of Series A Preferred Shares to General Atlantic was exempt from registration in reliance on Regulation D under the Securities Act. Based on the representations of General Atlantic, General Atlantic is an “accredited investor” as defined under Rule 501.

Purchaser	Date of Sale or Issuance	Number of Securities*	Consideration ($)	Underwriting Discount and Commission ($)
Victor Hok Yiu Chan	March 25, 2004	6,000 ordinary shares	Transfer of 2,870,667 shares in Techniques International	N/A
Cheung Nam Kang	March 25, 2004	2,400 ordinary shares	Transfer of 1,148,265 shares in Techniques International	N/A
Liu Hsien-Ping	March 25, 2004	2,250 ordinary shares	Transfer of 1,076,500 shares in Techniques International	N/A

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission ($)
Lee Jaw-Lung	March 25, 2004	1,350 ordinary shares	Transfer of 645,900 shares in Techniques International	N/A
SIIS Multimedia (No. 1) Limited	March 25, 2004	2,998 preference shares	$1,434,436	N/A
Allied Knight Finance Limited	November 30, 2004	892 ordinary shares	Conversion of 892 preference shares**	N/A
Brilliant Elite Limited	November 30, 2004	892 ordinary shares	Conversion of 892 preference shares**	N/A
Lucktime Management Limited	November 30, 2004	892 ordinary shares	Conversion of 892 preference shares**	N/A
Seamless China Profits Limited	November 30, 2004	322 ordinary shares	Conversion of 322 preference shares**	N/A
General Atlantic Partners (Bermuda), L.P.	June 17, 2005	99,967,752 Series A Preferred Shares	$42,391,979.12	N/A
GAP-W International, LLC	June 17, 2005	29,798,080 Series A Preferred Shares	$12,636,070.73	N/A
GAP Coinvestments III, LLC	June 17, 2005	7,721,435 Series A Preferred Shares	$3,274,325.02	N/A
GAP Coinvestments IV, LLC	June 17, 2005	2,013,588 Series A Preferred Shares	$853,875.16	N/A
GapStar, LLC	June 17, 2005	1,768,632 Series A Preferred Shares	$749,999.97	N/A
GAPCO GmbH & Co. KG	June 17, 2005	221,079 Series A Preferred Shares	$93,750.00	N/A

*	All share numbers do not reflect the 1:50,000 share split which went effective on June 17, 2005.
**	In September 2004, SIIS Multimedia (No. 1) Limited transferred 892, 892, 892 and 322 preference shares to each of Allied Knight Finance Limited, Brilliant Elite Limited, Lucktime Management Limited and Seamless China Profits Limited, respectively.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1*	Bye-laws and Memorandum of Association of the Registrant, as currently in effect.

3.2†	Amended and Restated Bye-laws and Memorandum of Association of the Registrant.

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3 hereto).

4.2*	Registrant’s Specimen Certificate for Ordinary Shares.

Exhibit Number	Description of Document
4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4*	Series A Preferred Share Subscription Agreement, dated as of May 27, 2005, among the Registrant and other parties therein.

4.5*	Shareholders Agreement, dated as of June 17, 2005, among the Registrant and other parties therein.

4.6*	Registration Rights Agreement, dated as of June 17, 2005, among the Registrant and other parties therein.

5.1*	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.

8.1*	Form of Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters.

8.2**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2005 Share Incentive Plan.

10.2*	Form of Indemnification Agreement with the Registrant’s directors.

10.3*	Employment Agreement dated June 17, 2005 between the Registrant and Victor Chan.

10.4*	Employment Agreement dated June 17, 2005 between the Registrant and Diana Chan.

10.5*	Employment Agreement dated June 17, 2005 between the Registrant and Yu Xiao Dong.

10.6*	Windows Media Format Components Distribution License, dated June 1, 2004, between the Registrant and Microsoft Licensing, GP.

21.1*	Subsidiaries of the Registrant.

23.1**	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm.

23.2**	Consent of Conyers Dill & Pearman.

23.3**	Consent of Latham & Watkins LLP (included in Exhibit 8.2 hereto).

23.4**	Consent of Richards Butler.

23.5**	Consent of Haiwen & Partners.

23.6*	Consent of H. Raymond Bingham.

23.7*	Consent of Peter Clarke.

24.1*	Powers of Attorney (included on signature page).

99.1*	Lease Agreement dated October 15, 2004 between the Registrant and Lucky Happy Development Limited.

99.2*	Code of Business Conduct and Ethics of the Registrant.
99.3*	Supplemental and Guarantee Agreement, dated January 21, 2003, among Registrant, Botany Investment Limited, Mr. Xuerao Chen and Mr. Yu Xiao Dong (Translation).
99.4*	Letter Agreement, dated November 17, 2004, between Registrant, Crosby Capital Partners (Hong Kong) Limited and its affiliate SBI Crosby Limited.
99.5*	GuaranteeAgreement, dated as of August 31, 2004, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.6*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and Hang Seng Bank Limited.
99.7*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.8*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and DBS Bank (Hong Kong).

Exhibit Number	Description of Document
99.9*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.10*	BermudaTax Assurance, dated April 2, 2004.

*	Filed previously
**	Filed herewith
†	To be filed by amendment.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 28, 2005.

A-Max Technology Limited

By:	/s/ Victor Chan
Name:	Victor Chan
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Victor Chan Victor Chan	Chairman of the Board / Chief Executive Officer (principal executive officer)	September 28, 2005

/s/ Diana Chan Diana Chan	Director / Chief Financial Officer (principal financial and accounting officer)	September 28, 2005

/s/ * Yu Xiao Dong	Director	September 28, 2005

/s/ * Nam Kang Cheung	Director	September 28, 2005

/s/ * Sin Just Wong	Director	September 28, 2005

/s/ * Vince Feng	Director	September 28, 2005

/s/ * Philip Trahanas	Director	September 28, 2005

/s/ * Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized Representative in the United States	September 28, 2005

*By: /s/ Victor Chan Victor Chan Attorney-in-Fact

A-MAX TECHNOLOGY LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1*	Bye-laws and Memorandum of Association of the Registrant, as currently in effect.
3.2†	Amended and Restated Bye-laws and Memorandum of Association of the Registrant.
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3 hereto).
4.2*	Registrant’s Specimen Certificate for Ordinary Shares.
4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4*	Series A Preferred Share Subscription Agreement, dated as of May 27, 2005, among the Registrant and other parties therein.
4.5*	Shareholders Agreement, dated as of June 17, 2005, among the Registrant and other parties therein.
4.6*	Registration Rights Agreement, dated as of June 17, 2005, among the Registrant and other parties therein.
5.1*	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.
8.1*	Form of Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters.
8.2**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.
10.1*	2005 Share Incentive Plan.
10.2*	Form of Indemnification Agreement with the Registrant’s directors.
10.3*	Employment Agreement dated June 17, 2005 between the Registrant and Victor Chan.

10.4*	Employment Agreement dated June 17, 2005 between the Registrant and Diana Chan.

10.5*	Employment Agreement dated June 17, 2005 between the Registrant and Yu Xiao Dong.
10.6*	Windows Media Format Components Distribution License, dated June 1, 2004, between the Registrant and Microsoft Licensing, GP.
21.1*	Subsidiaries of the Registrant.
23.1**	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm.
23.2**	Consent of Conyers Dill & Pearman.
23.3**	Consent of Latham & Watkins LLP (included in Exhibit 8.2 hereto).
23.4**	Consent of Richards Butler.
23.5**	Consent of Haiwen & Partners.
23.6*	Consent of H. Raymond Bingham.
23.7*	Consent of Peter Clarke.
24.1*	Powers of Attorney (included on signature page).
99.1*	Lease Agreement dated October 15, 2004 between the Registrant and Lucky Happy Development Limited.
99.2*	Code of Business Conduct and Ethics of the Registrant.
99.3*	Supplemental and Guarantee Agreement, dated January 21, 2003, among Registrant, Botany Investment Limited, Mr. Xuerao Chen and Mr. Yu Xiao Dong (Translation).
99.4*	Letter Agreement, dated November 17, 2004, between Registrant, Crosby Capital Partners (Hong Kong) Limited and its affiliate SBI Crosby Limited.
99.5*	GuaranteeAgreement, dated as of August 31, 2004, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.6*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and Hang Seng Bank Limited.
99.7*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.8*	GuaranteeAgreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and DBS Bank (Hong Kong).

Exhibit Number		Description of Document
99.9*		Guarantee Agreement, dated as of January 26, 2005, between E2-Capital (Holdings) Limited and The Hong Kong and Shanghai Banking Corporation Limited.
99.10	*	BermudaTax Assurance, dated April 2, 2004.

*	Filed previously
**	Filed herewith
†	To be filed by amendment.